# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

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# FORM 8-K

### CURRENT REPORT

**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

Date of report (Date of earliest event reported): **November 30, 2010**



# United Fire & Casualty Company
(Exact Name of Registrant as Specified in its Charter)

| Iowa | 001-34257 | 42-0644327 |
|---|---|---|
| (State or Other Jurisdiction of Incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

| **118 Second Avenue, S.E.,**<br>**Cedar Rapids, Iowa** | **52407** |
|---|---|
| (Address of Principal Executive Offices) | (Zip Code) |

Registrant's telephone number, including area code: **(319) 399-5700**

**Not Applicable**
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Item 1.01.        Entry into a Material Definitive Agreement.**

*Agreement and Plan of Merger*

On November 30, 2010, United Fire & Casualty Company, an Iowa corporation ("United Fire"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with Mercer Insurance Group, Inc., a Pennsylvania corporation ("Mercer") and Red Oak Acquisition Corp., a Pennsylvania corporation and wholly owned subsidiary of United Fire ("Acquisition Corp."). The Merger Agreement provides, among other things, that, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. will merge with and into Mercer, with Mercer surviving as a wholly owned subsidiary of United Fire (the "Merger").

Subject to the terms and conditions of the Merger Agreement, which has been unanimously approved and adopted by the boards of directors of each of United Fire and Mercer, at the effective time of the Merger (the "Effective Time"), each share of Mercer common stock ("Mercer Common Stock") issued and outstanding immediately prior to the Effective Time (other than shares of Mercer Common Stock held in the treasury of Mercer or by any subsidiary of Mercer and any shares of Mercer Common Stock owned by United Fire or any wholly owned subsidiary of United Fire), including any allocated and unallocated shares held by the Mercer Employee Stock Ownership Plan (the "Mercer ESOP"), and any shares of restricted stock, will be automatically cancelled and converted into the right to receive $28.25 in cash (the "Cash Consideration"), without interest.

In connection with the Merger, each outstanding option to purchase Mercer Common Stock ("Mercer Stock Option"), whether or not vested and exercisable, will, at the Effective Time, be cancelled and converted into the right to receive the product of (i) the number of shares of Mercer Common Stock that would have been acquired upon the exercise of such Mercer Stock Option, multiplied by (ii) the excess, if any, of the Cash Consideration over the exercise price to acquire a share of Mercer Common Stock under such Mercer Stock Option (the "Option Consideration"), subject to any applicable withholding taxes.

The closing of the Merger is subject to certain conditions, including, among others, (i) approval and adoption by Mercer shareholders of the Merger Agreement, (ii) applicable insurance regulatory approvals, (iii) the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act, (iv) the absence of any law or court or governmental order or injunction prohibiting, restraining or enjoining consummation of the Merger, (v) subject to materiality exceptions, the accuracy of the representations and warranties made by United Fire and Mercer, and compliance by United Fire and Mercer with their respective obligations under the Merger Agreement, and (vi) no event, occurrence, fact, condition, effect, change or development shall have occurred that, individually or in the aggregate, has, or would reasonably be expected to have, a material adverse effect on Mercer and its subsidiaries, taken as a whole, or on the ability of Mercer to consummate the transactions contemplated by the Merger Agreement.

Each of United Fire and Mercer has made representations and warranties in the Merger Agreement.  Mercer has agreed to certain covenants and agreements, including, among others, (i) to conduct its business in the ordinary course of business, consistent with past practice, during the period between the execution of the Merger Agreement and the closing of the Merger, (ii) not to solicit alternate transactions, enter into discussions, or enter into any agreement concerning, or provide confidential information in connection with, any proposals for alternative transactions, subject to a customary "fiduciary-out" provision which allows Mercer under certain circumstances to provide information to and participate in discussions with third parties prior to the approval of the Merger by Mercer's shareholders, with respect to unsolicited alternative acquisition proposals that Mercer's Board of Directors has determined, in its reasonable good faith judgment if consummated would be more favorable, from a financial point of view, to Mercer's shareholders than the Merger and that such proposal is reasonably capable of being completed within a substantially similar period of time as the Merger (a "Superior Proposal") and (iii) to call and hold a special shareholders' meeting and recommend adoption of the Merger Agreement.

The Merger Agreement contains specified termination rights for both United Fire and Mercer. Among other termination rights, Mercer may terminate the Merger Agreement prior to the date on which the shareholders of Mercer approve the Merger if the Board of Directors of Mercer determines that it would, in the reasonable good faith judgment of Mercer's Board of Directors, violate its fiduciary duties under applicable law to recommend approval of the Merger or the Merger Agreement (or if such recommendation is withdrawn) as a result of the receipt of a Superior Proposal. In connection with such termination, Mercer must pay United Fire a $6,685,000 fee. In addition, Mercer may also be obligated to pay a fee of $6,685,000 or to reimburse United Fire for its expenses incurred in connection with the Merger Agreement, up to $500,000, if the Merger Agreement is terminated under certain other specified circumstances.

As a material inducement to United Fire entering into the Merger Agreement, Andrew R. Speaker, the Chief Executive Officer, David B. Merclean, Senior Vice President of Finance and Chief Financial Officer, Paul D. Ehrhardt, Senior Vice President, Chief Underwriting Officer and Corporate Secretary and Paul R. Corkery, Senior Vice President and Chief Information Officer (collectively, the "Executives") have entered into agreements to terminate their existing employment agreements with Mercer and certain of its subsidiaries at the Effective Time (the "Employment Termination Agreements") substantially in the form attached to the Merger Agreement, pursuant to which Mercer will make a cash payment to each such Executive in an amount equal to 100% of the change in control payments due to each such Executive under their current employment agreements in the event such executive terminated his employment with Good Reason (as defined in the applicable existing employment agreement) at the Effective Time. In addition, Mercer has adopted a retention plan in the form attached to the Merger Agreement (the "Senior Management Retention Plan") pursuant to which Mssrs. Speaker, Merclean, Ehrhardt and Corkery will provide services to the surviving company on a transition basis following the Merger in exchange for payments on each of the three, six and nine month anniversaries of the Effective Time.

The foregoing summary of the Merger Agreement, the Employment Termination Agreements, the Senior Management Retention Plan and the transactions contemplated thereby contained in this Item 1.01 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of the Merger Agreement, the form of Employment Termination Agreement, and the Senior Management Retention Plan, copies of which are attached as Exhibit 2.1, and incorporated herein by reference.

The Merger Agreement has been included in this communication to provide investors and shareholders with information regarding its terms. It is not intended to provide any other factual information about United Fire, Acquisition Corp. or Mercer. The representations, warranties and covenants contained in the Merger Agreement (i) have been made only for purposes of the Merger Agreement, (ii) are subject to materiality qualifications contained in the Merger Agreement which may differ from what may be viewed as material by investors, (iii) were made only as of the date of the Merger Agreement or such other date as is specified in the Merger Agreement, and (iv) may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts. Accordingly, the Merger Agreement is included with this filing only to provide investors with information regarding the terms of the Merger Agreement, and not to provide investors with any other factual information regarding the parties or their respective businesses. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of United Fire, Acquisition Corp. or Mercer or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in United Fire's or Mercer's public disclosures.

*Shareholder Support Agreements*

Concurrently, and as a material inducement to United Fire entering into the Merger Agreement, Mercer's directors and certain of its officers (collectively, the "Signing Shareholders"), each solely in his or her capacity as shareholder of Mercer, entered into Shareholder Support Agreements with United Fire (the "Shareholder Support Agreements") with respect to their respective shares of Mercer Common Stock (the "Subject Shares") and Mercer Stock Options. Such shares constituted approximately 13% of the total issued and outstanding shares of Mercer Common Stock as of November 30, 2010. Pursuant to the Shareholder Support Agreements, the Signing Shareholders have agreed to appear or otherwise cause to be cast and to vote, or cause to be voted, the Subject Shares in favor of the approval of the Merger Agreement and the transactions contemplated thereby and against any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Mercer or any of its subsidiaries or any other "Acquisition Proposal" as defined in the Merger Agreement, or any amendment of Mercer's Charter or Bylaws or other proposal that would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Mercer.

In the Shareholder Support Agreements, the Signing Shareholders have agreed not to, on or after the date of the Shareholder Support Agreements, among other things, (i) sell, transfer, pledge, assign, otherwise dispose of or otherwise encumber any of the Subject Securities (as defined in the Shareholder Support Agreements) or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to any of the Subject Securities, other than the Shareholder Support Agreements (subject to certain limited exceptions and provided that the transferee agrees in writing to be bound by the terms of the Shareholder

Support Agreement).  The Signing Shareholders also have agreed not to take any action that Mercer is prohibited from taking under the Merger Agreement with respect to the solicitation of alternative transaction proposals.  The Shareholder Support Agreements will terminate upon the earliest to occur of (a) the termination of the Merger Agreement in accordance with its terms, and (b) the approval of the Merger and the Merger Agreement by the requisite vote of the shareholders of Mercer at the Mercer shareholder meeting.

The foregoing summary of the Shareholder Support Agreements and the transactions contemplated thereby contained in this Item 1.01 does not purport to be a complete description and is qualified in its entirety by reference to the terms and conditions of the form of Shareholder Support Agreement, a copy of which is attached as Exhibit 10.1 and incorporated herein by reference.

### Safe Harbor Statement

This communication contains certain statements related to future results, or states our intentions, beliefs and expectations or predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from either historical or anticipated results depending on a variety of factors. Potential factors that could impact results include: the possibility that the expected efficiencies and cost savings from the proposed transaction will not be realized, or will not be realized within the expected time period; the ability to obtain governmental approvals of the merger on the proposed terms and schedule contemplated by the parties; the failure of shareholders of Mercer to approve the proposed merger; the risk that the United Fire and Mercer businesses will not be integrated successfully; disruption from the proposed transaction making it more difficult to maintain business and operational relationships; the possibility that the proposed transaction does not close, including, but not limited to, due to the failure to satisfy the closing conditions; general economic conditions in the jurisdictions in which United Fire and Mercer do business; changes in global equity and fixed income markets that could affect the return on invested assets; fluctuations in exchange and interest rates that could influence revenue and expense; changes in the competitive environment; changes in commercial property and casualty markets and commercial premium rates that could impact revenues; the impact of class actions and individual lawsuits including client class actions, securities class actions, derivative actions and ERISA class actions; and the cost of resolution of other contingent liabilities and loss contingencies.  Further information concerning United Fire, Mercer, and their business, including factors that potentially could materially affect United Fire's and Mercer's financial results, is contained in United Fire's and Mercer's filings with the Securities and Exchange Commission (the "SEC").  See United Fire's and Mercer's Annual Reports on Form 10-K and Annual Reports to Shareholders for the fiscal years ended December 31, 2009, and other public filings with the SEC for a further discussion of these and other risks and uncertainties applicable to United Fire's and Mercer's businesses. Neither United Fire nor Mercer undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

### Additional Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy our securities or the solicitation of any vote or approval.  This communication is being made in respect of the proposed transaction involving United Fire and Mercer.  In connection with the proposed transaction, United Fire and Mercer will be filing documents with the SEC, including the filing by Mercer of a proxy statement regarding the proposed Merger and the mailing of such proxy statement to the Mercer shareholders. Before making any voting or investment decision, investors and shareholders are urged to read carefully in their entirety the Mercer proxy statement regarding the proposed transaction and any other relevant documents filed by either United Fire or Mercer with the SEC when they become available because they will contain important information about the proposed transaction.  You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC's website (*www.sec.gov*) or in the Investors section of Mercer's web site at www.mercerins.com. The proxy statement and such other documents may also be obtained, when available, for free from Mercer by directing such request to Mercer Insurance Group, Inc., P.O. Box 278, Pennington, New Jersey 08534, telephone: (800) 762-6837.

Mercer and its directors and executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Mercer's directors and executive officers in its definitive proxy statement relating to the 2010 annual shareholder meeting and annual report on Form 10-K for the fiscal year ended December 31, 2009, both filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Mercer proxy statement and other relevant materials to be filed with the SEC when they become available. You can obtain free copies of these documents from Mercer using the contact information above.

**Item 9.01.     Financial Statements and Exhibits.**

(d)     Exhibits:

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 2.1 | Agreement and Plan of Merger, dated as of November 30, 2010, among United Fire, Acquisition Corp. and Mercer, including the exhibits attached thereto.[*] |
| 10.1 | Form of Shareholder Support Agreement, dated as of November 30, 2010, by each of the following individuals: Andrew R. Speaker (President and Chief Executive Officer), David B. Merclean (Senior Vice President of Finance and Chief Financial Officer), Paul D. Ehrhardt (Senior Vice President, Chief Underwriting Officer and Corporate Secretary), Paul R. Corkery (Senior Vice President and |

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[*] Disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K.  United Fire agrees to furnish supplementally a copy of the omitted schedules to the SEC upon request.

Chief Information Officer), George T. Hornyak, Jr. (Director), Samuel J. Malizia (Director), Roland D. Boehm (Director), H. Thomas Davis, Jr. (Director), William V.R. Fogler (Director), William C. Hart (Director), Richard U. Niedt (Director), Richard J. Chichester (Vice President of Marketing), Lawrence J. Crawford (Vice President of Claims, East Coast), Gordon A. Coleman (Treasurer, East Coast), Debra J. Johnstone (Director of Human Resources, East Coast), John Hollingshead (Vice President of Legal), Artur A. Terner (Vice President of Finance) and Charles Wardlaw (Vice President of Claims, West Coast).

99.1    Joint Press Release, issued by United Fire and Mercer on November 30, 2010.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

**United Fire & Casualty Company**

(Registrant)


**/s/** Randy A. Ramlo

Randy A. Ramlo, Chief Executive Officer


Date: November 30, 2010

# EXHIBIT INDEX

| Exhibit Number | Description of Exhibit |
| --- | --- |
| 2.1 | Agreement and Plan of Merger, dated as of November 30, 2010, among United Fire, Acquisition Corp. and Mercer, including the exhibits attached thereto.[*] |
| 10.1 | Form of Shareholder Support Agreement, dated as of November 30, 2010, by each of the following individuals: Andrew R. Speaker (President and Chief Executive Officer), David B. Merclean (Senior Vice President of Finance and Chief Financial Officer), Paul D. Ehrhardt (Senior Vice President, Chief Underwriting Officer and Corporate Secretary), Paul R. Corkery (Senior Vice President and Chief Information Officer), George T. Hornyak, Jr. (Director), Samuel J. Malizia (Director), Roland D. Boehm (Director), H. Thomas Davis, Jr. (Director), William V.R. Fogler (Director), William C. Hart (Director), Richard U. Niedt (Director), Richard J. Chichester (Vice President of Marketing), Lawrence J. Crawford (Vice President of Claims, East Coast), Gordon A. Coleman (Treasurer, East Coast), Debra J. Johnstone (Director of Human Resources, East Coast), John Hollingshead (Vice President of Legal), Artur A. Terner (Vice President of Finance) and Charles Wardlaw (Vice President of Claims, West Coast). |
| 99.1 | Joint Press Release, issued by United Fire and Mercer on November 30, 2010. |

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[*] Disclosure schedules have been omitted pursuant to Item 601(b)(2) of Regulation S-K. United Fire agrees to furnish supplementally a copy of the omitted schedules to the SEC upon request.

EXECUTION VERSION

EXHIBIT 2.1

# AGREEMENT AND PLAN OF MERGER

BY AND AMONG

UNITED FIRE & CASUALTY COMPANY

RED OAK ACQUISITION CORP.

AND

MERCER INSURANCE GROUP, INC.

DATED AS OF NOVEMBER 30, 2010

TABLE OF CONTENTS

Exhibits

Exhibit A – Form of Shareholder Support Agreement
Exhibit B – Form of Agreement to Terminate Employment Agreement
Exhibit C – Form of Senior Management Retention Plan

# AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER is dated as of November 30, 2010, by and among MERCER INSURANCE GROUP, INC., a Pennsylvania corporation ("**Mercer**"), RED OAK ACQUISITION CORP., a Pennsylvania corporation ("**Acquisition Corp.**"), and UNITED FIRE & CASUALTY COMPANY, an Iowa corporation ("**Buyer**").

WHEREAS, Buyer has agreed to acquire Mercer through a merger of Acquisition Corp., a wholly-owned subsidiary of Buyer, with and into Mercer (the "**Merger**") and, as a result thereof, Mercer shall become a wholly-owned subsidiary of Buyer;

WHEREAS, in connection with the Merger, Buyer will exchange cash for all outstanding shares of Mercer capital stock and Mercer options and other rights to acquire common stock of Mercer;

WHEREAS, Mercer will seek shareholder approval of this Agreement and the Merger;

WHEREAS, this Agreement is intended to be a plan of merger pursuant to Section 1922 of the Pennsylvania Business Corporations Law of 1988, as amended ("**PBCL**");

WHEREAS, as a material inducement to Buyer to enter into this Agreement, each of the directors and executive officers of Mercer has executed a letter agreement (collectively, the "**Shareholder Support Agreements**") substantially in the form attached hereto as <u>Exhibit A</u> pursuant to which, among other things, such director and executive officer, as the case may be, has agreed to vote his shares of Mercer common stock in favor of this Agreement and the Merger; and

WHEREAS, as a material inducement to Buyer to enter into this Agreement, certain executive officers of Mercer have entered into an Agreement to Terminate Employment Agreement substantially in the form attached hereto as <u>Exhibit B</u> with Mercer and certain subsidiaries of Mercer (collectively, the "**Termination Agreements**"), pursuant to which such executive officer's employment agreement will automatically terminate at the Effective Time and Mercer will agree to make a cash payment to such executive officer and Mercer has adopted a Senior Management Retention Plan substantially in the form attached hereto as <u>Exhibit C</u>, providing for retention payments to reward selected officers and key employees of Mercer who continue to provide services to Mercer after the consummation of the Merger (the "**Retention Plan**").

NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, the parties hereto, intending to be legally bound, hereby agree as follows:

## ARTICLE I - DEFINITIONS

1.1  <u>Terms Generally</u>.  The words "hereby", "herein", "hereof", "hereunder" and words of similar import refer to this Agreement as a whole (including any Exhibits hereto and the Mercer Disclosure Schedule) and not merely to the specific section, paragraph or clause in which such word appears.  All references herein to Sections and Exhibits shall be deemed references to Sections of and Exhibits to this Agreement unless the context shall otherwise require. The words "include", "includes" and "including" shall be deemed to be followed by the phrase "without limitation." The definitions given for terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. Except as otherwise expressly provided herein, all references to "dollars" or "$" shall be deemed references to the lawful money of the United States of America, and all references to the word "day" shall be interpreted as a calendar day. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. Each of the parties has participated in the drafting and negotiation of this Agreement. If any ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

1.2 <u>Certain Terms</u>. Whenever used in this Agreement (including in the Mercer Disclosure Schedule), the following terms shall have the respective meanings given to them below or in the Sections indicated below:

"<u>Acquisition Corp.</u>" shall have the meaning set forth in the introductory paragraph hereto.

"<u>Acquisition Corp. Common Stock</u>" shall have the meaning set forth in Section 4.5.

"<u>Acquisition Documents</u>" means this Agreement, the Shareholder Support Agreements and any and all assignments, bills of sale and other documents and instruments executed by Mercer, Acquisition Corp. or Buyer to effect the transactions contemplated by this Agreement.

"<u>Acquisition Proposal</u>" shall have the meaning set forth in Section 5.4(e).

"<u>Acquisition Transaction</u>" shall have the meaning set forth in Section 5.4(d).

"<u>Affiliate</u>" means any entity directly or indirectly controlling, controlled by or under common control of Mercer or Buyer, as applicable.

"<u>Agreement</u>" means this Agreement and Plan of Merger.

"<u>Applicable Law</u>" means any applicable order, law, regulation, rule, ordinance, writ, injunction, directive, judgment, decree, principle of common law, constitution or treaty enacted, promulgated, issued, enforced or entered by any Governmental Body applicable to the parties hereto, or any of their respective Subsidiaries, properties or assets as the case may be.

"<u>Articles of Merger</u>" means the articles of merger, in customary form, to be executed by Acquisition Corp. and Mercer in accordance with the relevant provisions of the PBCL, and to be filed with the Secretary of State of the Commonwealth of Pennsylvania, in accordance with the laws of the Commonwealth of Pennsylvania.

"Best" means A.M. Best Company, Inc.

"Business Day" means any day other than (i) a Saturday or a Sunday, (ii) a national holiday in the United States of America, or (iii) a day on which commercial banks with offices in Philadelphia, Pennsylvania or Cedar Rapids, Iowa are authorized or required to be closed by law or executive order.

"Business Intellectual Property" shall have the meaning set forth in Section 3.28(a).

"Buyer" shall have the meaning set forth in the introductory paragraph hereto.

"Cash Consideration" shall have the meaning set forth in Section 2.6(b).

"Certificates" shall have the meaning set forth in Section 2.6(b).

"Closing" shall have the meaning set forth in Section 2.1.

"Closing Date" means a date specified by the parties which shall be within five (5) Business Days after satisfaction or waiver in writing (subject to Applicable Law) of the conditions (excluding conditions that, by their terms cannot be satisfied until the Closing Date) set forth in Article VI, or such other date as Mercer and Buyer shall agree.

"Closing Date Mercer Disclosure Schedule" shall have the meaning set forth in Section 5.11.

"Code" means the Internal Revenue Code of 1986, as amended.

"Confidentiality Agreement" shall have the meaning set forth in Section 5.3.

"Constituent Documents" means with respect to any entity, the certificate or articles of incorporation and bylaws of such entity, or any similar charter or other organizational documents of such entity.

"Contemplated Transactions" means collectively, all of the transactions contemplated by this Agreement and each of the Acquisition Documents, including the Merger.

"Continuing Employees" shall have the meaning set forth in Section 5.10(d).

"Contract" means any contract, agreement, instrument, loan, credit agreement, deed of trust, guarantee, indenture, note, bond, mortgage, commitment, lease, arrangement, obligation or understanding, whether written or oral.

"Current Premium" shall have the meaning set forth in Section 5.8(b).

"D&O Insurance" shall have the meaning set forth in Section 5.8(b).

"Director Deferred Compensation Agreements" shall have the meaning set forth in Section 5.10(i).

"Effective Time" means the time at which the Articles of Merger are accepted for filing by the Secretary of State of the Commonwealth of Pennsylvania or such later time established by the Articles of Merger.

"Encumbrance" means any mortgage, pledge, deed of trust, hypothecation, right of others, claim, security interest, encumbrance, burden, title retention agreement, license, occupancy agreement, easement, covenant, condition, encroachment, voting trust agreement, interest, option, right of first offer, negotiation or refusal, proxy, lien, lien with respect to Taxes, charge or other restrictions or limitations of any nature whatsoever, including such Encumbrances as may arise under any Contract.

"Environmental Claims" shall have the meaning set forth in Section 3.30(b).

"Environmental Laws" shall have the meaning set forth in Section 3.30(a).

"ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and any regulations issued thereunder.

"Exchange Act" means the Securities Exchange Act of 1934, as amended, and the related rules and regulations promulgated thereunder.

"Exchange Agent" shall have the meaning set forth in Section 2.7(a).

"FIC" means Franklin Insurance Company, a wholly-owned subsidiary of MIC.

"FPIC" means Financial Pacific Insurance Company, a wholly-owned subsidiary of FPIG.

"FPIG" means Financial Pacific Insurance Group, Inc., a wholly-owned subsidiary of Mercer.

"GAAP" means generally accepted accounting principles as in effect in the United States, applied on a consistent basis.

"Governmental Body" means any federal, state, local, municipal, foreign or other governmental authority of any nature.

"Governmental Requirements" shall have the meaning set forth in Section 3.6(a).

"Group" means, collectively, (i) Mercer, (ii) each Mercer Subsidiary, and (iii) any trust, corporation, partnership or any other entity as to which Mercer or any Mercer Subsidiary is liable for Taxes incurred by such entity pursuant to Treasury Regulations Section 1.1502-6 or pursuant to any other provision of Applicable Law. A "member of the Group" means any one of the entities identified or referred to in the preceding sentence.

"Hazardous Materials" means (i) petroleum and petroleum-derived substances, radioactive materials, asbestos, toxic molds or polychlorinated biphenyls, and (ii) any pollutant, contaminant, hazardous substance, hazardous waste, toxic substance, waste, additive, chemical, material, or substance or other compound element, material or substance in any form whatsoever (including products) defined or regulated as such or for which liability or standards of care are imposed under any Environmental Law.

"HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

"Indemnified Parties" shall have the meaning set forth in Section 5.8(a).

"Insurance Laws" means all laws, rules and regulations applicable to the business of insurance or the regulation of insurance holding companies, whether domestic or foreign, and all applicable orders and directives of Governmental Bodies and market conduct recommendations resulting from market conduct examinations of Insurance Regulators.

"Insurance Regulators" means all Governmental Bodies regulating the business of insurance under the Insurance Laws.

"Intellectual Property" shall have the meaning set forth in Section 3.28(g).

"Knowledge of Mercer" means the actual knowledge, after reasonable inquiry, of Andrew Speaker, David Merclean, Paul Ehrhardt, Ray Dudonis, Larry Crawford, Richard Chichester, John Hollingshead, Art Terner, Charles Wardlaw, Ed Paoletti or Paul Corkery.

"Letter of Transmittal" shall have the meaning set forth in Section 2.7(a).

"Material Adverse Effect" means any event, circumstance, development, change, occurrence or effect that has, or that could reasonably be expected to have, a material adverse effect upon (A) the assets, liabilities, condition (financial or otherwise), or operating results of Mercer and the Mercer Subsidiaries, taken as a whole; provided, however, that none of the following shall be deemed to constitute, and none of the following shall be taken into account in determining whether there has been, a Material Adverse Effect: (a) any adverse event, circumstance, change, development, occurrence, or effect arising from or relating to (i) general business or economic conditions, including interest rates, insurance premium rates and other conditions related to the business of insurance, (ii) national or international political conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack upon the United States, (iii) financial, banking, or securities markets (including any disruption thereof and any decline in the price of any security or any market index), (iv) changes or prospective changes in GAAP or SAP, (v) changes or prospective changes in Applicable Law, (vi) the taking by Mercer of any action expressly permitted, or the failure of Mercer to take any action expressly prohibited, by this Agreement or any of the Acquisition Documents, (vii) any failure in and of itself (as distinguished from any change or effect giving rise to or contributing to such failure) by Mercer to achieve any earnings, premiums written, or other financial projections or forecasts, or (viii) changes directly resulting from the announcement of the execution of this Agreement or the Contemplated Transactions, that, in the cases of (i) through (v) do not disproportionately impact Mercer or any of the Mercer Subsidiaries as compared to other property and casualty insurance companies doing business in the United States, and (b) any adverse change in, effect on, or development with respect to Mercer that is cured by Mercer before the earlier of (x) the Closing Date, or (y) the date on which this Agreement is terminated pursuant to Article VII, or (B) the ability of Mercer to consummate the Contemplated Transactions.

"Mercer" shall have the meaning set forth in the introductory paragraph hereto.

"Mercer 401(k) Plans" shall have the meaning set forth in Section 5.10(b).

"Mercer Actuarial Analyses" shall have the meaning set forth in Section 3.21(c).

"Mercer Actuary" shall have the meaning set forth in Section 3.21(c).

"Mercer Annual Financial Statements" shall have the meaning set forth in Section 3.7(a).

"Mercer Common Stock" means the common stock, no par value, of Mercer.

"Mercer Contracts" shall have the meaning set forth in Section 3.29(a).

"Mercer Disclosure Schedule" shall have the meaning set forth in the preamble of Article III.

"Mercer Employee Bonus Plan" means the employee bonus plan maintained by Mercer.

"Mercer ESOP" means the employee stock ownership plan maintained by Mercer.

"Mercer Financial Statements" shall have the meaning set forth in Section 3.7(b).

"Mercer GAAP Reserves" shall have the meaning set forth in Section 3.21(a).

"Mercer Holding Company Act Reports" shall have the meaning set forth in Section 3.11.

"Mercer Insurance Policies" shall have the meaning set forth in Section 3.31(a).

"Mercer Insurance Subsidiaries" means, collectively, MIC, MICNJ, FIC, and FPIC.

"Mercer Insurance Subsidiary" means, individually, any of MIC, MICNJ, FIC, or FPIC.

"Mercer Interim Financial Statements" shall have the meaning set forth in Section 3.7(b).

"Mercer Investments" shall have the meaning set forth in Section 3.23(a).

"Mercer Option Plan" means the Mercer Stock Incentive Plan adopted in 2004 and amended in 2006.

"Mercer Plans" or "Plan" shall have the meaning set forth in Section 3.26(a).

"Mercer Proxy Statement" shall have the meaning set forth in Section 5.13.

"Mercer Recommendation" shall have the meaning set forth in Section 5.12.

"Mercer Regulatory Agreement" shall have the meaning set forth in Section 3.18(b).

"Mercer Reinsurance Treaties" shall have the meaning set forth in Section 3.20(a).

"Mercer SAP Reserves" shall have the meaning set forth in Section 3.21(b).

"Mercer SEC Reports" shall have the meaning set forth in Section 3.7(a).

"Mercer Statutory Financial Statements" shall have the meaning set forth in Section 3.8(a).

"Mercer Shareholder Meeting" shall have the meaning set forth in Section 5.12.

"Mercer Stock Options" shall have the meaning set forth in Section 3.2(b).

"Mercer Subsidiary" means and includes FPIG, the Mercer Insurance Subsidiaries, BICUS Services Corporation, Financial Pacific Insurance Agency, the Statutory Trusts and any other direct or indirect Subsidiary of Mercer, FPIG the Mercer Insurance Subsidiaries, BICUS Services Corporation, Financial Pacific Insurance Agency or the Statutory Trusts.

"Merger" means the merger of Acquisition Corp. with and into Mercer, with Mercer surviving such merger as a wholly-owned Subsidiary of Buyer, as contemplated by this Agreement.

"MIC" means Mercer Insurance Company, a wholly-owned Subsidiary of Mercer.

"MICNJ" means Mercer Insurance Company of New Jersey, Inc., a wholly-owned Subsidiary of MIC.

"NASDAQ" means The NASDAQ Global Market.

"Option Consideration" shall have the meaning set forth in Section 2.6(c).

"Owned Business Intellectual Property" shall have the meaning set forth in Section 3.28(e).

"PBCL" means the Pennsylvania Business Corporation Law of 1988, as amended.

"Permits" shall have the meaning set forth in Section 3.18(a).

"Permitted Encumbrances" means: (i) Encumbrances reflected in the Mercer Financial Statements or in the Mercer Disclosure Schedule, (ii) Encumbrances for Taxes (x) not yet due and payable, or (y) which are being contested in good faith by appropriate proceedings, (iii) Encumbrances incurred in the ordinary course of business for sums not yet due and payable, and (iv) Encumbrances that do not in any material respect interfere with the title, value, marketability, occupancy or current use of the assets of Mercer's or any Mercer Subsidiary's businesses.

"Person" means any legal person, including any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity of similar nature.

"Pre-Closing Mercer Statutory Financial Statements" shall have the meaning set forth in Section 5.16.

"Producer" shall have the meaning set forth in Section 3.24(a).

"Reinsurance Pooling Agreement" means that certain Reinsurance Pooling Agreement, dated January 1, 2006, among the Mercer Insurance Subsidiaries.

"Retention Plan" shall have the meaning set forth in the recitals hereto.

"Rights" means warrants, options, calls, rights, puts, convertible securities and other capital stock or equity equivalents or agreements that obligate Mercer or any Mercer Subsidiary to issue, deliver, sell or redeem or otherwise acquire, or cause to be issued, delivered, sold or redeemed or otherwise acquire any of its securities or any other equity interest or equivalent, or that obligate Mercer or any Mercer Subsidiary to grant, extend or enter into any such warrant, option, call, right, put, convertible security or other security or equity interest or equivalent, including any options or other instrument issued under the Mercer Option Plan.

"SAP" shall have the meaning set forth in Section 3.8(a).

"Sarbanes-Oxley Act" means the Sarbanes-Oxley Act of 2002 and the related rules and regulations promulgated thereunder or under the Exchange Act.

"SEC" means the United States Securities and Exchange Commission.

"Securities Act" means the Securities Act of 1933, as amended, and the related rules and regulations promulgated thereunder.

"Services Allocation Agreement" means that certain Services Allocation Agreement, dated March 14, 2006, among Mercer, FPIG, the Mercer Insurance Subsidiaries, Financial Pacific Technologies, Inc., Financial Pacific Insurance Agency, Queenstown Holding Company, Inc. and Franklin Holding Company, Inc.

"Shareholder Support Agreements" means the letter agreements in the form set forth in Exhibit A that are being executed and delivered on the date hereof by each of the directors and executive officers of Mercer.

"SSAP" shall have the meaning set forth in Section 3.22.

"Statutory Trusts" means, collectively, Financial Pacific Statutory Trust I and Financial Pacific Statutory Trust II, which are Connecticut statutory trusts, and Financial Pacific Statutory Trust III, which is a Delaware statutory trust, each of which have been formed by FPIG for the purpose of issuing capital securities.

"Subsidiary" means any corporation, partnership, limited liability company, joint venture, joint-stock company, trust, association, unincorporated organization or other entity of which Buyer or Mercer, as the case may be (either alone or through or together with any other Subsidiary thereof), owns, directly or indirectly, fifty percent (50%) or more of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation, partnership, limited liability company, joint venture or other entity.

"Superior Proposal" shall have the meaning set forth in Section 5.4(f).

"Surviving Corporation" shall have the meaning set forth in Section 2.2.

"Taxes" (including any derivative or variation thereof and whether or not begun with a capital letter) means and includes all income, premium, gross receipts, franchise, excise, transfer, severance, value added, ad valorem, sales, bulk sales, use, wage, payroll, workers' compensation, unemployment compensation, employment, occupation, and real and personal property taxes levied, assessed, imposed or collected by or under the authority of any Governmental Body; taxes measured by or imposed on capital by or under the authority of any Governmental Body; levies, imposts, duties, license and legislation fees assessed, imposed or collected by or under the authority of any Governmental Body; all other taxes, levies, assessments, tariffs or duties imposed, assessed or collected by or under the authority of any Governmental Body, including assessments in the nature of or in lieu of taxes; interest, penalties, fines, assessments and deficiencies relating to any tax or taxes; transferee, contractual or secondary liability for taxes; and any taxes due as a result of being a member of any affiliated, consolidated, combined or unitary group, or any liability in respect of taxes under a tax sharing, tax allocation, tax indemnity or other agreement.

"Tax Return" (including any derivative or variation thereof and whether or not begun with a capital letter) means and includes all returns, reports, forms, estimates, schedules, declarations, information statements or other document or information relating to any Tax and filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax, including any amendments or supplements thereto.

"Termination Agreements" shall have the meaning set forth in the recitals hereto.

"Third Party" shall have the meaning set forth in Section 5.4(g).

ARTICLE II - THE MERGER

2.1 <u>Closing</u>. The closing of the transactions contemplated by this Agreement (the "**Closing**") will take place at 10:00 a.m., local time, on the Closing Date at the offices of Stevens & Lee, 620 Freedom Business Center, King of Prussia, Pennsylvania, unless another time and place are agreed to by the parties hereto; <u>provided</u>, in any case, that all conditions to closing set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing) have been satisfied or waived in writing at or prior to the Closing Date. On the Closing Date, Mercer and Buyer shall cause the Articles of Merger to be duly executed and to be filed with the Secretary of State of the Commonwealth of Pennsylvania.

2.2 <u>The Merger</u>. On the terms and subject to the conditions of this Agreement, and in accordance with the PBCL, at the Effective Time, Acquisition Corp. shall merge with and into Mercer and the separate existence of Acquisition Corp. shall cease. Following the Merger, in accordance with the PBCL, Mercer shall continue as the surviving entity (the "**Surviving Corporation**") in the Merger and all of the property (real, personal and mixed), rights, powers and duties and obligations of Acquisition Corp. and Mercer shall be taken and deemed to be transferred to, vested in and assumed by the Surviving Corporation as the surviving entity in the Merger, without further act or deed, and all debts, liabilities and duties of each of Acquisition Corp. and Mercer shall thereafter be the responsibility of the Surviving Corporation as the surviving entity in the Merger.

2.3 <u>Effects of the Merger</u>. The Merger shall have the effects set forth in this Agreement and in Section 1929 of the PBCL.

2.4 <u>The Surviving Corporation's Articles of Incorporation and Bylaws</u>. On and after the Effective Time:

(a) the Articles of Incorporation of Acquisition Corp., as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation of the Surviving Corporation except that Article 1 of the Articles of Incorporation shall read: "The name of this corporation is Mercer Insurance Group, Inc." As so amended, the Articles of Incorporation of Acquisition Corp. shall be the Articles of Incorporation of the Surviving Corporation until thereafter altered, amended or repealed; and

(b) the Bylaws of Acquisition Corp., as in effect immediately prior to the Effective Time, shall be the Bylaws of the Surviving Corporation (except that all references to Acquisition Corp. in the Bylaws of the Surviving Corporation shall be changed to reflect the name change of Acquisition Corp. discussed in Section 2.4(a) above) until thereafter altered, amended or repealed.

2.5 <u>Board of Directors and Officers of the Surviving Corporation</u>.

(a) At the Effective Time, the directors of Acquisition Corp., duly elected and holding office immediately prior to the Effective Time, shall be the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

(b)  The officers of Acquisition Corp. at the Effective Time shall be the officers of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

2.6  Conversion of Securities.  At the Effective Time, by virtue of the Merger and without any action on the part of Mercer, Buyer, Acquisition Corp. or the holders of any of the following securities, the following shall occur:

(a)  Acquisition Corp. Common Stock.  Each share of Acquisition Corp. Common Stock issued and outstanding immediately prior to the Effective Time shall become and be one (1) validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

(b)  Mercer Common Stock.

(i)  Each share of Mercer Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with Section 2.6(b)(ii)), including any allocated and unallocated shares held by the Mercer ESOP, and any shares of restricted stock, shall become and be a right to receive in cash $28.25 (the "**Cash Consideration**").  Each such share, when so converted, shall no longer be outstanding and shall automatically be cancelled and retired, and each holder of a certificate representing any such shares shall cease to have any rights with respect thereto, except the right to receive the Cash Consideration in respect of each such share upon the surrender of all certificates that formerly represented shares of Mercer Common Stock ("**Certificates**") held by such holder in accordance with Section 2.7.

(ii)  Each share of Mercer Common Stock held in the treasury of Mercer or by any Mercer Subsidiary and any shares of Mercer Common Stock owned by Buyer or any wholly-owned Subsidiary of Buyer shall be cancelled, and no consideration shall be delivered in exchange therefor.

(c)  Mercer Stock Options and Restricted Stock.

(i)  Each Mercer Stock Option issued and outstanding immediately prior to the Effective Time, whether or not vested and exercisable, shall be cancelled, without any further action by Mercer or any other Person, and converted into the right to receive the product of (x) the number of shares of Mercer Common Stock that would have been acquired upon the exercise of such Mercer Stock Option, multiplied by (y) the excess, if any, of the Cash Consideration over the exercise price to acquire a share of Mercer Common Stock under such Mercer Stock Option (the "**Option Consideration**"), subject to any applicable withholding taxes; provided, that if the exercise price per share under any such Mercer Stock Option is equal to or greater than the Cash Consideration, then such Mercer Stock Option shall be cancelled without any cash payment being made in respect thereof.  Immediately prior to the Effective Time, each share of restricted stock granted under the Mercer Option Plan shall become fully vested and shall be treated as an issued and outstanding share of Mercer Common Stock under Section 2.6(b).

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(ii) Effective at the Effective Time, the Mercer Option Plan and all awards thereunder shall terminate, and all rights under any provision of any other plan, program or arrangement providing for the issuance or grant of any other interest with respect to the capital stock or other equity interests of Mercer or any Mercer Subsidiary shall be cancelled, without any liability on the part of Mercer or any Mercer Subsidiary (except as otherwise expressly provided in this Agreement).

(iii) From and after the Effective Time, no Person shall have any right under the Mercer Option Plan or under any other plan, program, agreement or arrangement with respect to equity interests of Mercer or any Mercer Subsidiary (except as otherwise expressly provided in this Agreement).

(iv) Not later than immediately prior to the Effective Time, Mercer's Board of Directors or any committee thereof administering the Mercer Option Plan shall adopt all resolutions necessary to provide for the foregoing, and Mercer shall take any other action necessary to effect the foregoing. As soon as reasonably practicable after the Effective Time, but in no event later than ten (10) days after the Closing Date, the Surviving Corporation shall pay the holders of Mercer Stock Options the cash payments specified in this Section 2.6(c). No interest shall be paid or accrue on cash payments to holders of Mercer Stock Options. Mercer shall cooperate with Buyer, and keep Buyer fully informed, with respect to all resolutions, actions and consents that Mercer intends to adopt, take and obtain in connection with the matters described in this Section 2.6. Without limiting the foregoing, Mercer shall provide Buyer with a reasonable opportunity to review and comment on all such resolutions and consents and shall not undertake any obligation in connection with any such resolution, action or consent without the prior written consent of Buyer, which consent shall not be unreasonably withheld, delayed or conditioned.

2.7 Exchange of Shares.

(a) Surrender and Cancellation. At the Effective Time, Buyer will deliver or cause to be delivered to a third-party agent to be appointed by Buyer and reasonably acceptable to Mercer (the "**Exchange Agent**") an amount equal to the aggregate Cash Consideration to be paid pursuant to Section 2.6(b) and will deliver or cause to be delivered to the Exchange Agent or Mercer's payroll provider an amount equal to the aggregate Option Consideration to be paid pursuant to Section 2.6(c). Buyer shall cause the Exchange Agent to, as promptly as practical after the Effective Time, but in no event later than ten (10) days after the Closing Date, send or cause to be sent to each former holder of record of Mercer Common Stock transmittal materials (the "**Letter of Transmittal**") for use in exchanging their Certificates for the consideration provided in this Agreement. The Letter of Transmittal will contain instructions with respect to the surrender of Certificates and the receipt of the Cash Consideration contemplated by Section 2.6(b). Upon surrender for cancellation to the Exchange Agent of any Certificates held by any Mercer shareholder, together with the Letter of Transmittal, duly executed, the Exchange Agent shall pay to such Mercer shareholder the Cash Consideration with respect to such Certificates. No interest will be paid or accrued for the benefit of any Mercer shareholder on the amount payable upon the surrender of any Certificates held by such shareholder. Until surrendered as contemplated by this Section 2.7, each Certificate shall be deemed at any time after the Effective

Time to represent only the right to receive upon such surrender the Cash Consideration contemplated by Section 2.6(b).

          (b) <u>Lost Certificates</u>.  In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Mercer shareholder to Buyer claiming such Certificate to be lost, stolen or destroyed and, if required by Buyer or the Exchange Agent, the posting by such Person of a bond in such amount as Buyer or the Exchange Agent may determine is reasonably necessary as indemnity against any claim that may be made against Buyer, the Surviving Corporation or the Exchange Agent with respect to such Certificate, Buyer will pay or cause to be paid in exchange for each share represented by such lost, stolen or destroyed Certificate the Cash Consideration.

          (c) <u>Withholding</u>.  Buyer and the Exchange Agent will be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement or the Contemplated Transactions to any Person such amounts as Buyer or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any applicable provision of U.S. federal, state, local or non-U.S. tax law.  To the extent that such amounts are properly withheld by Buyer or the Exchange Agent, such withheld amounts will be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made by Buyer or the Exchange Agent.

          (d) <u>Return of Exchange Fund</u>.  At any time following the six (6) month period after the Effective Time, Buyer shall be entitled to require the Exchange Agent to deliver to it any portions of the aggregate Cash Consideration and aggregate Option Consideration that had been made available to the Exchange Agent and not disbursed to holders of Mercer Common Stock or Mercer Stock Options (including, all interest and other income received by the Exchange Agent in respect of all funds made available to it), and thereafter such holders shall be entitled to look to Buyer (subject to abandoned property, escheat and other similar laws) with respect to any Cash Consideration that may be payable upon due surrender of any Certificates held by them or any Option Consideration that may be payable to them.  Notwithstanding the foregoing, neither Buyer nor the Exchange Agent shall be liable to any former holder of Mercer Common Stock or Mercer Stock Options for any Cash Consideration or Option Consideration delivered in respect of such shares to a public official pursuant to applicable abandoned property, escheat or other similar law.

          (e) <u>Closing of Transfer Books</u>.  From and after the Effective Time, the stock transfer books of Mercer shall be closed, and there shall be no transfers on the stock transfer books of Mercer of Mercer Common Stock thereafter other than to settle transfers of Mercer Common Stock that occurred prior to the Effective Time.  If, after the Effective Time, Certificates are presented for transfer to Buyer or the Exchange Agent, they shall be exchanged for the Cash Consideration and cancelled as provided in this Section 2.7.

          2.8 <u>Payment of Option Consideration</u>.  As promptly as practicable after the Effective Time, but in no event later than ten (10) days after the Closing Date, Buyer shall pay to the record holder of any Mercer Stock Options who is an employee or former employee of Mercer or any Mercer Subsidiary an amount equal to the Option Consideration to which such holder of Mercer Stock Options is entitled under Section 2.6(c).  Provided that if funds are deposited by Buyer with Mercer's payroll provider, such payment shall be made by Mercer pursuant to its payroll process. With respect to any Mercer Stock Options held by any Person who is not an employee or former employee of Mercer or any Mercer Subsidiary, as promptly as practicable after the Effective Time, but in no event later than ten (10) days after the Closing Date, Buyer or the Exchange Agent shall send, by United States first class mail a check for the Option Consideration to which such holder of Mercer Stock Options is entitled under Section 2.6(c).

2.9 <u>No Further Ownership Rights in Mercer Common Stock</u>. All cash paid upon the surrender for exchange of any Certificates in accordance with the terms hereof shall be deemed to have been paid in full satisfaction of all rights pertaining to the shares of Mercer Common Stock represented by such Certificates.

2.10 <u>Certain Adjustments</u>. If, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Mercer Common Stock shall be increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of Mercer shall be declared with a record date within such period, or (c) any similar event shall have occurred, then the Cash Consideration shall be appropriately adjusted to provide the holders of Mercer Common Stock (and Mercer Stock Options) the same economic effect as contemplated by this Agreement prior to such event.

2.11 <u>Further Assurances</u>. If at any time after the Effective Time the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments or assurances or any other acts or things are necessary, desirable or proper (a) to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation its right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of either of Mercer or Acquisition Corp., or (b) to carry out the purposes of this Agreement, the Surviving Corporation and its proper officers and directors or their designees shall be authorized to execute and deliver, in the name and on behalf of either of Mercer or Acquisition Corp., all such deeds, bills of sale, assignments and assurances and to do, in the name and on behalf of either Mercer or Acquisition Corp., all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation's right, title or interest in, to or under any of the rights, privileges, powers, franchises, properties or assets of Mercer or Acquisition Corp. and otherwise to carry out the purposes of this Agreement.

2.12 <u>Closing Deliveries</u>. Subject to the fulfillment or waiver in writing of the conditions to closing set forth in Article VI, at the Closing Mercer shall deliver to Buyer all of the following:

(a) a complete and correct copy of the Mercer Constituent Documents, certified as of a recent date by the Secretary of State of the Commonwealth of Pennsylvania;

(b) a certificate of good standing of Mercer, issued as of a recent date by the Secretary of State of the Commonwealth of Pennsylvania;

(c)  for each Mercer Subsidiary, (i) a complete and correct copy of such Mercer Subsidiary's Constituent Documents, (ii) a certificate of good standing issued as of a recent date by the appropriate Governmental Body in the state in which such Mercer Subsidiary is incorporated or organized, and (iii) a certificate of good standing and qualification to do business as a foreign corporation issued as of a recent date by the appropriate Governmental Body of each state in which the nature of such Mercer Subsidiary's business or the ownership of its assets in such state would require it to be qualified to do business in such state;

(d)  for each Mercer Insurance Subsidiary, a complete and correct copy of each certificate of authority held by such Mercer Insurance Subsidiary from each jurisdiction in which such Mercer Insurance Subsidiary is required to obtain such certificate;

(e)  a certificate of the Secretary of Mercer, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, as to (i) no amendments to the Mercer Constituent Documents since a specified date, (ii) the resolutions of the Board of Directors of Mercer authorizing the execution and performance of this Agreement and the Contemplated Transactions, (iii) the resolutions of the shareholders of Mercer approving and adopting this Agreement in accordance with Section 1924 of the PBCL, and (iv) the incumbency and signatures of the officers of Mercer executing this Agreement or any Acquisition Document; and

(f)  all consents, waivers or approvals obtained by Mercer with respect to the consummation of the Contemplated Transactions.

ARTICLE III - REPRESENTATIONS AND WARRANTIES OF MERCER

Except as otherwise disclosed to Buyer in the Mercer Disclosure Schedule (the "**Mercer Disclosure Schedule**") delivered to Buyer by Mercer prior to the execution of this Agreement (with specific references to the representations and warranties contained in this Article III to which the information in such schedules relates), Mercer represents and warrants to Buyer as of the date hereof and as of the Closing Date, as follows:

3.1  Organization.  Mercer is a Pennsylvania corporation duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.  Mercer is duly qualified as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification necessary, except where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect.  The copies of Mercer's Constituent Documents that have been made available to Buyer are complete and correct and in full force and effect.

3.2  Capitalization.

(a)  As of the date hereof, the authorized capital stock of Mercer consists of 15,000,000 shares of Mercer Common Stock, of which, as of the date of this Agreement, 6,493,842 shares are issued and outstanding, and 5,000,000 shares of preferred stock, of which, no shares are issued and outstanding.  As of the date hereof, the Mercer ESOP is the record owner of 605,986 shares of Mercer Common Stock, of which 418,153 shares have been allocated to and are beneficially owned by, participants in the Mercer ESOP and 187,833 shares have not been so allocated and are held in a suspense account.  All of the issued and outstanding shares of Mercer Common Stock are validly issued, fully paid and nonassessable and free of preemptive rights.  None of the outstanding shares of Mercer Common Stock were issued in violation of any Applicable Laws or Mercer's or any of the Mercer Subsidiaries' respective Constituent Documents or any Contract.  There are no capital appreciation rights, phantom stock plans, securities with participation rights or features, or similar obligations or commitments of Mercer or any of the Mercer Subsidiaries.  Mercer does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote (or convertible into or exercisable for securities having the right to vote) with the shareholders of Mercer on any matter.  Other than the Shareholder Support Agreements, there are no Contracts to which Mercer, any of the Mercer Subsidiaries or any of their respective officers or directors is a party concerning the voting of any capital stock of Mercer or any of the Mercer Subsidiaries.

(b)  An aggregate of 538,800 shares of Mercer Common Stock are reserved for issuance pursuant to outstanding options (the "**Mercer Stock Options**") to purchase shares of Mercer Common Stock pursuant to the Mercer Option Plan.  The Mercer Option Plan is the only benefit plan of Mercer and the Mercer Subsidiaries under which any securities of Mercer or any of the Mercer Subsidiaries are issuable.  Each share of Mercer Common Stock which may be issued pursuant to the Mercer Stock Options has been duly authorized and, if and when issued pursuant to the terms thereof, will be validly issued, fully paid and nonassessable and free of preemptive rights.  Except as set forth in Section 3.2(a) and this Section 3.2(b), no shares of capital stock or other voting securities of Mercer are issued, reserved for issuance or outstanding.

(c)  Section 3.2(c) of the Mercer Disclosure Schedule sets forth the following information with respect to each Mercer Stock Option outstanding as of the date of this Agreement: (i) the Plan pursuant to which such Mercer Stock Option was granted; (ii) the name of the holder of such Mercer Stock Option; (iii) the number of shares of Mercer Common Stock subject to such Mercer Stock Option; (iv) the exercise price of such Mercer Stock Option; (v) the date on which such Mercer Stock Option was granted; (vi) the extent to which such Mercer Stock Option is vested and exercisable as of the date of this Agreement and the times and extent to which such Mercer Stock Option is scheduled to become vested and exercisable after the date of this Agreement; and (vii) the date on which such Mercer Stock Option expires.  Other than the Mercer Stock Options, no other Rights or other equity-based awards are outstanding.  Since September 30, 2010, except as permitted in accordance with Section 5.1 of this Agreement, Mercer has not (A) issued or repurchased any shares of Mercer Common Stock, preferred stock, other equity securities of Mercer or other securities convertible into equity securities of Mercer or any of the Mercer Subsidiaries, other than the issuance of shares of Mercer Common Stock in connection with the exercise of Mercer Stock Options, or (B) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Mercer Common Stock or any other equity-based awards other than in connection with the Mercer Option Plan.

3.3 <u>Corporate Affairs</u>.

(a) Mercer has made available to Buyer correct and complete copies of the Constituent Documents of Mercer and each of the Mercer Subsidiaries (as amended to date). Mercer has made available to Buyer all of the minute books in its possession containing the records of the meetings of the shareholders, the Board of Directors and any committee of the Board of Directors of Mercer and each of the Mercer Subsidiaries since January 1, 2007. The minute books of Mercer and the Mercer Subsidiaries reflect all of the material actions taken by each of their respective Boards of Directors (including each committee thereof) and shareholders from January 1, 2007 through the date of this Agreement. Mercer has made available to Buyer all of the stock ledgers of the Mercer Subsidiaries.

(b) The books and records of Mercer and each of the Mercer Subsidiaries (i) are and have been properly prepared and maintained in form and substance adequate for preparing audited consolidated financial statements, in accordance with GAAP consistently applied and any other accounting requirements and Applicable Law, in each case, applicable to Mercer or such Mercer Subsidiary, (ii) reflect only actual transactions, and (iii) fairly reflect all assets and liabilities of Mercer and each of the Mercer Subsidiaries and all Contracts and other transactions to which Mercer or any of the Mercer Subsidiaries is or was a party or by which Mercer or any of the Mercer Subsidiaries or any of their respective businesses or assets is or was affected.

(c) The stock books and stock ledgers of Mercer accurately and completely list and describe all issuances, transfers and cancellations of shares of capital stock of Mercer. The stock books and stock ledgers of each Mercer Subsidiary accurately and completely list and describe all issuances, transfers and cancellations of shares of capital stock of such Mercer Subsidiary.

3.4 <u>Mercer Subsidiaries</u>. Each Mercer Subsidiary is a corporation or other entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and has the corporate or other organizational power and authority and all government approvals necessary to own, lease and operate its properties and to carry on its business as now being conducted. Each Mercer Subsidiary is duly qualified or licensed and in good standing to do business in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not, individually or in the aggregate, have a Material Adverse Effect. Section 3.4(a) of the Mercer Disclosure Schedule sets forth a complete and correct list of the Subsidiaries of Mercer other than the Mercer Insurance Subsidiaries, and sets forth for each such Subsidiary, (i) the name of such Subsidiary, (ii) the state or jurisdiction of its incorporation or organization, (iii) each state or jurisdiction in which it is qualified or licensed to do business, and (iv) the record owner of its shares, other equity interests and any other securities convertible into equity interests (except for the holders of the preferred securities of the Statutory Trusts). Other than the Subsidiaries listed in Sections 3.4(a) and 3.4(b) of the Mercer Disclosure Schedule, Mercer does not, directly or indirectly, have the power to direct or cause the direction of the management and policies of any Person, whether through ownership of voting securities, by Contract or otherwise. Each Mercer Insurance Subsidiary is an insurance company (i) duly licensed or authorized as an insurance company in its jurisdiction of incorporation, and (ii) duly licensed or authorized to carry on an insurance business in each other jurisdiction where it is required to be so licensed or authorized, except, in each case, where such failure to be licensed or authorized would not, individually or in the aggregate, have a Material Adverse Effect. Mercer conducts all of its insurance operations that are required to be conducted through a licensed insurance company or insurance intermediary, through a Mercer Insurance Subsidiary. Section 3.4(b) of the Mercer Disclosure Schedule lists for each Mercer Insurance Subsidiary (A) the name of such Mercer Insurance Subsidiary, (B) the state or jurisdiction of its incorporation or organization, (C) each jurisdiction in which it is licensed or authorized to carry on an insurance business, (D) the types of insurance and other products it is licensed to write in each jurisdiction in which it is licensed or authorized to carry on an insurance business, and (E) the record owner of its shares, other equity interests and any other securities convertible into equity interests. None of Mercer's Insurance Subsidiaries are "commercially domiciled" under the laws of any jurisdiction or is otherwise treated as domiciled in a jurisdiction other than its respective jurisdiction of incorporation or organization.

(c) Except for the preferred securities of the Statutory Trusts, Mercer is, directly or indirectly, the record and beneficial owner of all of the outstanding shares or other equity interests of each of the Mercer Subsidiaries, there are no proxies with respect to any such shares or equity interests, and no equity securities of any Mercer Subsidiary are or may become required to be issued by reason of any Rights. All of such shares or equity interests so owned by Mercer are validly issued, fully paid and nonassessable and are owned by it free and clear of any Encumbrance.

3.5 <u>Authority Relative to this Agreement</u>. On or prior to the date of this Agreement, the Board of Directors of Mercer has (a) duly authorized the execution, delivery and performance of this Agreement by Mercer and the consummation by Mercer of the Contemplated Transactions, including the Merger, in each case, by not less than sixty-six and two thirds percent (66-2/3%) of its members, at a meeting duly called and held in accordance with Mercer's Constituent Documents and the PBCL, (b) approved the Shareholder Support Agreements, (c) resolved to recommend the approval and adoption of this Agreement by Mercer's shareholders, (d) directed that this Agreement be submitted to Mercer's shareholders for approval and adoption, and (e) approved the filing of the Mercer Proxy Statement with the SEC. Mercer has the corporate power and authority to enter into this Agreement and, subject to the receipt of approval of this Agreement by Mercer shareholders and the required approval of any Governmental Body, to carry out its obligations hereunder. No other corporate proceedings on the part of Mercer other than obtaining shareholder approval are necessary to authorize this Agreement or the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Mercer and (assuming this Agreement constitutes a valid and binding obligation of Buyer and Acquisition Corp.) constitutes a valid and binding agreement of Mercer, enforceable against Mercer in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

3.6  Consents and Approvals; No Violations.

(a)  No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with any Governmental Body is required by or with respect to Mercer or any Mercer Subsidiary in connection with the execution and delivery of this Agreement by Mercer or the consummation of the Contemplated Transactions, except for (i) the filing of a premerger notification and report form by Mercer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "**HSR Act**"), and the receipt, termination or expiration, as applicable, of waivers, consents, approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar law or regulation, (ii) the filing with the SEC of (x) the Mercer Proxy Statement, and (y) such reports under the Exchange Act as may be required in connection with this Agreement and the Contemplated Transactions, (iii) the filing of a Form A Statement with, and receipt of the approval of, the Insurance Regulator of the Commonwealth of Pennsylvania, the State of California and the State of New Jersey, (iv) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of other states in which Mercer or any Mercer Subsidiary is qualified to do business (collectively (i) through (iv), the "**Governmental Requirements**").

(b)  No consent or approval of any other party (other than the shareholders of Mercer or any Governmental Body as specifically described in Section 3.6(a)) is required to be obtained by Mercer for the execution, delivery or performance of this Agreement by Mercer or the performance by Mercer of the Contemplated Transactions, except where the failure to obtain any such consent or approval would not prevent or delay the consummation of the Contemplated Transactions, or otherwise prevent Mercer from performing its obligations under this Agreement, or, individually or in the aggregate, have a Material Adverse Effect.

(c)  None of the execution, delivery or performance of this Agreement by Mercer, the consummation by Mercer of the Contemplated Transactions, or compliance by Mercer with any of the provisions hereof, will:

(i)  conflict with or result in any breach of any provisions of the Constituent Documents of Mercer or any of the Mercer Subsidiaries;

(ii)  result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, acceleration, vesting, payment, exercise, suspension or revocation or result in the loss of any benefit) under, any of the terms, conditions, or provisions of any Contract to which Mercer or any of the Mercer Subsidiaries is a party or by which any of them or any of their properties or assets is bound;

(iii)  violate in any material respect any Applicable Law applicable to Mercer or any Mercer Subsidiary;

(iv)  result in the creation or imposition of any Encumbrance on any property or asset of Mercer or any Mercer Subsidiary;

(v)  cause the suspension or revocation of any material Permit; or

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(vi) cause Mercer or any Mercer Subsidiary to take any action or create an obligation for Mercer or any Mercer Subsidiary to take any action that, if taken following the entry by Mercer into this Agreement, would have required the consent of Buyer pursuant to Section 5.1;

except in the case of clause (ii) for violations, breaches, defaults, terminations, cancellations, accelerations, vestings, exercises, creations, impositions, suspensions, revocations or loss of benefits which would not, individually or in the aggregate, have a Material Adverse Effect.

        3.7 <u>Mercer Financial Statements</u>.Mercer has delivered to Buyer copies of the consolidated balance sheets of Mercer as of December 31, 2009 and 2008 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three (3) year period ended December 31, 2009, together with the report on such statements by the independent auditors of Mercer and accompanying notes (the "**Mercer Annual Financial Statements**").  The Mercer Annual Financial Statements have been derived from the accounting books and records of Mercer and the Mercer Subsidiaries and have been prepared in accordance with GAAP, applied on a consistent basis throughout the periods presented.  The consolidated balance sheets included in the Mercer Annual Financial Statements present fairly in all material respects the consolidated financial position of Mercer and the Mercer Subsidiaries as at the respective dates thereof, and the consolidated statements of income, shareholders' equity, and cash flows included in the Mercer Annual Financial Statements present fairly in all material respects the consolidated results of operations, shareholders' equity and cash flows of Mercer and the Mercer Subsidiaries for the respective periods indicated.  Except as disclosed in the forms, reports and documents required to be filed by Mercer with the SEC since December 31, 2007  (collectively, the "**Mercer SEC Reports**") and filed with the SEC prior to the date hereof, or as required by GAAP, Mercer has not, between January 1, 2007 and the date hereof, made or adopted any change in its accounting methods, practices or policies.Mercer has delivered to Buyer complete and correct copies of the consolidated balance sheet of Mercer as of September 30, 2010 and the related consolidated statements of income, shareholders' equity and cash flows for the nine (9) months then ended, together with the accompanying notes (the "**Mercer Interim Financial Statements**", and together with the Mercer Annual Financial Statements, the "**Mercer Financial Statements**").  The Mercer Interim Financial Statements have been derived from the accounting books and records of Mercer and the Mercer Subsidiaries and have been prepared in accordance with GAAP, applied on a consistent basis.  The consolidated balance sheet included in the Mercer Interim Financial Statements presents fairly in all material respects the consolidated financial position of Mercer and the Mercer Subsidiaries as at the date thereof, and the consolidated statements of income, shareholders' equity, and cash flows included in such Mercer Interim Financial Statements present fairly in all material respects the consolidated results of operations, shareholders' equity and cash flows of Mercer and the Mercer Subsidiaries for the period indicated.

        (c) Mercer and the Mercer Subsidiaries do not have any debts, liabilities, commitments or obligations of any nature (whether accrued or fixed, absolute or contingent, matured or unmatured, direct or indirect, known or unknown, asserted or unasserted) that would, individually or in the aggregate, have a Material Adverse Effect, except (i) liabilities and obligations in the respective amounts reflected on or reserved against in the Mercer Financial Statements, (ii) liabilities for claims made since September 30, 2010 under policies and certificates of insurance issued by or on behalf of any of the Mercer Insurance Subsidiaries within applicable policy limits (other than extracontractual or bad faith claims), and (iii) liabilities and obligations incurred in connection with, and not in violation of, this Agreement or the Contemplated Transactions.

3.8  Mercer Insurance Subsidiary Financial Information.

(a)  Prior to the date of this Agreement, Mercer has provided to Buyer a complete and correct copy of the following statutory statements, in each case together with the exhibits, schedules and notes thereto (collectively, the "**Mercer Statutory Financial Statements**"): (i) the annual statement of each Mercer Insurance Subsidiary as of and for the annual periods ended December 31, 2009, in each case as filed with the Insurance Regulator of the jurisdiction of domicile of such Mercer Insurance Subsidiary, and (ii) the quarterly statements of each Mercer Insurance Subsidiary as of and for the quarterly periods ended March 31, 2010, June 30, 2010, and September 30, 2010, in each case, as filed with the Insurance Regulator of the jurisdiction of domicile of such Mercer Insurance Subsidiary.  The Mercer Statutory Financial Statements (A) have been derived from and are in accordance with the books and records of the applicable Mercer Insurance Subsidiary, (B) have been prepared in accordance with all Applicable Laws and the statutory accounting practices prescribed or permitted by the Insurance Regulator of the jurisdiction in which the applicable Mercer Insurance Subsidiary is domiciled ("**SAP**"), and (C) fairly present, in all material respects, in accordance with SAP, the statutory financial position, results of operations, assets, liabilities, capital and surplus, changes in statutory surplus and cash flows of the Mercer Insurance Subsidiaries as at the respective dates of, and for the periods referred to therein.  No material deficiency has been asserted by any Insurance Regulator with respect to any of the Mercer Statutory Financial Statements that remains unresolved prior to the date hereof.

(b)  Section 3.8(b) of the Mercer Disclosure Schedule sets forth a true and complete list of all accounting practices used by one or more of the Mercer Insurance Subsidiaries in connection with the Mercer Statutory Financial Statements that depart from the National Association of Insurance Commissioners' Accounting Practices and Procedures Manual and all such departures have been approved in writing by the applicable Insurance Regulator, in accordance with Applicable Law.

3.9  Risk-Based Capital.  Mercer and the Mercer Insurance Subsidiaries have made available to Buyer true and complete copies of all analyses and reports submitted by any Mercer Insurance Subsidiary to any Insurance Regulator during the past thirty-six (36) months relating to risk-based capital calculations.

3.10  Absence of Certain Changes.  Since September 30, 2010, there has been no event or condition that, individually or in the aggregate, has had a Material Adverse Effect, and (a) Mercer and the Mercer Subsidiaries have in all material respects conducted their respective businesses in the ordinary course consistent with past practice, and (b) there has not been any action taken or committed to be taken by Mercer or any Mercer Subsidiary which, if taken following entry by Mercer into this Agreement, would have required the consent of Buyer pursuant to Section 5.1.

3.11 Regulatory Reports. Since December 31, 2007, Mercer and the Mercer Insurance Subsidiaries (a) have filed or submitted with all applicable Insurance Regulators, all registration statements, notices and reports, together with all exhibits and amendments thereto required under the Insurance Laws applicable to insurance holding companies (the "**Mercer Holding Company Act Reports**"), (b) have timely filed all Mercer Statutory Financial Statements, (c) have filed all other reports and statements, together with all amendments and supplements thereto, required to be filed with any Insurance Regulator under the Insurance Laws, and (d) have paid all fees and assessments due and payable by them under the Insurance Laws. Section 3.11 of the Mercer Disclosure Schedule sets forth a list of, and Mercer has made available to Buyer, accurate and complete copies of, all Mercer Holding Company Act Reports, all other reports and statements filed by Mercer or any of the Mercer Subsidiaries with any Insurance Regulator and all reports of examination (including financial, market conduct and similar examinations) of any Mercer Insurance Subsidiary issued by an Insurance Regulator for periods ending and events occurring, after December 31, 2007 and prior to the date of this Agreement. All such Mercer Holding Company Act Reports and other reports and statements were prepared in good faith and complied in all material respects with the Insurance Laws when filed. No deficiencies have been asserted by any Governmental Body with respect to such Mercer Holding Company Act Reports and other reports and statements.

3.12 Investigations. No Governmental Body has initiated any proceeding, examination or investigation into the business or operations of Mercer, any Mercer Subsidiary, or any director or officer of Mercer or any Mercer Subsidiary, since December 31, 2007. There is no unresolved violation, criticism, dispute or exception by any Governmental Body with respect to any examination or investigation of Mercer, any Mercer Subsidiary, or any director or officer of Mercer or any Mercer Subsidiary.

3.13 Financial Examinations. Section 3.13 of the Mercer Disclosure Schedule lists all financial examinations that any Governmental Body has conducted with respect to Mercer or any Mercer Subsidiary since December 31, 2005. Mercer has made available to Buyer correct and complete copies of all correspondence and other information provided by Mercer or any Mercer Subsidiary to a Governmental Body and all correspondence and reports prepared or issued by a Governmental Body in connection with such financial examinations. There are no regulatory or other financial examinations of Mercer or of any Mercer Subsidiary currently in process.

3.14 Internal Controls.

(a) Mercer has established and maintains a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance (i) that Mercer maintains records that, in reasonable detail, accurately and fairly reflect the respective transactions and dispositions of assets of Mercer and each of the Mercer Subsidiaries, (ii) that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP, (iii) that receipts and expenditures are being made only in accordance with authorizations of management and the Board of Directors of Mercer, and (iv) regarding prevention or timely detection of the unauthorized acquisition, use or disposition of Mercer's and any of the Mercer Subsidiaries' assets that could have a material effect on Mercer's financial statements. Mercer has disclosed, based on the most recent evaluation of internal controls over financial reporting, to Mercer's auditors and the audit committee of Mercer's Board of Directors (A) all significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect Mercer's ability to record, process, summarize and report financial information, and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in Mercer's internal controls over financial reporting.

(b) Mercer has in place "disclosure controls and procedures" as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act that are designed to ensure that all information required to be disclosed by Mercer in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such information is accumulated and communicated to Mercer's management as appropriate to allow timely decisions regarding disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(c) The records, systems, controls, data and information of Mercer and the Mercer Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are, in all material respects, under the exclusive ownership and direct control of Mercer or any Mercer Subsidiary or accountants (including all means of access thereto and therefrom).

(d) Since December 31, 2007, (i) neither Mercer nor any of the Mercer Subsidiaries nor, to the Knowledge of Mercer, any director, officer, employee, auditor, accountant, consultant, attorney, agent, advisor or representative of Mercer or any of the Mercer Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting, reserving or auditing practices, procedures, methodologies or methods of Mercer or any of the Mercer Subsidiaries or their respective internal controls, including any material complaint, allegation, assertion or claim that Mercer or any of the Mercer Subsidiaries has engaged in illegal accounting or auditing practices, and (ii) no director, officer, employee, auditor, accountant, consultant, attorney, agent, advisor or representative of Mercer or any of the Mercer Subsidiaries, whether or not employed by Mercer or any of the Mercer Subsidiaries, has reported evidence of a material violation of Applicable Laws, breach of fiduciary duty or similar violation by Mercer or any of its officers, directors, employees or agents to the Board of Directors of Mercer or any committee thereof.

3.15  Litigation.

(a) Except as set forth in the Mercer SEC Reports filed prior to the date of this Agreement, there are no outstanding material judgments, orders, writs, injunctions (temporary or permanent) or decrees of any Governmental Body against or involving Mercer or any of the Mercer Subsidiaries or, to the Knowledge of Mercer, threatened against Mercer, any of the Mercer Subsidiaries, or any of the present or former directors, officers, or employees of Mercer or any of the Mercer Subsidiaries as such, or any of its or their properties, assets or business.

(b)  Except for claims under polices and certificates of insurance within applicable policy limits (other than extracontractual or bad faith claims) arising in the ordinary course of business for which reserves have been established, there is no material suit, action, proceeding or investigation (whether at law or equity, before or by any Governmental Body or before any arbitrator) pending or, to the Knowledge of Mercer, threatened against or affecting Mercer, any Mercer Subsidiary, any director or officer of Mercer or any Mercer Subsidiary or any of its or their properties, assets or businesses.

3.16  Tax Matters.

(a)  All federal and all material state, local and foreign Tax Returns required to be filed prior to the date hereof by or on behalf of any member or members of the Group have been duly filed on a timely basis and all such Tax Returns are true, complete and correct in all material respects.  All Taxes shown to be payable on such Tax Returns or on subsequent assessments with respect to such Tax Returns have been paid in full on a timely basis and no other material Taxes are payable by any member or members of the Group with respect to items or periods covered by such Tax Returns (whether or not shown on or reportable on such Tax Returns).  With respect to any period for which Taxes of any member or members of the Group are not yet due and owing, Mercer or such member or members of the Group have made due and sufficient accruals for such Taxes in the Mercer Financial Statements.

(b)  Any federal Tax Returns referred to in Section 3.16(a) for the years prior to 2007 have been examined by the Internal Revenue Service or the period for assessment of the Taxes in respect of which such Tax Returns were required to be filed (taking into account all applicable extensions and waivers) has expired.  No issues that have been raised by the relevant taxing authority or Governmental Body in connection with the examination of any Tax Returns referred to in Section 3.16(a) are currently pending.

(c)  Each member of the Group has timely and properly withheld or caused to be timely and properly withheld, from its employees, vendors and other payees, in accordance with Applicable Law, proper and accurate amounts of all Taxes required by Applicable Law to be withheld by such member of the Group for all periods prior to the Closing Date; and, to the extent due and payable prior to the Closing Date, such member of the Group has timely paid such Taxes or caused such Taxes to be timely paid to all applicable taxing authorities and Governmental Bodies, for all periods prior to the Closing Date, including income, social security and employment Tax withholding for all types of compensation.

(d)  Section 3.16 of the Mercer Disclosure Schedule identifies each state and local jurisdiction or Governmental Body in which each member of the Group is required to: (i) file any Tax Return, and the Tax Returns that such member of the Group is required to file in each such jurisdiction; and (ii) pay or withhold any Tax, and the Taxes that such member of the Group is required to pay or withhold in each such jurisdiction.

(e)  As of the date of this Agreement and as of the Closing Date, there are (i) no unassessed Tax deficiencies or Tax adjustments proposed or threatened in writing against any member of the Group, and no member of the Group has been requested to waive the time to assess any Tax which request is pending, (ii) no agreements, waivers or other arrangements providing for an extension of time with respect to the assessment or collection of any Tax against any member of the Group, and (iii) no actions, suits, audits, assessments, claims, or proceedings pending or proposed or threatened in writing, against any member of the Group with respect to any Tax, Tax Return or other Tax matters.

(f) Neither Mercer nor any other member of the Group has requested or been granted an extension of time for filing any Tax Return to a date later than the Closing Date.

(g) There is no action, suit, proceeding or claim for refund by or on behalf of any member of the Group now in progress or pending against any taxing authority or Governmental Body with respect to any Tax.

(h) Except for any Tax the payment of which is not delinquent: (i) there are no Encumbrances for Taxes against any member of the Group or any of its or their assets; (ii) no Taxes payable or withheld by any member of the Group remain unpaid which could give rise to any such Encumbrances; and (iii) no claims are being asserted in a writing received by Mercer by any taxing authority or Governmental Body with respect to the assessment or collection of any Taxes.

(i) Neither Mercer nor any other member of the Group will be required: (i) as a result of a change in method of accounting for a taxable period ending prior to the Closing Date, to make or include any adjustment under Section 481 of the Code (or any corresponding provision of state, local or foreign law) in taxable income for any taxable period (or portion thereof) beginning after the Closing Date; or (ii) as a result of any "closing agreement," as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign law), to include any item of income in, or exclude any item of deduction from, any taxable period (or portion thereof) beginning after the Closing Date.

(j) Except for the Group of which Mercer is the common parent, neither Mercer nor any other member of the Group has ever been a member of an affiliated group (as defined in Section 1504(a) of the Code without regard to the limitations contained in Section 1504(b) of the Code) or filed or been included in a combined, consolidated or unitary Tax Return.

(k) Neither Mercer nor any other member of the Group is a party to or bound by any tax allocation or tax sharing agreement. Neither Mercer nor any other member of the Group has (i) any current or potential contractual obligation to indemnify any Person with respect to Taxes, or (ii) any liability for Taxes of any Person arising from the application of Treasury Regulation Section 1.1502-6 or any analogous provision of Applicable Law or as a transferee or successor (other than Taxes of Mercer or the Mercer Subsidiaries).

(l) No payment or series or combination of payments or transactions to or with any Person that arise out of any of the Contemplated Transactions will constitute a "parachute payment" or an "excess parachute payment" as defined in Section 280G of the Code (or any corresponding provision of state, local or foreign law), neither Mercer nor any other member of the Group will incur any liability or obligation to withhold any Tax with respect to any "excess parachute payment" under Section 3401 or 4999 of the Code or be unable to deduct any "excess parachute payment" under Section 280G of the Code (or any corresponding provisions of state, local or foreign law) and no Person is entitled to receive any additional payment as a result of the imposition of any excise tax under Section 4999 of the Code.

(m)  Neither Mercer nor any other member of the Group has ever been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code (or any corresponding provision of state, local or foreign law) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code (or any corresponding provision of state, local or foreign law).

(n)  During the past three (3) years, neither Mercer nor any other member of the Group has been a distributing or controlled corporation in a transaction intended to qualify for tax-free treatment under Section 355 of the Code.

(o)  Neither Mercer nor any other member of the Group has entered into a "listed transaction" that has given rise to a disclosure obligation under Section 6011 of the Code and the Treasury Regulations promulgated thereunder, or failed to report any "reportable transaction" as required by the Code.

(p)  No claim has ever been made by any taxing authority or Governmental Body in any jurisdiction that Mercer or any other member of the Group is or may be subject to Taxes that Mercer or such member of the Group does not pay in such jurisdiction, except where such Taxes have subsequently been paid by Mercer or such member of the Group.

(q)  Neither Mercer nor any other member of the Group has any permanent establishment in any foreign country, as defined in the relevant tax treaty between the United States of America and such foreign country.

(r)  Each member of the Group has made available to Buyer true, correct and complete copies of all income and premium Tax Returns filed by or with respect to such member for the past two (2) calendar years.

(s)  No Tax is required to be withheld pursuant to Section 1445 of the Code as a result of any of the transfers contemplated by this Agreement and no stock transfer Taxes, sales Taxes, use Taxes, real estate transfer Taxes, or other similar Taxes will be imposed on the Contemplated Transactions.

3.17  <u>Title to Property</u>.  Mercer and the Mercer Subsidiaries have good and marketable fee simple title to or, in the case of leased real property, a valid leasehold interest in, all of Mercer's and the Mercer Subsidiaries' real properties, free and clear of all Encumbrances. Each parcel of real property owned or leased by Mercer or any Mercer Subsidiary is listed in Section 3.17 of the Mercer Disclosure Schedule.  Mercer and each Mercer Subsidiary has good and valid title to all of its respective properties, assets and other rights that do not constitute real property, free and clear of all Encumbrances, and own, have valid leasehold interests in or valid contractual rights to use, all of the assets, tangible and intangible, used by, or necessary for the conduct of, their respective businesses except for Permitted Encumbrances.

3.18  Permits and Compliance with Applicable Law.

(a)  Mercer and the Mercer Subsidiaries hold all licenses, franchises, permits, grants, charters, easements, variances, exceptions, consents, certificates, approvals, authorizations and orders of any Governmental Body necessary to own, lease and operate their respective properties and to lawfully conduct their respective businesses (the "**Permits**") under and pursuant to, and have complied in all material respects with, and are not in default in any material respect under any, and have maintained and conducted their respective businesses in all material respects in compliance with, such Permits and all Applicable Law, and each Permit is valid and in full force and effect.

(b)  Neither Mercer nor any Mercer Subsidiary is subject to any cease-and-desist or other order issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been a recipient of any supervisory letter from, or has adopted any board resolutions at the request of, any Governmental Body that: (i) limits the ability of Mercer or any Mercer Subsidiary to conduct any line of business; (ii) require any investments of any Mercer Insurance Subsidiary to be treated as non-admitted assets; (iii) require divestiture of any investments of Mercer or any Mercer Subsidiary; (iv) in any manner imposes any requirements on Mercer or any Mercer Subsidiary in respect of risk-based capital requirements that add to or otherwise modify the risk-based capital requirements imposed under the Insurance Laws, (v) in any manner relate to the ability of Mercer or any Mercer Subsidiary to pay or declare dividends or distributions; or (vi) otherwise restricts the conduct of the business, underwriting policies or management of Mercer or any Mercer Subsidiary (each, whether or not set forth in the Mercer Disclosure Schedule, a "**Mercer Regulatory Agreement**"), nor has Mercer or any Mercer Subsidiary been advised in writing by any Governmental Body that it is considering issuing or requesting any such Mercer Regulatory Agreement.  Mercer and the Mercer Subsidiaries are, and at all times since December 31, 2007 have been, in compliance in all material respects with Applicable Law.

(c)  Since January 1, 2005, none of Mercer, the Mercer Subsidiaries, and, to the Knowledge of Mercer, any of their respective current or former directors, officers, employees, agents or representatives have: (i) used any corporate funds for any illegal contributions, gifts, entertainment or other unlawful expenses relating to political activity; (ii) used any corporate funds for any direct or indirect unlawful payments to any foreign or domestic government officials or employees; (iii) violated any provision of the Foreign Corrupt Practices Act of 1977, as amended; (iv) established or maintained any unlawful or unrecorded fund of corporate monies or other assets; (v) made any false or fictitious entries on the books and records of Mercer or any Mercer Subsidiary; (vi) made any bribe, rebate, payoff, influence payment, kickback or other unlawful payment of any nature; or (vii) made any material favor or gift which is not deductible for federal income tax purposes.

3.19  Insurance Matters.

(a)  All benefits due and payable under an insurance contract issued by or on behalf of any of the Mercer Insurance Subsidiaries have in all material respects been paid in accordance with the terms of such insurance contract, except for (i) benefits related to claims that have not been filed or final benefits under the applicable insurance contract that have not been determined and are not yet payable in accordance with the terms of such insurance contract, or (ii) such benefits for which a Mercer Insurance Subsidiary in its reasonable good faith discretion believes there is a basis to contest payment.

(b) There are no unpaid claims or assessments made against any Mercer Insurance Subsidiary, whether or not due, by any insurance guaranty association (in connection with that association's fund relating to insolvent insurers), joint underwriting association, residual market facility or assigned risk pool. To the Knowledge of Mercer, no such material claim or assessment is pending and none of the Mercer Insurance Subsidiaries have received written notice of any such material claim or assessment against it by any insurance guaranty association, joint underwriting association, residual market facility or assigned risk pool.

(c) All policies, binders, slips, certificates and other agreements of insurance in effect as of the date hereof (including all applications, endorsements, supplements, riders and ancillary agreements in connection therewith) issued by any Mercer Insurance Subsidiary, and any and all marketing materials, agent agreements, broker agreements, service contracts, and managing general agent agreements to which Mercer or any Mercer Subsidiary is a party, are, to the extent required under Applicable Law, on forms approved by the Insurance Regulators or have been filed with and not objected to by such Insurance Regulators within the period provided for objection, and all of such forms comply with the Insurance Laws in all material respects. As to premium rates established by any Mercer Insurance Subsidiary, which are required to be filed with or approved by any Insurance Regulators, the rates have been so filed or approved, the premiums charged conform thereto, and such premiums comply with the Insurance Laws. Section 3.19(c) of the Mercer Disclosure Schedule sets forth all increases in premium rates submitted by the Mercer Insurance Subsidiaries which have been disapproved by any Insurance Regulator since December 31, 2007. Section 3.19(c) of the Mercer Disclosure Schedule lists all correspondence or communications from any Insurance Regulator received by Mercer or any Mercer Subsidiary after December 31, 2007, that requests or suggests that its premium rates, if applicable, should be reduced below the current approved premium levels.

(d) No Mercer Insurance Subsidiary has issued any participating policies or any retrospectively rated policies of insurance.

3.20 Reinsurance Treaties.

(a) All reinsurance treaties or agreements, including retrocessional agreements, to which any Mercer Insurance Subsidiary is a party or under which any Mercer Insurance Subsidiary has any existing rights, obligations or liabilities are listed in Section 3.20(a) of the Mercer Disclosure Schedule (the "**Mercer Reinsurance Treaties**"). Mercer has made available to Buyer correct and complete copies of all of the Mercer Reinsurance Treaties and all such Mercer Reinsurance Treaties are in full force and effect, and the consummation of the Contemplated Transactions will not result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any right of termination, cancellation or result in the loss of any benefit) under, any of the terms, conditions, or provisions of any Mercer Reinsurance Treaty. The Mercer GAAP Reserves (as defined in Section 3.21(a) of this Agreement) at each of December 31, 2008, December 31, 2009, and September 30, 2010, as reflected in the Mercer Financial Statements are stated without taking credit for amounts ceded under any reinsurance treaties or agreements, and the Mercer SAP Reserves (as defined in Section 3.21(b) of this Agreement) at each of December 31, 2008, December 31, 2009, and September 30, 2010, as reflected in the Mercer Statutory Financial Statements, in each case, are stated taking credit for amounts ceded under any reinsurance treaties or agreements.  Mercer has reasonably concluded that all reinsurance recoverable amounts reflected in the Mercer Financial Statements are collectible, and Mercer is unaware of any material adverse change in the financial condition of Mercer's reinsurers that might raise concern regarding their ability to honor their reinsurance commitments.  No party to any of the Mercer Reinsurance Treaties has given notice to Mercer or any Mercer Insurance Subsidiary that such party intends to terminate, cancel or alter the pricing of any of the Mercer Reinsurance Treaties as a result of or following consummation of the Contemplated Transactions.  Each Mercer Reinsurance Treaty is valid and binding on each party thereto.  With respect to each Mercer Reinsurance Treaty, there is no material default or claim of any material default thereunder by any Mercer Insurance Subsidiary that is a party thereto or, to the Knowledge of Mercer, by any other party thereto, and no event has occurred that, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by any Mercer Insurance Subsidiary, that is a party thereto or, to the Knowledge of Mercer, by any other party thereto, or would permit material modification, acceleration or termination thereof.  No Mercer Reinsurance Treaty contains any provision providing that the other party thereto may terminate or alter the pricing of the same by reason of the Contemplated Transactions, or contains any other provision which would be altered or otherwise become applicable by reason of such transactions.  Since January 1, 2007, no Mercer Reinsurance Treaty has been cancelled.  Since January 1, 2007, there have been no disputes under any Mercer Reinsurance Treaty other than disputes in the ordinary course for which adequate loss reserves have been established.

(b)  Other than the Reinsurance Pooling Agreement, none of the Mercer Insurance Subsidiaries is a party to any reinsurance pools or fronting arrangements under which any obligations remain outstanding.

3.21  Reserves.

(a)  Each Mercer Insurance Subsidiary has assets that qualify as admitted assets under the Insurance Laws in an amount at least equal to the sum of all its reserves and liability amounts and its minimum statutory capital and surplus as required by such Insurance Laws.  The Mercer Financial Statements, as of the date thereof, set forth all of the reserves of such Mercer Insurance Subsidiary as of such date (collectively, the "**Mercer GAAP Reserves**").  The Mercer GAAP Reserves (i) were determined in accordance with GAAP consistently applied, (ii) were computed on the basis of methodologies consistent in all material respects with those used in prior periods, (iii) were fairly stated in all material respects in accordance with sound actuarial principles, (iv) were established in accordance with prudent insurance practices generally followed in the insurance industry, and (v) satisfied the requirements of all Applicable Laws in all material respects.

(b)  The Mercer Statutory Financial Statements, as of the date thereof, set forth all of the reserves of such Mercer Insurance Subsidiary as of such date (collectively, the "**Mercer SAP Reserves**").  The Mercer SAP Reserves, net of the reinsurance thereof, (i) were determined in accordance with SAP consistently applied, (ii) were computed on the basis of methodologies consistent in all material respects with those used in prior periods, (iii) were fairly stated in all material respects in accordance with sound actuarial principles, (iv) were established in accordance with prudent insurance practices generally followed in the insurance industry, and (v) satisfied the requirements of all Applicable Laws in all material respects.

(c)  Section 3.21(c) of the Mercer Disclosure Schedule lists each actuary, independent or otherwise, that has reviewed, on behalf of Mercer or any Mercer Subsidiary, the reserves for losses and loss adjustment expenses of Mercer or such Mercer Subsidiary and/or its premium rates for liability insurance in each of the years commencing after December 31, 2006 (collectively the "**Mercer Actuaries**" and separately a "**Mercer Actuary**").  Section 3.21(c) of the Mercer Disclosure Schedule lists each and every actuarial report, and all attachments, supplements, addenda and modifications thereto prepared for or on behalf of Mercer or any Mercer Subsidiary by the Mercer Actuaries, or delivered by the Mercer Actuaries to Mercer or any Mercer Subsidiary, since December 31, 2006, in which a Mercer Actuary has (i) either expressed an opinion on the adequacy of the Mercer GAAP Reserves or the Mercer SAP Reserves, or (ii) expressed an opinion as to the adequacy of such premiums or made a recommendation as to the premiums that should be charged by a Mercer Insurance Subsidiary (collectively, the "**Mercer Actuarial Analyses**").  Mercer has made available to Buyer a true and complete copy of each of the Mercer Actuarial Analyses.  The information and data furnished by Mercer and the Mercer Insurance Subsidiaries and their Affiliates in connection with the preparation of the Mercer Actuarial Analyses, as well as the actuarial information provided to Buyer, was complete and accurate in all material respects.

3.22  Finite Insurance and Reinsurance.  With respect to all Mercer Reinsurance Treaties for which any Mercer Insurance Subsidiary is taking credit on the Mercer Statutory Financial Statements or has taken credit on any Mercer Statutory Financial Statement from and after January 1, 2008, (a) there are no separate written or oral agreements between Mercer or any Mercer Insurance Subsidiary, on the one hand, and the assuming reinsurer, on the other hand, that would under any circumstances, reduce, limit, mitigate or otherwise affect any actual or potential loss to the parties under any such Mercer Reinsurance Treaty, other than inuring contracts that are explicitly defined in any such Mercer Reinsurance Treaty, (b) for each such Mercer Reinsurance Treaty entered into, renewed, or amended on or after January 1, 2008, for which risk transfer is not reasonably considered to be self-evident, documentation concerning the economic intent of the transaction and the risk transfer analysis evidencing the proper accounting treatment, as required by Statement of Statutory Accounting Principles ("**SSAP**") No. 62, is available for review by the Insurance Regulators, (c) each of the Mercer Insurance Subsidiaries complies and has complied from and after January 1, 2008 with all the requirements set forth in SSAP No. 62, and (d) each of the Mercer Insurance Subsidiaries has and has had from and after January 1, 2008 appropriate controls in place to monitor the use of reinsurance and adhere to the provisions of SSAP No. 62.  None of the Mercer Insurance Subsidiaries, nor to the Knowledge of Mercer, any counterparty to an insurance contract or Mercer Reinsurance Treaty with any Mercer Insurance Subsidiary, has accounted at any time for risks ceded or assumed as reinsurance under SAP and as a deposit under GAAP, or as reinsurance under GAAP and as a deposit under SAP.

3.23  Investments.

(a)  The Mercer Financial Statements reflect all securities, mortgages and other investments (collectively, the "**Mercer Investments**") owned by Mercer and the Mercer Subsidiaries as of December 31, 2009 and September 30, 2010.  All transactions in Mercer Investments by Mercer from September 30, 2010, to the date hereof have complied in all material respects with the investment policy of Mercer.

(b)  A complete list of all Mercer Investments owned, directly or indirectly, by Mercer as of September 30, 2010, that are in arrears or default in payment of principal or interest or dividends or have been or should have been, classified as non-performing, non-accrual, ninety (90) days past due, as still accruing and doubtful of collection, as in foreclosure or any comparable classification, or are permanently impaired, in bankruptcy, or which are included on any "watch list" are set forth in Section 3.23(b) of the Mercer Disclosure Schedule, and there have been no changes since such date that would, individually or in the aggregate, have a Material Adverse Effect.

(c)  Except as set forth in the Mercer Financial Statements, there are no Encumbrances on any of the Mercer Investments, other than any special deposits reflected in the Mercer Financial Statements.

3.24  Producers.

(a)  To the Knowledge of Mercer, each insurance agent, third-party administrator, marketer, underwriter, wholesaler, broker, producer, reinsurance intermediary and distributor that wrote, sold, produced or managed insurance business for one or more of the Mercer Insurance Subsidiaries (each, a "**Producer**"), at the time such Producer wrote, sold, produced or managed such business, was duly licensed as required by Applicable Law (for the type of business written, sold, produced or managed on behalf of the Mercer Insurance Subsidiaries), and to the Knowledge of Mercer, as of the date hereof, no Producer is in violation of (or with or without notice or lapse of time or both, would have violated) any material term or provision of any Applicable Law applicable to the writing, sale, production, administration or management of business for any of the Mercer Insurance Subsidiaries, except for such failures to be licensed or such violations which have been cured, which have been resolved or settled through agreements with the applicable Governmental Body, or which are barred by an applicable statute of limitations.

(b)  None of the Mercer Insurance Subsidiaries has received written notice of any material disputes with any current or former Producer concerning commissions except for such disputes that have been settled or otherwise resolved.

3.25  Brokers.  Other than Sandler O'Neill & Partners, LP, the fees and expenses of which will be paid by Mercer (as reflected in an agreement between Sandler O'Neill & Partners, LP and Mercer, dated December 1, 2008, a copy of which has been furnished to Buyer), no broker, investment banker or other Person is entitled to any brokerage, financial advisory, finder's or similar fee or commission payable by Mercer or any Mercer Subsidiary in connection with the Contemplated Transactions based upon arrangements made by or on behalf of Mercer or any Mercer Subsidiary.

3.26 Employee Benefit Plans; ERISA.

(a) Section 3.26(a) of the Mercer Disclosure Schedule sets forth a complete and accurate list of each bonus, deferred compensation, incentive compensation, stock purchase, stock option, equity-based award, severance or termination pay, hospitalization or other medical, accident, disability, life or other insurance, supplemental unemployment benefits, fringe and other welfare benefit, profit-sharing, pension, or retirement plan, program, agreement or arrangement, and each other employee benefit plan, program, agreement or arrangement, that is sponsored, maintained or contributed to or required to be contributed to by Mercer or the Mercer Subsidiaries or by any trade or business, whether or not incorporated, that together with Mercer, would or would have been at any date of determination occurring within the preceding five (5) years, deemed a "single employer" within the meaning of Section 4001 of the Employee Retirement Income Security Act of 1974, as amended ("**ERISA**"), or considered as being members of a controlled group of corporations, under common control, or members of an affiliated service group within the meaning of Subsections 414(b), (c) or (m) of the Code or Section 4001(a)(14) of ERISA, in each case for the benefit of any current or former employee, director or independent contractor of Mercer or any of the Mercer Subsidiaries (each a "**Plan**" and collectively the "**Mercer Plans**").

(b) With respect to each Plan listed in Section 3.26(a) of the Mercer Disclosure Schedule, to the extent applicable, Mercer has heretofore made available to Buyer true and complete copies of the following documents:

(i) a copy of each written Plan and any amendment thereto (which has not yet been incorporated into the Plan document) and a written summary of each unwritten Plan;

(ii) a copy of the most recent annual report on Form 5500 and any schedules or attachments thereto, if required under ERISA;

(iii) a copy of the most recent summary plan description required under ERISA with respect thereto;

(iv) if the Plan is funded through a trust or any third party funding vehicle, a copy of the trust or other funding agreement and the latest financial statements thereof;

(v) the most recent determination letter received from the Internal Revenue Service with respect to each Plan intended to qualify under Section 401 of the Code; and

(vi) all correspondence with any Governmental Body with respect to any investigation, audit, dispute or assessment.

(c) Each Plan intended to be qualified under Section 401(a) of the Code, and the trust (if any) forming a part thereof, has received a favorable determination letter from the

Internal Revenue Service as to its qualification under the Code and to the effect that each such trust is exempt from taxation under Section 501(a) of the Code, and nothing has occurred with respect to such Plan since the date of such determination letter that has, individually or in the aggregate, had a Material Adverse Effect.

(d) At no time during the six (6) year period prior to the date of this Agreement has either Mercer, or any ERISA Affiliate maintained, had an obligation to contribute to or had any liability under, any plan or trust that is subject to Title IV or Section 302 of ERISA or Section 412 of the Code or a multiemployer plan, within the meaning of Section 3(37) of ERISA, and no condition exists that presents a material risk to Mercer or any ERISA Affiliate of incurring a liability under Title IV of ERISA.

(e) No Plan or any trust established thereunder is maintained for the benefit of employees outside of the United States or is otherwise subject to the laws of any jurisdiction other than the United States or a political subdivision thereof.

(f) Neither Mercer, nor any ERISA Affiliate, has engaged in a transaction in connection with which Mercer or the ERISA Affiliate could be subject to penalties under the excise tax or joint and several liability provisions of the Code relating to employee benefit plans that would, individually, or when taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.26, have, individually or in the aggregate, a Material Adverse Effect.

(g) Each Plan has been operated and administered in all respects in accordance with its terms and Applicable Law, including ERISA and the Code, except where such noncompliance, individually, or when taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.26, would not have, individually or in the aggregate, a Material Adverse Effect.

(h) The consummation of the Contemplated Transactions will not, either alone or together with any other event, (i) entitle any current or former employee, director or officer of Mercer or any of the Mercer Subsidiaries to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting or trigger any payment or funding (whether through a grantor trust or otherwise) of compensation or benefits, or increase the amount of compensation due any such employee, director or officer.

(i) There are no pending or, to the Knowledge of Mercer, threatened or anticipated actions, suits or claims by or on behalf of any Plan, by any employee or beneficiary covered under any Plan, or otherwise involving any such Plan (other than routine claims for benefits) that would, individually, or when taken together with any amounts arising as a result of noncompliance with any of the other paragraphs of this Section 3.26, have, individually or in the aggregate, a Material Adverse Effect.

(j) No Plan provides benefits, including death or medical benefits (whether or not insured), with respect to current or former employees after retirement or other termination of service other than (i) coverage mandated by Applicable Law, (ii) death benefits or retirement benefits under any "employee pension plan," as that term is defined in Section 3(2) of ERISA, or (iii) deferred compensation benefits accrued as liabilities on the books of Mercer.

(k)  With respect to each Plan that is a "nonqualified deferred compensation plan" within the meaning of Section 409A(d)(1) of the Code and is subject to Section 409A of the Code, (i) the written terms of such Plan have at all times since January 1, 2009 been in compliance with, and (ii) such Plan has, at all times while subject to Section 409A of the Code, been operated in compliance with, Section 409A of the Code and all applicable guidance thereunder.

(l)  All contributions to, and payments from, each Plan that have been required to have been made in accordance with their terms have been timely made and all obligations in respect of each Plan have been properly accrued and reflected on Mercer's financial statements.

(m)  Section 3.26(m) of the Mercer Disclosure Schedule sets forth a list of the participants in each Director Deferred Compensation Agreement.

3.27  Labor Relations; Employees.

(a)  None of the employees of Mercer or any of the Mercer Subsidiaries are represented by any labor organization and no union claims to represent these employees have been made.  Neither Mercer nor any Mercer Subsidiary is a party to any collective bargaining Contract or any labor Contract.  To the Knowledge of Mercer, there have been no union organizing activities with respect to employees of Mercer or any of the Mercer Subsidiaries within the past three (3) years.  Neither Mercer nor any of the Mercer Subsidiaries is or has been engaged in any unfair labor practices as defined in the National Labor Relations Act, as amended, or similar Applicable Law nor is there pending any unfair labor practice charge.  There is no labor strike, dispute, slowdown or stoppage pending or, to the Knowledge of Mercer, threatened against or affecting Mercer or any Mercer Subsidiary which may interfere with the respective business activities of Mercer or any Mercer Subsidiary, except where such dispute, strike, or work stoppage would not, individually or in the aggregate, have a Material Adverse Effect.

(b)  Mercer and each Mercer Subsidiary have complied with all applicable legal, administrative and regulatory requirements relating to wages, hours, immigration, discrimination in employment and collective bargaining and comparable state laws and are not liable for any arrears of wages or any Taxes or penalties for failure to comply with any of the foregoing.  Mercer and each Mercer Subsidiary is and has been in compliance with the requirements of the Workers Adjustment and Retraining Notification Act, as amended, and all similar state laws and have no liabilities or unfilled notice obligations pursuant thereto.

3.28  Intellectual Property Rights.

(a)  Mercer and the Mercer Subsidiaries own, free of Encumbrances, or have a valid and binding license to use, all Intellectual Property material to the conduct of the business of Mercer or any Mercer Subsidiary ("**Business Intellectual Property**").

(b)  Except for defaults and infringements that would not, individually or in the aggregate, have a Material Adverse Effect, (i) neither Mercer nor any of the Mercer Subsidiaries is in default (or with the giving of notice or lapse of time or both, would be in default) under any license to use such Intellectual Property, and (ii) (x) to the Knowledge of Mercer, none of the Business Intellectual Property owned by Mercer or any Mercer Subsidiary is being infringed, misappropriated or violated by any third party, and (y) neither Mercer nor any of the Mercer Subsidiaries is infringing, misappropriating or violating any Intellectual Property of any third party.

(c)  There is no pending or, to the Knowledge of Mercer, threatened claim, challenge or dispute regarding the ownership of, or use by, Mercer or any Mercer Subsidiary of any Business Intellectual Property.  The consummation of the Contemplated Transactions will not result in the loss of use of any Business Intellectual Property.

(d)  Section 3.28(d) of the Mercer Disclosure Schedule contains a list as of the date hereof of (i) all registered United States, state and foreign trademarks, service marks, logos, trade dress and trade names and pending applications to register the foregoing, (ii) all United States and foreign patents and patent applications, (iii) all registered United States and foreign copyrights and pending applications to register the same, (iv) all domain names, and (v) all material software (showing in each case a description and the owner, licensor or licensee), in each case, owned by, licensed to or used by Mercer or any Mercer Subsidiary in the conduct of their business; provided, that Section 3.28(d) of the Mercer Disclosure Schedule does not list mass market software licensed to Mercer or any Mercer Subsidiary that is commercially available and subject to "shrink-wrap" or "click-through" license agreements.  Except as set forth in Section 3.28(d) of the Mercer Disclosure Schedule, all registrations for copyrights, patents and trademarks identified therein are valid and in force, and all applications to register any unregistered copyrights, patent rights and trademarks so identified are pending and in good standing.

(e)  Mercer and the Mercer Subsidiaries have taken reasonable steps to maintain the confidentiality of or otherwise protect and enforce their rights in all Business Intellectual Property owned by them ("**Owned Business Intellectual Property**"), and to protect and preserve through the use of customary non-disclosure agreements the confidentiality of all confidential information that is owned, used or held by Mercer or any Mercer Subsidiary in the conduct of the business.  To the Knowledge of Mercer, such confidential information has not been used, disclosed to or discovered by any Person except pursuant to valid and appropriate non-disclosure agreements which have not been breached.

 (f)  All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception or development, or both, of the Owned Business Intellectual Property (i) have been and are a party to "work-for-hire" arrangements with Mercer or a Mercer Subsidiary, or (ii) have assigned to Mercer or a Mercer Subsidiary all ownership of all tangible and intangible property arising in connection with the conception or development of such Owned Business Intellectual Property.

(g)  For purposes of this Agreement, "**Intellectual Property**" means patents and patent rights, trademarks and trademark rights, trade names and trade name rights, service marks and service mark rights, service names and service name rights, Internet domain names, copyrights and copyright rights and other tangible or intangible proprietary intellectual property rights and all pending applications for and registrations of any of the foregoing, and computer and network software programs, data, technology, know-how, and trade secrets and trade secret rights.

3.29  Contracts.

(a)  Section 3.29 of the Mercer Disclosure Schedule set forth a list of each Contract, other than this Agreement, (collectively, the "**Mercer Contracts**") to which Mercer or any of the Mercer Subsidiaries is a party or by which it is bound which:

(i)  is a "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K under the Exchange Act);

(ii)  contains obligations in excess of $100,000 or is otherwise material to the current business, assets, liabilities, financial condition or results of operations of Mercer or any Mercer Subsidiary, taken as a whole;

(iii)  contains covenants limiting or purporting to limit the freedom of Mercer or any of the Mercer Subsidiaries to engage in any line of business in any geographic area or to compete with any Person or restricting or purporting to restrict the ability of Mercer or any of its Affiliates (including Buyer or any of its Subsidiaries following the Merger) to acquire equity securities of any Person;

(iv)  (A) obligates Mercer or any Mercer Subsidiaries or will obligate Buyer or any of its Subsidiaries following the Merger, in each case, to extend most-favored nation pricing to any Person, (B) imposes exclusivity obligations on Mercer or any Mercer Subsidiary or that will impose exclusivity obligations on Buyer or any of its Subsidiaries following the Merger, in each case, with respect to customers or suppliers, or (C) imposes obligations on Mercer or any Mercer Subsidiary or will impose obligations on Buyer or any of its Subsidiaries following the Merger, in each case, with respect to non-solicitation provisions with respect to customers or suppliers;

(v)  relates to or contains provisions or covenants that obligate or upon the occurrence of a condition precedent will obligate Mercer or any of the Mercer Subsidiaries to guarantee indebtedness for borrowed money;

(vi)  is a guaranty or contains provisions or covenants relating to indemnification or holding harmless by Mercer or any of the Mercer Subsidiaries;

(vii)  relates to the acquisition or disposition of any business (whether by merger, sale or purchase of stock or assets or otherwise) and contains obligations (financial or performance) that have not been terminated or lapsed;

(viii)  relates to any settlement that materially affects the conduct of Mercer's or any Mercer Subsidiary's businesses;

(ix) is an employment (other than an employment "at will"), severance, retention, incentive or similar contract applicable to any employee of Mercer or any of the Mercer Subsidiaries, including contracts to employ executive officers and other contracts with officers or directors of Mercer or any of the Mercer Subsidiaries, other than agent contracts with insurance agents;

(x) any Contract to provide the source code for any software included within the Owned Business Intellectual Property to any third party; or

(xi) any Contract, other than standard end-user license and sale Contracts (including "shrink-wrap" or "click-through" license agreements) and related maintenance and support Contracts entered into in the ordinary course of business, that (A) grants to any third party a license to use, modify, improve or reproduce any product, service or Intellectual Property of Mercer or any Mercer Subsidiary, or (B) grants to Mercer or any Mercer Subsidiary a license to use, modify, improve or reproduce any product, service or Intellectual Property of a third party.

(b) With respect to each of the Mercer Contracts:

(i) a complete and accurate copy of such contract has previously been made available to Buyer;

(ii) such contract is (assuming due power and authority of, and due execution and delivery by, the other party or parties thereto) valid and binding upon Mercer, each Mercer Subsidiary that is a party thereto and, to the Knowledge of Mercer, each other party thereto and is in full force and effect;

(iii) there is no material default or claim of material default thereunder by Mercer, any Mercer Subsidiary that is a party thereto or, to the Knowledge of Mercer, by any other party thereto, and no event has occurred that, with the passage of time or the giving of notice (or both), would constitute a material default thereunder by Mercer, any Mercer Subsidiary that is a party thereto or, to the Knowledge of Mercer, by any other party thereto, or would permit material modification, acceleration or termination thereof;

(iv) to the Knowledge of Mercer, no Person is challenging the validity or enforceability of any Mercer Contract, except such challenges which would not, individually or in the aggregate, have a Material Adverse Effect; and

(v) the consummation of the Contemplated Transactions will not give rise to a right of the other party or parties thereto to terminate or amend the terms of such contract or impose liability under the terms thereof on Mercer or any of the Mercer Subsidiaries.

3.30 Environmental Laws and Regulations.

(a) Mercer and the Mercer Subsidiaries, their respective owned and leased properties and their operations are in compliance with all Applicable Laws relating to pollution or protection of human health, occupational safety and health, or the environment (including ambient air, surface water, ground water, land surface, subsurface strata or exposure to

Hazardous Materials) (collectively, "**Environmental Laws**"), except for non-compliance which, individually or in the aggregate, has not had a Material Adverse Effect.

(b) Mercer has not received written notice of, or is the subject of, any actions, causes of action, claims, investigations, demands or notices by any Person asserting personal injury, property damages or the obligation of Mercer or any of the Mercer Subsidiaries to conduct investigations or clean-up activities under any Environmental Laws or alleging liability under or non-compliance with any Environmental Laws (collectively, "**Environmental Claims**") which has, individually or in the aggregate, had a Material Adverse Effect.

(c) There are no facts, circumstances or conditions in connection with the operation of its business or any current or formerly owned properties that have led to or are reasonably likely to lead to any Environmental Claims or impositions of any institutional or engineering controls or restrictions under Environmental Laws on the use or development of properties in the future which, individually or in the aggregate, has had a Material Adverse Effect.

(d) Mercer has not received, any written claim, notice of violation or citation concerning any violation or alleged violation of any applicable Environmental Law regarding any real property securing a mortgage loan owned by Mercer or any Mercer Subsidiary.

3.31  Insurance Coverage.

(a) Mercer and each of the Mercer Subsidiaries maintains insurance coverage reasonably adequate for the operation of the businesses of Mercer and the Mercer Subsidiaries taken as a whole.  The insurance maintained by Mercer and the Mercer Subsidiaries insures against risks to the extent and in the manner reasonably deemed appropriate and sufficient by Mercer, and the coverage provided thereunder will not be materially and adversely affected by the Contemplated Transactions.  Mercer has made available to Buyer prior to the date of this Agreement copies of all insurance policies which are maintained by Mercer or any of the Mercer Subsidiaries or which name Mercer or any of the Mercer Subsidiaries as an insured (or loss payee), including those which pertain to Mercer's or any of the Mercer Subsidiaries' assets, employees or operations (the "**Mercer Insurance Policies**").  Each Mercer Insurance Policy is in full force and effect and all premiums due thereunder have been paid.

(b) Neither Mercer nor any of the Mercer Subsidiaries has received notice of cancellation or default under any Mercer Insurance Policy or notice of any pending or threatened termination or cancellation, coverage limitation or reduction or material premium increase with respect to any such policy.  Neither Mercer nor any of the Mercer Subsidiaries is in material breach of, or material default under, any Mercer Insurance Policy.  There is no material claim by Mercer or any of the Mercer Subsidiaries pending under any Mercer Insurance Policy covering the assets, business, equipment, properties, operations, employees, officers or directors of Mercer and/or one or more of the Mercer Subsidiaries as to which coverage has been questioned, denied or disputed by the underwriters of such Mercer Insurance Policies.  No issuer of any Mercer Insurance Policy has issued a reservation-of-rights letter, or entered into a nonwaiver agreement, or otherwise denied or limited coverage (in whole or in part), under any Mercer Insurance Policy and no declaratory judgment has been sought by any Person or entered by any court of competent jurisdiction that has the effect of or will have the effect of denying or limiting coverage (in whole or in part) under any Mercer Insurance Policy.

3.32 <u>No Investment Company</u>. Neither Mercer nor any Mercer Subsidiary is an "investment company," or a company "controlled" by an "investment company," within the meaning of the Investment Company Act of 1940, as amended.

3.33 <u>SEC Filings</u>. Mercer has timely filed the Mercer SEC Reports. The Mercer SEC Reports (a) at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then the date of such filing), complied in all material respects with the applicable requirements of the Securities Act and the Exchange Act, as the case may be, and (b) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contain any untrue statement of a material fact or omit to state a material fact required to be stated in such Mercer SEC Reports or necessary to make the statements in the Mercer SEC Reports, in light of the circumstances under which they were made, not misleading.

3.34 <u>Mercer Proxy Statement</u>. None of the information to be included or incorporated by reference in the Mercer Proxy Statement (other than information with respect to Buyer or Acquisition Corp. supplied in writing by Buyer to Mercer expressly for inclusion in the Mercer Proxy Statement) will, at the time of the mailing of the Mercer Proxy Statement and at the time of the Mercer Shareholder Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading. If at any time prior to the Mercer Shareholder Meeting any event shall occur which is required at that time to be described in the Mercer Proxy Statement, such event shall be so described, and an appropriate amendment or supplement shall be promptly filed with the SEC and, as required by Applicable Law, disseminated to the shareholders of Mercer. The Mercer Proxy Statement will comply as to form in all material respects with the provisions of the Exchange Act.

3.35 <u>Rating</u>. As of the date hereof, the Mercer Insurance Subsidiaries have been assigned an 'A' insurer financial strength rating with a stable outlook by Best. To the Knowledge of Mercer, as of the date hereof, Best has not indicated that it intends to lower any such rating or put any Mercer Insurance Subsidiary under review.

3.36 <u>Opinion of Financial Advisor</u>. Mercer has received the opinion of Sandler O'Neill & Partners, LP to the effect that, as of the date hereof, the aggregate amount of Cash Consideration and Option Consideration is fair to Mercer's shareholders from a financial point of view, a copy of which opinion has been delivered to Buyer.

3.37 <u>Antitakeover Provisions</u>. Mercer has taken all actions required to exempt Buyer, this Agreement and the Merger from any provisions of an antitakeover nature contained in the Constituent Documents of Mercer or under Applicable Law, including any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation, including the provisions of the Pennsylvania Takeover Disclosure Law (70 P.S. §71 et seq.), to the extent applicable to any of the Contemplated Transactions.

3.38 <u>Required Vote of Mercer Shareholders</u>.  The affirmative vote of a majority of the votes cast by all shareholders of Mercer entitled to vote is required to approve and adopt this Agreement.  No other vote of the shareholders of Mercer is required by Applicable Law, Mercer's Constituent Documents or otherwise in order for Mercer to consummate the Contemplated Transactions.

3.39 <u>Form A Notices</u>.  Neither Mercer nor any Mercer Subsidiary has received from any Person any Notice on Form A or such other form as may be prescribed under Applicable Law indicating that such Person intends to make or has made a tender offer for or a request or invitation for tenders of, or intends to enter into or has entered into any agreement to exchange securities for, or intends to acquire or has acquired (in the open market or otherwise), any voting security of Mercer, if after the consummation thereof such Person would directly or indirectly be in control (as defined under Applicable Law) of Mercer or any Mercer Insurance Subsidiary.

3.40 <u>No Dissenters Rights</u>.  None of Mercer's shareholders will be entitled to exercise appraisal or dissenters' rights under the PBCL or other Applicable Law in connection with the Contemplated Transactions.

3.41 <u>No Other Representations or Warranties</u>.  Except for the representations and warranties of Mercer set forth in this Article III, Mercer makes no other representations and warranties (whether express or implied) with respect to the subject matter of this Agreement or the Contemplated Transactions.

ARTICLE IV - REPRESENTATIONS AND WARRANTIES OF BUYER

Buyer represents and warrants to Mercer as follows:

4.1 <u>Organization</u>.  Buyer is an Iowa corporation duly organized, validly existing and in good standing under the laws of Iowa, and has all requisite corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.

4.2 <u>Authority Relative to this Agreement</u>.  Buyer has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder, and Buyer has the authority, assuming the receipt of all approvals from any Governmental Body, to carry out its obligations hereunder.  The execution, delivery and performance of this Agreement by Buyer and the consummation by Buyer of the Contemplated Transactions have been duly authorized by Buyer's Board of Directors, and no other corporate proceedings on the part of Buyer is necessary to authorize this Agreement and the Contemplated Transactions.  Subject to the foregoing, this Agreement has been duly and validly executed and delivered by Buyer and (assuming this Agreement constitutes a valid and binding obligation of Mercer) constitutes a valid and binding agreement of Buyer, enforceable against Buyer in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.3  Consents and Approvals; No Violations.

(a)  No consent, approval, order or authorization of, action by or in respect of, or registration, declaration or filing with any Governmental Body is required by or with respect to Buyer in connection with the execution and delivery of this Agreement by Buyer or the consummation of the Contemplated Transactions, except for (i) the filing of a premerger notification and report form by Buyer under the HSR Act, and the receipt, termination or expiration, as applicable, of waivers, consents, approvals or waiting periods required under the HSR Act or any other applicable competition, merger control, antitrust or similar law or regulation, (ii) the filing with the SEC of such reports under the Exchange Act as may be required in connection with this Agreement and the Contemplated Transactions, (iii) the filing of a Form A Statement with, and receipt of the approval of, the Insurance Regulator of the Commonwealth of Pennsylvania, the State of California and the State of New Jersey, and (iv) the filing of the Articles of Merger with the Secretary of State of the Commonwealth of Pennsylvania and appropriate documents with the relevant authorities of other states in which Mercer or any Mercer Subsidiary is qualified to do business.

(b)  Neither the execution, delivery or performance of this Agreement by Buyer, nor the consummation by Buyer of the Contemplated Transactions, nor compliance by Buyer with any of the provisions hereof or thereof, will (i) conflict with or result in any breach of any provisions of Buyer's Constituent Documents that would prevent Buyer from consummating the transactions contemplated by this Agreement, or (ii) violate any order, writ, injunction, decree, statute, rule or regulation applicable to Buyer or any of its properties or assets that would prevent the consummation of the transactions contemplated by this Agreement.

4.4  Acquisition Corp. Organization.  Acquisition Corp. is a Pennsylvania corporation duly organized, validly existing and subsisting under the laws of the Commonwealth of Pennsylvania, and has all requisite corporate power and authority and all governmental approvals necessary to own, lease and operate its properties and to carry on its business as it is now being conducted.  The copies of Acquisition Corp.'s Constituent Documents that have been delivered to Mercer are complete and correct and in full force and effect.

4.5  Capitalization.  As of the date hereof, the authorized capital stock of Acquisition Corp. consists of 1,000 shares of common stock, no par value per share (the "**Acquisition Corp. Common Stock**"), of which 1,000 shares are issued and outstanding and held by Buyer.  As of the date of this Agreement, there are no outstanding options, warrants, subscriptions, calls, rights, convertible securities or other agreements or commitments obligating Acquisition Corp. to issue, transfer, sell, redeem, repurchase or otherwise acquire any shares of its capital stock.

4.6  Business; Subsidiaries.  As of the date hereof and as of the Closing Date, Acquisition Corp. will have no Subsidiaries, no significant assets or liabilities, and will not be engaged in any business.

4.7  Authority Relative to this Agreement.  Acquisition Corp. has the corporate power and authority to enter into this Agreement and to carry out its obligations hereunder.  The execution, delivery and performance of this Agreement by Acquisition Corp. and the consummation by Acquisition Corp. of the Contemplated Transactions have been duly authorized by the Board of Directors of Acquisition Corp., and no other corporate proceedings on the part of Acquisition Corp. are necessary to authorize this Agreement or the Contemplated Transactions. This Agreement has been duly and validly executed and delivered by Acquisition Corp. and (assuming this Agreement constitutes a valid and binding obligation of Mercer and Buyer) constitutes a valid and binding agreement of Acquisition Corp., enforceable against Acquisition Corp. in accordance with its terms, subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or similar laws relating to or affecting creditors' rights generally and subject, as to enforceability, to the effect of general equitable principles (regardless of whether such enforceability is considered in a proceeding in equity or at law).

4.8 <u>Financing</u>. Buyer has the financial ability to, or presently has available to it cash or binding debt or equity financing commitments sufficient to discharge and otherwise pay the aggregate Cash Consideration and the aggregate Option Consideration and any other amounts due or to become due in accordance with the terms and conditions set forth herein and to otherwise complete the Contemplated Transactions in strict accordance with the respective terms and conditions of this Agreement and the Acquisition Documents.

4.9 <u>No Other Mercer Representations or Warranties</u>. Buyer acknowledges that: (a) except for those specific representations and warranties made by Mercer in <u>Article III</u>, it is not relying upon any representation or warranty of Mercer or any Affiliate or representative thereof, express or implied; and (b) it has had such opportunity to seek accounting, legal and other advice or information in connection with the execution and delivery of this Agreement and Acquisition Documents relating to the Contemplated Transactions as it has seen fit. Notwithstanding the foregoing, nothing in this Section 4.9 shall relieve any Person of liability for fraud or prevent Buyer and Acquisition Corp. from relying on the representations and warranties of Mercer set forth in this Agreement or any certificates delivered by Mercer in connection with this Agreement.

ARTICLE V - CONDUCT OF BUSINESS PENDING THE CLOSING

5.1 <u>Conduct of Business by Mercer Pending the Closing</u>.

(a) From the date hereof until the Effective Time, unless Buyer shall otherwise consent in writing, or except as set forth in Section 5.1(a) of the Mercer Disclosure Schedule (with specific reference to the applicable subsection below) or as otherwise expressly permitted by this Agreement, Mercer shall, and shall cause each Mercer Subsidiary to, conduct their respective businesses in the ordinary course consistent with past practice and in compliance in all material respects with Applicable Law and shall use commercially reasonable efforts to preserve intact their current business organization, management, goodwill and relationships with third parties (including relationships with policyholders, insureds, Producers, underwriters, Insurance Regulators, service providers and suppliers) and to keep available the services of their current key officers and employees and maintain their current rights and franchises. Except as set forth in Section 5.1(a) of the Mercer Disclosure Schedule (with specific reference to the applicable subsection below) or as otherwise expressly permitted by this Agreement, from the date hereof until the Effective Time, without the prior written consent of Buyer:

(i)  Neither Mercer nor any Mercer Subsidiary shall adopt or propose any change in or amendment to its Constituent Documents;

(ii)  Neither Mercer nor any Mercer Subsidiary shall (A) declare, set aside or pay any dividend on (whether in cash, stock or other securities or property) or make any other actual, constructive or deemed distributions in respect of, any of its capital stock, or otherwise make any payments to its shareholders in their capacity as such, except for (x) payment of the dividend approved by Mercer's Board of Directors on October 28, 2010, in an amount equal to $0.10 per share, to be paid on December 27, 2010 to shareholders of record as of December 10, 2010, and (y) dividends or distributions from any of the Mercer Subsidiaries to Mercer, (B) split, combine or reclassify any of its capital stock or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (C) purchase, redeem or otherwise acquire any shares of capital stock of Mercer or any of the Mercer Subsidiaries or any other securities thereof or any rights, warrants or options to acquire, any such shares or other securities;

(iii)  Neither Mercer nor any Mercer Subsidiary shall authorize for issuance, issue, deliver, sell, pledge, dispose of, grant, transfer or otherwise subject to an Encumbrance any shares of its capital stock, preferred stock, any other voting securities or equity equivalent or any securities convertible into or exchangeable for, or any rights, warrants or options to acquire, any such shares, voting securities, equity equivalent or convertible or exchangeable securities, other than (A) the issuance of shares of Mercer Common Stock upon the exercise of Mercer Stock Options outstanding on the date of this Agreement and pursuant to the Mercer Option Plan, in each case, in accordance with their current terms, or (B) the allocation, vesting or distribution of Mercer Common Stock under the Mercer ESOP in accordance with the Plan and as required by ERISA;

(iv)  Neither Mercer nor any Mercer Subsidiary shall (A) merge or consolidate with any other Person, (B) acquire a material amount of the assets of or equity in any other Person in any manner, or (C) make or commit to make capital expenditures in excess of $100,000 in the aggregate;

(v)  Neither Mercer nor any Mercer Subsidiary shall sell, transfer, lease, license, subject to an Encumbrance other than a Permitted Encumbrance, or otherwise surrender, relinquish or dispose of (A) any real property owned by Mercer or any Mercer Subsidiary, or (B) any assets or property except, (x) with respect to clause (B), pursuant to existing written Contracts (the terms of which have been disclosed to Buyer prior to the date hereof), or (y) with respect to clauses (A) and (B), in the ordinary course of business consistent with past practice and not material to Mercer or any Mercer Subsidiary, taken as a whole;

(vi)  Neither Mercer nor any Mercer Subsidiary shall enter into or amend any Contract (A) that would, after the Effective Time, restrict Buyer or any of its Subsidiaries (including Mercer and its Subsidiaries) with respect to engaging in any line of business or in any geographical area, or (B) that contains exclusivity, most favored nation pricing or non-solicitation provisions with respect to any customer or supplier;

(vii)  Neither Mercer nor any Mercer Subsidiary shall enter into or amend any employment, severance, retention, incentive or similar agreement or other employment arrangements, including any amendment to or termination of any Termination Agreement or the Retention Plan, with any current or former director, officer or employee of Mercer or any Mercer Subsidiary;

(viii)  Neither Mercer nor any Mercer Subsidiary shall hire or terminate the employment, or modify the contractual relationship of, any officer, employee or independent contractor of Mercer or any Mercer Subsidiary, other than hirings or terminations of employees other than officers in the ordinary course of business consistent with past practice;

(ix)  Neither Mercer nor any Mercer Subsidiary shall change any method of accounting or accounting practice, except for any such required change in GAAP or SAP, in either case as agreed to by Mercer's independent auditors;

(x)  Neither Mercer nor any Mercer Subsidiary shall waive or release any right or claim or pay, discharge, settle or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), in each case, other than (A) settlement of policy claims or other payments, discharges, settlements or satisfactions within applicable policy limits and in the ordinary course of business consistent with past practice, (B) settlements of litigation (other than claims litigation for which a commensurate reserve has been established on the Mercer Financial Statements) that individually do not exceed $10,000 or, in the aggregate, $50,000, or (C) payment of indebtedness, debt securities, guarantees, loans, advances and capital contributions made in the ordinary course of business consistent with past practices;

(xi)  Neither Mercer nor any Mercer Subsidiary shall, other than in the ordinary course of business consistent with past practice, (A) make or rescind any material express or deemed election relating to Taxes, (B) settle or compromise any claim, action, suit, litigation, proceeding, arbitration, investigation, audit or controversy relating to Taxes, which, individually or in the aggregate, exceeds $50,000, (C) make a request for a written ruling of a taxing authority relating to Taxes, other than any request for a determination concerning qualified status of any Mercer Plan intended to be qualified under Section 401(a) of the Code, (D) enter into a written and legally binding agreement with a taxing authority relating to Taxes, or (E) change in any material respect any of its methods of reporting income or deductions for federal income tax purposes from those employed in the preparation of its federal income Tax Returns for the taxable year ending December 31, 2009;

(xii)  Neither Mercer nor any Mercer Subsidiary shall, (A) other than in the ordinary course of business consistent with past practice, modify, amend, knowingly violate the terms of or terminate any Mercer Contract, (B) waive, release or assign any rights under any Mercer Contract, or (C) enter into any new agreement which would have been considered a Mercer Contract if it were entered into at or prior to the date hereof;

(xiii)  Mercer shall not permit any Mercer Insurance Subsidiary to forfeit, abandon, modify, waive, terminate or otherwise change any of its Permits, except as may be required in order to comply with Applicable Law;

(xiv)  Neither Mercer nor any Mercer Subsidiary shall take any actions or omit to take any actions that would cause any of its representations and warranties herein to become untrue or that would, individually or in the aggregate, have a Material Adverse Effect;

(xv)  Neither Mercer nor any Mercer Subsidiary shall terminate, cancel or amend any insurance coverage (and any surety bonds, letters of credit, cash collateral or other deposits related thereto required to be maintained with respect to such coverage) maintained by them that is material to the business or operations of Mercer or any Mercer Subsidiary unless such coverage is replaced by a comparable amount of insurance coverage;

(xvi)  Neither Mercer nor any Mercer Subsidiary shall take any action that is not expressly permitted by or provided for in this Agreement that would reasonably be expected to result in a reduction of the insurer financial strength ratings of any Mercer Insurance Subsidiary;

(xvii)  No Mercer Insurance Subsidiary shall make any material change in its underwriting, claims management, agency management, pricing, reserving or reinsurance practices, policies and procedures, except for changes in the cost of renewals of reinsurance treaties and agreements in the ordinary course of business, consistent with past practices;

(xviii)  Neither Mercer nor any Mercer Subsidiary shall increase in any manner the compensation or benefits payable or to become payable to its directors, officers or employees, or pay any bonus or incentive compensation to such directors, officers or employees except for bonuses and other incentive compensation to the extent required by existing plans and agreements, including the Mercer Employee Bonus Plan, in the ordinary course consistent with past practice; provided, that Mercer and the Mercer Subsidiaries may make annual increases in the salaries and wages of their (A) employees other than officers in the ordinary course of business and consistent with past practice, and (B) officers (other than Andrew R. Speaker, David B. Merclean, Paul D. Ehrhardt and Paul R. Corkery) in an amount not to exceed three percent (3.0%) of such officer's salary or wages;

(xix)  Neither Mercer nor any Mercer Subsidiary shall pay any pension or retirement allowance not required by any existing plan or agreement to any of its current or former directors, officers or employees or become a party to, amend (except as may be required by Applicable Law) or establish, adopt, enter into or, except as may be required to comply with Applicable Law, amend or take action to enhance or accelerate any rights or benefits under, any collective bargaining unit or any labor, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, Contract, trust, fund, policy or arrangement for the benefit of any current or former director, officer or employee;

(xx)  Neither Mercer nor any Mercer Subsidiary shall, other than in accordance with its current investment guidelines or as otherwise required by the terms of this Agreement, restructure or materially change its investment securities portfolio through purchases, sales or otherwise, or the manner in which such portfolio is classified or reported;

(xxi)  Neither Mercer nor any Mercer Subsidiary shall offer or sell insurance or reinsurance of any line or class of business in any jurisdiction other than such lines and classes of insurance and reinsurance that it offers and sells on the date of this Agreement and other than in those jurisdictions where it offers and sells such lines or classes of insurance and reinsurance on the date of this Agreement, in each case, as set forth in Section 3.4(b) of the Mercer Disclosure Schedule;

(xxii)  Neither Mercer nor any Mercer Subsidiary shall knowingly violate or knowingly fail to perform any obligation or duty imposed upon Mercer or any of the Mercer Subsidiaries by any Applicable Law that is material to the business or operations of Mercer or any Mercer Subsidiary;

(xxiii)  Neither Mercer nor any Mercer Subsidiary shall, modify or amend in any material respect or terminate the Reinsurance Pooling Agreement or the Services Allocation Agreement;

(xxiv)  Neither Mercer nor any Mercer Subsidiary shall take any action that would reasonably be expected to, or omit to take any action where such omission would reasonably be expected to, prevent, materially delay or impede the consummation of the Contemplated Transactions; and

(xxv)  Neither Mercer nor any Mercer Subsidiary shall agree or commit to do any of the foregoing.

(b)  From the date hereof until the Effective Time, Mercer shall permit Buyer's senior officers, employees and advisors to meet with the Chief Financial Officer of Mercer and officers of Mercer responsible for the financial statements, the internal controls, and disclosure controls and procedures of Mercer to discuss such matters as Buyer may deem reasonably necessary or appropriate for Buyer to satisfy its obligations under Sections 302, 404 and 906 of the Sarbanes-Oxley Act and any rules and regulations relating thereto.

5.2  Conduct of Business by Acquisition Corp. Pending the Closing.  From the date hereof until the Effective Time, Acquisition Corp. shall not conduct any business or enter into any Contracts of any nature, or amend its Constituent Documents.

5.3  Access and Information.  Subject to the provisions of Section 5.7(b), Mercer shall, and shall cause each of the Mercer Subsidiaries to, afford Buyer and its officers, employees, advisors, legal counsel, accountants, consultants and other authorized representatives reasonable access to, and permit them to make such inspections as they may reasonably require of, during normal business hours throughout the period prior to the Effective Time, all of its books, records, Contracts (including the work papers of independent accountants, if available and subject to the consent of such independent accountants), properties, plants and personnel and, during such period, Mercer shall furnish as promptly as practicable to Buyer all information as Buyer reasonably may request; provided, no investigation pursuant to this Section 5.3 shall affect any representations or warranties made herein or the conditions to the obligations of the parties to consummate the Contemplated Transactions.  Mercer and Buyer agree to schedule and convene meetings of officers, Producers and employees at reasonable intervals to discuss Mercer and Buyer business developments, status of efforts related to the Closing and other matters of mutual interest. Each party shall continue to abide by the terms of the Non-Disclosure Agreement between Mercer and Buyer, dated October 19, 2010 (the "**Confidentiality Agreement**"). Notwithstanding the foregoing, Mercer shall not be required to provide access to or to disclose information where such access or disclosure would contravene any law, rule, regulation, order or judgment.

5.4  Acquisition Proposals.

(a)  Mercer shall not authorize or permit any officer, director or employee of, or any investment banker, attorney, accountant or other advisor or representative of, Mercer or any Mercer Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage the submission of any Acquisition Proposal, as defined below, (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or agree to or endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal, (iii) withdraw or modify, or propose to withdraw or modify, in a manner adverse to Buyer, the Mercer Recommendation, (iv) approve or recommend, or propose to approve or recommend, any Acquisition Proposal, or (v) enter into any letter of intent, agreement in principal or Contract providing for, relating to or in connection with, any Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal; provided, however, that prior to the Mercer Shareholder Meeting, nothing contained in this Agreement shall prevent Mercer or its Board of Directors from taking any of the actions described in clauses (ii) through (v) above in response to any unsolicited bona fide written Acquisition Proposal by a Third Party, if, only to the extent that and only so long as, (A) such Acquisition Proposal would, if consummated, result in a Superior Proposal, as defined below, and, in the reasonable good faith judgment of Mercer's Board of Directors, following consultation with its independent financial advisors, the Third Party making such Superior Proposal has the financial means to conclude such transaction, (B) the failure to take such action would in the reasonable good faith judgment of Mercer's Board of Directors, after consultation with Mercer's outside corporate counsel, violate the fiduciary duties of Mercer's Board of Directors under Applicable Law, (C) prior to furnishing such non-public information to, or entering into discussions or negotiations with, such Third Party, Mercer's Board of Directors receives from such Third Party an executed confidentiality agreement with provisions not less favorable to Mercer than those contained in the Confidentiality Agreement, and (D) Mercer shall have provided Buyer all materials and information required under Section 5.4(c) to be delivered by Mercer to Buyer and shall have fully complied with this Section 5.4; provided, further, that immediately after the execution and delivery of this Agreement, Mercer will cease and terminate any existing activities, discussions or negotiations with any Third Parties conducted heretofore with respect to any possible Acquisition Proposal. Mercer agrees that following its receipt of a Superior Proposal and its full compliance with Section 5.4(c), Buyer shall have a reasonable opportunity, but in no event more than five (5) days, to propose changes to this Agreement in response to such proposal.

(b)  Mercer shall promptly cease and terminate all activities, discussions and negotiations with any Third Party permitted pursuant to Section 5.4(a) and promptly reaffirm the Mercer Recommendation if at any time any of the conditions set forth in clauses (A) and (B) of Section 5.4(a) shall fail to be satisfied, including if, as a result of any changes to the terms of this

Agreement proposed by Buyer, such Acquisition Proposal would thereafter fail to result in a Superior Proposal.

(c)  Notwithstanding anything in this Agreement to the contrary, Mercer shall promptly, and in no event later than twenty-four (24) hours after it receives any Acquisition Proposal, or any written request for information regarding Mercer or any Mercer Subsidiary by a Third Party that has made or is considering making an Acquisition Proposal or any inquiry or proposal which could reasonably be expected to lead to, an Acquisition Proposal or any indication that a Third Party is considering making an Acquisition Proposal or any proposal that could reasonably be expected to lead to an Acquisition Proposal, advise Buyer orally and in writing of the receipt of such Acquisition Proposal, request, inquiry or indication, including providing the identity of the Third Party making or submitting such Acquisition Proposal or request, and (i) if it is in writing, a copy of such Acquisition Proposal and any related draft agreements and other written material setting forth the material terms and conditions of such Acquisition Proposal, and (ii) if oral, a reasonably detailed written summary thereof.  Mercer will keep Buyer fully informed of the status and details of any such Acquisition Proposal, request, inquiry or indication or with respect to any change to the material terms of any such Acquisition Proposal, request, inquiry or indication.  Mercer agrees that, subject to restrictions under Applicable Laws, it shall, prior to or concurrent with the time it is provided to any Third Parties, provide to Buyer any non-public information concerning Mercer and any Mercer Subsidiary that Mercer provides to any Third Party in connection with any Acquisition Proposal which was not previously provided to Buyer.

(d)  The term "**Acquisition Transaction**" as used herein means any transaction or series of related transactions other than the Merger involving: (i) any direct or indirect acquisition or purchase by a Third Party of more than a fifteen percent (15%) interest in the total outstanding voting securities of Mercer or any Mercer Subsidiary; (ii) any tender offer or exchange offer that if consummated would result in any Third Party beneficially owning fifteen percent (15%) or more of the total outstanding voting securities of Mercer or any Mercer Subsidiary; (iii) any merger, reorganization, share exchange, consolidation, business combination, recapitalization or similar transaction involving Mercer or any Mercer Subsidiary pursuant to which the shareholders of Mercer immediately preceding such transaction hold less than eighty-five percent (85%) of the equity interests in the surviving or resulting entity of such transaction in substantially the same proportion as prior to such transaction; (iv) any direct or indirect sale, lease, exchange, transfer, license, acquisition or disposition, including through any bulk reinsurance, reinsurance, coinsurance or similar transaction, of more than fifteen percent (15%) of the assets (based on the fair market value thereof) of Mercer or any Mercer Subsidiary; or (v) any liquidation or dissolution of Mercer or any Mercer Subsidiary.

(e)  The term "**Acquisition Proposal**" as used herein means any inquiry, offer, or proposal by a Third Party relating to any Acquisition Transaction.

(f)  The term "**Superior Proposal**" as used herein means any unsolicited bona fide Acquisition Proposal (substituting 50% for the 15% and 85% references set forth in the definition of "Acquisition Transaction") made by any Third Party that, in the reasonable good faith judgment of Mercer's Board of Directors, after consultation with outside financial advisors of national reputation and Mercer's outside legal counsel, taking into account relevant legal, financial and regulatory aspects of the proposal, the identity of the Third Party making such proposal and the conditions for completion of such proposal, including any proposed financing conditions, (i) is more favorable, from a financial point of view, to Mercer's shareholders than the Merger, taking into account all of the terms and conditions of such proposal and this Agreement (including any changes to the terms of this Agreement proposed by Buyer in response to such proposal or otherwise), and (ii) is reasonably capable of being completed on the terms set forth in the proposal within a substantially similar period of time as the period of time reasonably expected to be necessary to consummate the Merger.

(g) The term "**Third Party**" as used herein means any Person or group (as defined in Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) other than Buyer and its Affiliates.

5.5  Third Party Standstill Agreements.  During the period from the date of this Agreement through the Effective Time, Mercer shall not nor shall it permit any Mercer Subsidiary to, terminate, amend, modify or waive any provision of any confidentiality agreement relating to an Acquisition Proposal or standstill agreement to which Mercer or any Mercer Subsidiary is a party (other than any involving Buyer).  During such period, Mercer agrees to and to cause any Mercer Subsidiary to, enforce, to the fullest extent permitted under Applicable Law, the provisions of any such agreements, including obtaining injunctions to prevent any breaches of such agreements and to enforce specifically the terms and provisions thereof in any court of the United States or any state thereof having jurisdiction.

5.6  Filings; Cooperation; Other Action.

(a) Subject to the terms and conditions herein provided, as promptly as practicable, Mercer and Buyer shall: (i) make all filings and submissions under the HSR Act and any other filings required by any Governmental Body, each as reasonably may be required to be made in connection with this Agreement and the Contemplated Transactions, (ii) use commercially reasonable efforts to cooperate with each other in (x) determining which filings are required to be made prior to the Closing Date, and which material consents, approvals, permits, notices or authorizations are required to be obtained prior to the Closing Date from Government Bodies, in connection with the execution and delivery of this Agreement and related agreements and the consummation of the Contemplated Transactions, and (y) timely making all such filings and timely seeking all such consents, approvals, permits, notices or authorizations, and (iii) use all commercially reasonable efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary or appropriate to consummate the Contemplated Transactions as soon as practicable.  Notwithstanding the foregoing, subject to the terms and conditions herein provided, within thirty (30) days after the date hereof, Buyer, with the assistance of Mercer, shall make Form A and all related filings required by the Insurance Regulators in Pennsylvania, New Jersey and California, and any other relevant jurisdiction, each as reasonably may be required to be made in connection with this Agreement and the Contemplated Transactions.  Each party agrees to promptly supply any additional information and documentary material that may be requested with respect to any of the filings or notifications made with any Governmental Body.  Notwithstanding anything to the contrary contained in this Agreement, the parties acknowledge and agree that each party shall bear its own costs and expenses in connection with the insurance regulatory filings, the HSR Act filings and any other similar filings required in any other jurisdictions.

(b)  Subject to applicable legal limitations and the instructions of any Governmental Body, each of Mercer and Buyer shall promptly notify the other parties to this Agreement of any material communication it receives from any Governmental Body relating to the matters that are the subject of this Agreement and shall permit the other parties to review in advance any proposed material communication by such party to any Governmental Body (other than its initial HSR Act filing).  Mercer and Buyer will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as such parties may reasonably request in connection with their respective obligations under this Section 5.6, including in seeking early termination of any applicable waiting periods under the HSR Act. Notwithstanding the foregoing, neither party shall be required to take any action under this Section 5.6(b) that is reasonably likely to result in a waiver of the attorney-client privilege, violation of any non-disclosure agreement with a third party or disclosure of sensitive commercial information.

(c)  Notwithstanding anything to the contrary contained in this Agreement, (i) neither Buyer nor any of its Affiliates shall be required to divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, Mercer or any of the businesses, product lines or assets of Buyer, Mercer or any of their respective Subsidiaries or Affiliates, or that otherwise would, individually or in the aggregate, result in a material negative impact on the business, assets, liabilities, properties or condition (financial or otherwise) of Buyer and its Subsidiaries, taken as a whole, or Mercer and its Subsidiaries, taken as a whole, and (ii) Mercer shall not, without Buyer's prior written consent, take or agree to take any such action.

5.7  Public Announcements; Public Disclosures; Privacy Laws.

(a)  Until the Closing Date, Mercer and Buyer agree that they will not issue any press release or otherwise make any public statement, make any public filing or any submission to any rating agency or respond to any press inquiry in each case with respect to this Agreement or the Contemplated Transactions without the prior approval of the other party, except as (i) expressly authorized by the terms of this Agreement, (ii) may be required by Applicable Law, or (iii) may be required pursuant to the terms of any listing agreement with NASDAQ.

(b)  Each of Mercer and Buyer will use all commercially reasonable efforts to ensure that the consummation of the Contemplated Transactions and the performance by the parties of their obligations under this Agreement will not result in any breach of (i) any Applicable Law concerning the protection of confidential personal information received from individual policyholders, or (ii) the privacy policies of Buyer or Mercer.

(c)  Any formal employee communication programs or announcements by Mercer with respect to the Contemplated Transactions or the employment or benefit arrangements to be effective following the Effective Time shall be subject to prior review and approval by Buyer, which shall not be unreasonably withheld, conditioned or delayed.

5.8  Indemnification Provisions.

(a)  Buyer shall indemnify present and former directors, officers and employees of Mercer and each Mercer Subsidiary, including any person appointed by Mercer to serve in a fiduciary capacity for any employee benefit plan (collectively, the "**Indemnified Parties**") for all losses, claims, damages, expenses or liabilities arising out of actions or omissions or alleged actions or omissions occurring at or prior to the Closing Date, including entry into this Agreement and the consummation of the Contemplated Transactions, to the same extent such Indemnified Parties are indemnified as of the date of this Agreement by Mercer or the applicable Mercer Subsidiary pursuant to their respective Constituent Documents for acts and omissions occurring at or prior to the Closing Date, for a period of not less than six (6) years after the Closing Date.

(b)  For a period of six (6) years after the Closing Date, Buyer shall cause to be maintained in effect the current policies of directors' and officers' liability insurance maintained by Mercer ("**D&O Insurance**") with respect to claims arising from facts or events which occurred before the Closing Date; provided, that:

(i)  Buyer may substitute policies of substantially similar coverage and amounts containing terms and conditions that are no less advantageous or provide tail coverage for such persons covered by the D&O Insurance, which tail coverage shall provide coverage for a period of six (6) years after the Closing Date for acts taken prior to the Closing Date on terms no less favorable than the terms of such current D&O Insurance coverage;

(ii)  in the event Buyer is unable to maintain in effect the current D&O Insurance policies and substantially similar insurance coverage is unavailable, Buyer shall, subject to Section 5.8(b)(iii), provide the best available coverage; and

(iii)  nothing contained herein shall require Buyer to incur any annual premium in excess of 200% of the last annual estimated aggregate premium paid prior to the date of this Agreement for all current D&O Insurance policies maintained by Mercer, which Mercer estimates to be $118,835 (the "**Current Premium**"), and if such premiums for such insurance would at any time exceed 200% of the Current Premium, then Buyer shall cause to be maintained policies of insurance which, in Buyer's good faith determination, provide the maximum coverage available at an annual premium equal to 200% of the Current Premium.

(c)  If Buyer or any of its Affiliates (i) shall consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger, or (ii) shall transfer all or substantially all of its properties and assets to any individual, corporation or other entity, then, and in each such case, proper provisions shall be made so that the successors and assigns of Buyer shall assume all of the obligations set forth in this Section 5.8.

(d)  The provisions of this Section 5.8 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Parties, their heirs, representatives, successors and assigns.

5.9  Additional Matters.  Subject to the terms and conditions herein provided, including Section 5.6(c), each of the parties hereto agrees to use all commercially reasonable efforts to take, or cause to be taken, all action and to do, or cause to be done, all things necessary, proper or advisable under Applicable Laws to consummate and make effective the Contemplated Transactions, including using all commercially reasonable efforts to obtain all necessary waivers, consents and approvals from any Governmental Body and any other third party consents and to effect all necessary registrations and filings.  In case at any time after the Closing Date any further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and/or directors of Buyer, Acquisition Corp. and Mercer shall, subject to Section 5.6(c), take all such necessary action.

5.10  Employee Matters.

(a)  After the Closing Date, the Mercer Plans may, at Buyer's election and subject to the requirements of the Code and ERISA, continue to be maintained separately, consolidated, merged, frozen or terminated.  Employees of Mercer or any Mercer Subsidiary who become participants in a Buyer benefit plan shall, for purposes of determining eligibility to participate in such plans and vesting purposes under such plans , be given credit for service as an employee of Mercer or any Mercer Subsidiary (and any predecessor thereto) prior to the Effective Time.  This Agreement shall not be construed to limit the ability of Buyer to review employee benefits programs from time to time and to make such changes (including terminating any program) as it deems appropriate.

(b)  Effective as of the day immediately preceding the Closing Date, Mercer and each Mercer Subsidiary, as applicable, shall each terminate any and all Plans intended to include a Code Section 401(k) arrangement (collectively, the "**Mercer 401(k) Plans**") (unless Buyer provides written notice to Mercer at least ten (10) Business Days prior to the Closing Date that such Mercer 401(k) Plans shall not be terminated).  Unless Buyer provides such written notice to Mercer, then not later than five (5) Business Days prior to the Closing Date Mercer shall provide Buyer with evidence that such Mercer 401(k) Plans have been terminated, effective as of the day immediately preceding the Closing Date, pursuant to resolutions of Mercer's Board of Directors.  The form and substance of such resolutions shall be subject to review and approval of Buyer.  Mercer shall also take such other actions in furtherance of terminating such Mercer 401(k) Plans as Buyer may reasonably require.

(c)  For the one-year period following the Effective Time, Buyer shall provide employees employed by Mercer or any Mercer Subsidiary at the Closing Date that are not a party to a written employment agreement with Mercer or any Mercer Subsidiary that is in force on the date hereof, and for so long as they remain employed during such period, with not less than the same base salary, wages or commission rates as in effect immediately before the Closing Date.

(d)  In the event of any termination or consolidation of any Mercer health plan with any Buyer health plan, Buyer shall make available to employees of Mercer or any Mercer Subsidiary who continue employment with Buyer ("**Continuing Employees**") and their dependents health coverage on the same basis as it provides such coverage to similarly situated employees of Buyer. Unless a Continuing Employee affirmatively terminates coverage under a Mercer health plan prior to the time that such Continuing Employee becomes eligible to participate in the Buyer health plan, no coverage of any of the Continuing Employees or their dependents shall terminate under any of the Mercer health plans prior to the time such Continuing Employees and their dependents become eligible to participate in the health plans, programs and benefits common to similarly situated employees of Buyer and their dependents. In the event of a termination or consolidation of any Mercer health plan, terminated Mercer employees and qualified beneficiaries will have the right to continuation coverage under group health plans of Buyer in accordance with COBRA and/or other Applicable Law. With respect to any Continuing Employee, any coverage limitation under the Buyer health plan due to any pre-existing condition shall be waived by the Buyer health plan to the degree that such condition was covered by the Mercer health plan and such condition would otherwise have been covered by the Buyer health plan in the absence of such coverage limitation. Buyer shall cause the applicable Buyer benefit plan to recognize any medical or other health expense incurred by a Continuing Employee in the plan year that includes the commencement of coverage under such Buyer plan for purposes of determining any applicable deductible and annual out of pocket expense thereunder.

(e) Buyer shall assume the obligations of Mercer and any Mercer Subsidiary under the employment agreements and change in control agreements listed in Section 3.20 of the Mercer Disclosure Schedule.

(f) For a period of one year following the Closing Date, any employee of Mercer or any Mercer Subsidiary whose employment is involuntarily terminated (other than for cause but including any termination of employment following a reduction in compensation or benefits or a requested relocation to more than 25 miles from such employee's current principal office) shall be entitled to severance benefits equal to the greater of: (i) any severance benefits payable under the severance plan of the Buyer for similarly situated employees of the Buyer, or (ii) two weeks pay per year of service, with a minimum of one month pay and a maximum of one year. In addition, any payment of severance benefits hereunder to any employee of Mercer or any Mercer Subsidiary will include payment for any earned but unused vacation, sick or other paid time off. In no event will any severance benefit be paid for any termination where such termination is the result in whole or in part of any disciplinary action with respect to the employee, a violation of Buyer or Mercer policy by the employee, or other issue related to the job performance of the employee. Notwithstanding the foregoing, this Section 5.10(f) shall not be applicable to any employee of Mercer or any Mercer Subsidiary that is party to a written employment agreement with Mercer or any Mercer Subsidiary.

(g) As of the Closing Date, each employee of Mercer or any Mercer Subsidiary shall be entitled to the same number of vacation, sick or other paid time off days and holidays to which such employee was entitled under the policies of Mercer in effect immediately prior to the Closing Date.

(h) As of the date that this Agreement shall have been approved and adopted by the requisite vote of the shareholders of Mercer in accordance with Applicable Law, the Mercer ESOP shall be terminated. As soon as practicable following the execution of this Agreement, Mercer shall file all necessary documents with the IRS for a favorable determination letter for the termination of the Mercer ESOP. As soon as practicable after the receipt of a favorable determination letter on termination from IRS, the account balances in the Mercer

ESOP, including any surplus in the suspense account after full payment of the Mercer ESOP loan and all Mercer ESOP administrative expenses, shall be distributed to participants and beneficiaries in accordance with the provisions of the Code and Applicable Law and the terms of the Mercer ESOP. Prior to the Closing Date, contributions to, and payments on the Mercer ESOP loan shall be made consistent with past practices on the regularly scheduled payment dates; provided, however, that Mercer shall make a contribution to, and payment on, the Mercer ESOP loan with respect to the period from January 1, 2010 through the Closing Date.

(i) As of the Closing Date, all benefits under the Mercer Insurance Group, Inc. Benefits Agreements I and II (the "**Director Deferred Compensation Agreements**") shall become fully vested and such benefits shall be paid in a lump sum by the Surviving Corporation within ninety (90) days following the Closing Date in accordance with the terms of the Director Deferred Compensation Agreements as in effect on the date of this Agreement.

(j) Subject to the provisions of any existing employment Contracts, nothing herein shall be deemed to be a guarantee of employment for any Continuing Employee or any other employee of Mercer or any Mercer Subsidiary, or to restrict the right of Buyer, Mercer or any of their respective Subsidiaries, to terminate or cause to be terminated any employee at any time for any or no reason with or without notice. Nothing contained herein, whether expressed or implied, (i) shall be treated as an amendment or other modification of any Plan, any plan maintained by Buyer or any of its Subsidiaries or any other employee benefit plan, program or arrangement or the establishment of any employee benefit plan, program or arrangement, or (ii) shall limit the right of Buyer, Mercer or any of their respective Subsidiaries to amend, terminate or otherwise modify (or cause to be amended, terminated or otherwise modified) any Plan, plan maintained by Buyer or any of its Subsidiaries or any other employment benefit plan, program or arrangement following the Effective Time in accordance with its terms. Buyer and Mercer acknowledge and agree that all provisions contained in this Section 5.10 are included for the sole benefit of Buyer, Mercer and their respective Subsidiaries, and that nothing herein, whether express or implied, shall create any third party beneficiary or other rights (A) in any other Person, including any employees, former employees, any participant in any employee benefit plan, program or arrangement (or any dependent or beneficiary thereof) of Buyer, Mercer or any of their respective Subsidiaries, or (B) to continued employment with Buyer, Mercer or any of their respective Subsidiaries or continued participation in any employee benefit plan, program or arrangement.

5.11 Advice of Changes. Mercer and Buyer shall give prompt notice to the other party as soon as practicable after it has actual knowledge of (a) the occurrence, or failure to occur, of any event which would or would be likely to cause any party's representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at any time from the date of this Agreement to the Closing Date, (b) any failure on its part or on the part of any of its or its Subsidiaries' officers, directors, employees, representatives or agents (other than persons or entities who are such employees, representatives or agents only because they are appointed insurance agents of such parties) to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by such party under this Agreement, or (c) any change, event or effect which would, individually or in the aggregate, have a Material Adverse Effect. Between the date of this Agreement and the Closing Date, Mercer will use commercially reasonable efforts to promptly correct and supplement the information set forth in the Mercer Disclosure Schedule in order to cause such Mercer Disclosure Schedule to remain correct and complete in all material respects. Mercer's delivery to Buyer of any corrections or supplements will, without further notice or action on the part of Mercer or Buyer, immediately and automatically constitute an amendment to the Mercer Disclosure Schedule to which such corrections and supplements relate; provided, however, that solely for purposes of determining whether the condition to Closing set forth in Section 6.3(a) has been satisfied, or whether Buyer has the right to terminate this Agreement pursuant to Sections 7.2(d), any such amendment to the Mercer Disclosure Schedule will be disregarded. Mercer shall update the Mercer Disclosure Schedule (the "**Closing Date Mercer Disclosure Schedule**") to a date that is no earlier than ten (10) Business Days prior to the Closing Date and no later than seven (7) Business Days prior to the Closing Date and shall deliver the Closing Date Mercer Disclosure Schedule to Buyer not less than three (3) Business Days prior to the Closing Date.

5.12 <u>Approval Covenant</u>. Mercer will, as soon as practicable following the date hereof, duly call, give notice of, convene and hold a meeting of shareholders (the "**Mercer Shareholder Meeting**") for the purpose of considering the approval and adoption of this Agreement. Mercer shall, except to the extent that Mercer has received an Acquisition Proposal that constitutes a Superior Proposal, through its Board of Directors, recommend to its shareholders approval and adoption of this Agreement and the transactions contemplated hereby, including the Merger (the "**Mercer Recommendation**"), and shall use all commercially reasonable efforts to solicit such approval and adoption by its shareholders, and such Board of Directors or committee thereof shall not withhold, withdraw, qualify, amend or modify in a manner adverse to Buyer the Mercer Recommendation or its declaration that this Agreement and the Merger are advisable and fair to and in the best interests of Mercer and its shareholders or resolve or propose to do any of the foregoing. Notwithstanding Mercer's receipt of an Acquisition Proposal, Mercer agrees to submit this Agreement to its shareholders for approval and adoption.

5.13 <u>Proxy Statement</u>. In connection with the Mercer Shareholder Meeting, as soon as practicable after the date of this Agreement, Mercer shall prepare a proxy statement which complies as to form in all material respects with the applicable provisions of the Exchange Act (the "**Mercer Proxy Statement**") and shall provide a copy of such Mercer Proxy Statement to Buyer for review and comment prior to filing such Mercer Proxy Statement with the SEC. As promptly as practical following Mercer's receipt of Buyer's comments to the Mercer Proxy Statement, Mercer shall incorporate such comments as it deems appropriate, after consultation with its counsel, finalize the Mercer Proxy Statement and file such Mercer Proxy Statement with the SEC. Mercer shall use commercially reasonable efforts to have the Mercer Proxy Statement cleared by the SEC and mailed to its shareholders as promptly as practicable after its filing with the SEC. Mercer shall inform Buyer of any and all written and oral comments Mercer receives from the SEC on the preliminary Mercer Proxy Statement and shall permit the Buyer to review and comment on any revised versions prior to filing with the SEC and the final Mercer Proxy Statement prior to Mercer mailing the final Mercer Proxy Statement to its shareholders. If, at any time prior to the Effective Time, any information relating to Mercer, any of the Mercer Subsidiaries or any of their respective officers or directors should be discovered by Buyer or Mercer that should be set forth in an amendment or supplement to the Mercer Proxy Statement so that such document would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, then the party that discovers such information shall promptly notify the other party hereto and, to the extent required by Applicable Law, Mercer shall promptly prepare an amendment or supplement describing such information and provide a copy of such amendment to Buyer for review and comment prior to filing such amendment with the SEC. As promptly as practicable following Mercer's receipt of Buyer's comments to such amendment, Mercer shall incorporate such comments as it deems appropriate, after consultation with its counsel, and file such amendment with the SEC and disseminate such amendment to its shareholders.

5.14 <u>State Takeover Laws</u>. If any "fair price," "business combination" or "control share acquisition" statute or other similar statute or regulation, including the provisions of the Pennsylvania Takeover Disclosure Law (70 P.S. §71 *et seq.*), shall become applicable to any of the Contemplated Transactions, Buyer and Mercer and their respective Boards of Directors shall use their commercially reasonable efforts to grant such approvals and take such actions as are necessary so that the Contemplated Transactions may be consummated as promptly as practicable on the terms contemplated hereby and thereby and otherwise act to minimize the effects of any such statute or regulation on the Contemplated Transactions.

5.15 <u>Certain Litigation</u>. Mercer shall promptly advise Buyer orally and in writing of any action, suit, claim or other litigation, legal, administrative or arbitration proceeding or governmental investigation commenced after the date of this Agreement against Mercer or any of its directors or officers by any shareholder of Mercer relating to this Agreement and the Contemplated Transactions and shall keep Buyer reasonably informed regarding any such litigation. Mercer shall give Buyer the opportunity to consult with Mercer regarding the defense or settlement of any such action, suit, claim or other litigation, legal, administrative or arbitration proceeding or governmental investigation and shall consider Buyer's views with respect thereto. Provided that Buyer waives (i) any failure of a condition to effect Closing under Section 6.1 or 6.3 or (ii) right of termination under Article VII, in each case, arising as a direct result of such action, suit, claim or other litigation, legal, administrative or arbitration proceeding or governmental investigation, Mercer shall not settle any such action, suit, claim or other litigation, legal, administrative or arbitration proceeding or governmental investigation without the prior written consent of Buyer.

5.16 <u>Delivery of Subsequent Financial Statements</u>. Prior to the Effective Time, Mercer shall timely file complete and correct copies of each annual and quarterly statutory financial statement of each Mercer Insurance Subsidiary (collectively, the "**Pre-Closing Mercer Statutory Financial Statements**") with the Insurance Regulator of the jurisdiction of domicile of such Mercer Insurance Subsidiary, in accordance with Applicable Law. Each Pre-Closing Mercer Statutory Financial Statement shall (a) be derived from and shall be in accordance with the books and records of the applicable Mercer Insurance Subsidiary, (b) be prepared in accordance with all Applicable Laws and SAP, and (c) fairly present, in all material respects, in accordance with SAP, the statutory financial position, results of operations, assets, liabilities, capital and surplus, changes in statutory surplus and cash flows of the applicable Mercer Insurance Subsidiary at the respective dates of, and for the periods referred to therein. Mercer shall provide to Buyer a complete and correct copy of each Pre-Closing Mercer Statutory Financial Statement concurrently with the filing of such Pre-Closing Mercer Statutory Financial Statement with the applicable Insurance Regulator.

# ARTICLE VI - CONDITIONS TO CLOSING

6.1 <u>Conditions to Each Party's Obligation to Effect the Closing</u>. The respective obligations of each party to effect the Closing shall be subject to the satisfaction or waiver in writing by Buyer and Mercer at or prior to the Effective Time of the following conditions:

(a) the parties shall have obtained the approval of Buyer's acquisition of control (filed on Form A) of the applicable Mercer Insurance Subsidiary from the Insurance Regulators in Pennsylvania, New Jersey and California. Any waiting period applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated, and no action shall have been instituted by the Department of Justice or Federal Trade Commission challenging or seeking to enjoin the consummation of the Merger, unless such action shall have been withdrawn, terminated or resolved by written order of a Governmental Body that is final and non-appealable;

(b) no statute, rule, regulation, executive order, decree, ruling or preliminary or permanent injunction shall have been enacted, entered, promulgated or enforced by any federal or state court or Governmental Body having jurisdiction over Buyer, Mercer or any of their respective Subsidiaries that prohibits, restrains or enjoins consummation of the Merger; and

(c) this Agreement shall have been approved and adopted by the requisite vote of the shareholders of Mercer in accordance with the Constituent Documents of Mercer and Applicable Law.

6.2 <u>Condition to Obligation of Mercer to Effect the Closing</u>. The obligation of Mercer to effect the Closing shall be subject to the satisfaction or waiver in writing by Mercer, in its sole discretion, at or prior to the Closing Date of the following conditions:

(a) Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing Date; the representations and warranties of Buyer contained in this Agreement shall be true and correct in all respects (without giving effect to any qualifier as to "materiality" set forth therein), in each case, as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date except: (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (iii) where any such failure of the representations and warranties in the aggregate to be true and correct in all respects has not, or would not reasonably be expected to have, a material and adverse effect upon the ability of Buyer to perform its obligations hereunder; and Mercer shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Buyer as to the satisfaction of this condition; and

(b) the aggregate Cash Consideration and the aggregate Option Consideration shall have been paid to the Exchange Agent or Mercer's payroll provider by Buyer.

6.3 <u>Conditions to Obligations of Buyer to Effect the Closing</u>. The obligations of Buyer to effect the Closing shall be subject to the satisfaction or waiver in writing by Buyer, in its sole discretion, at or prior to the Closing Date of the following conditions:

(a)  Mercer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing Date; the representations and warranties of Mercer contained in Section 3.2 shall be true and correct in all respects and the remaining representations and warranties of Mercer contained in this Agreement shall be true and correct in all respects (without giving effect to any qualifier as to "materiality" or "Material Adverse Effect" set forth therein), in each case, as of the date of this Agreement and as of the Closing Date with the same effect as though made as of the Closing Date except: (i) for changes specifically permitted by the terms of this Agreement, (ii) that the accuracy of representations and warranties that by their terms speak as of the date of this Agreement or some other date will be determined as of such date, and (iii) where any such failure of the representations and warranties, (other than the representations and warranties contained in Section 3.2, which shall be true and correct in all respects), in the aggregate to be true and correct in all respects would not have a Material Adverse Effect; and Buyer shall have received a certificate of the Chief Executive Officer or the Chief Financial Officer of Mercer as to the satisfaction of this condition;

(b)  the parties shall have made such filings, and obtained such permits, authorizations, consents, approvals or terminations or expirations of waiting periods required by all Governmental Requirements to consummate the Merger, and the appropriate forms shall have been executed, filed and either approved or the applicable waiting periods, if any, shall have terminated or expired as required by the corporate and Insurance Laws and regulations of all applicable jurisdictions, including California, New Jersey and Pennsylvania, which permits, authorizations, consents, and approvals may be subject only to: (i) conditions that do not impose terms that are materially inconsistent with any material terms contained in this Agreement in a manner that adversely affects the economic value to Buyer of this Agreement, would not require Buyer or Mercer to take any action described in Section 5.6(c) of this Agreement or would not, individually or in the aggregate, have a Material Adverse Effect, and (ii) other conditions that would not, individually or in the aggregate, have a Material Adverse Effect;

(c)  there shall not be instituted or pending any action by any Governmental Body relating to this Agreement, the Shareholder Support Agreements or any of the Contemplated Transactions;

(d)  since the date of this Agreement, there shall not have been any event, occurrence, fact, condition, effect, change or development that, individually or in the aggregate, has had a Material Adverse Effect; and

(e)  Mercer shall have obtained the third-party consents and approvals (other than consents and approvals required by Governmental Requirements) listed in Section 3.6(b) of the Mercer Disclosure Schedule and indicated therein as being a condition to the Closing.

ARTICLE VII - TERMINATION, AMENDMENT AND WAIVER

7.1  <u>Termination by Mutual Consent</u>.  This Agreement may be terminated at any time prior to the Closing Date by mutual written agreement of Mercer and Buyer.

7.2  Termination by Either Mercer or Buyer.  This Agreement may be terminated and the Merger may be abandoned by action of the Board of Directors of either Mercer or Buyer if:

(a)  this Agreement shall fail to receive the requisite approval of the shareholders of Mercer at the Mercer Shareholder Meeting or at any adjournment or postponement thereof; provided, that Mercer may not terminate this Agreement pursuant to this Section 7.2(a) if Mercer has not complied with its obligations under Sections 5.1(iii), 5.4, 5.12 and 5.13 or has otherwise breached in any material respect its obligations under this Agreement in any manner that could reasonably have caused the failure of the shareholder approval to be obtained at the Mercer Shareholder Meeting or at any adjournment or postponement thereof;

(b)  the Closing shall not have been consummated before April 30, 2011; provided, that, notwithstanding the foregoing, such date shall automatically be extended to July 31, 2011 in the event that all required regulatory approvals from Governmental Bodies have not been received, or such approvals have been received but the Mercer Shareholder Meeting has not been held, in each case, prior to April 30, 2011; provided, further, that the party seeking to terminate this Agreement pursuant to this Section 7.2(b) shall not have failed to perform the covenants, agreements and conditions to be performed by it which has been the cause of, or resulted in, the failure of the Closing Date to occur by such date;

(c)  a United States federal or state court of competent jurisdiction or United States federal or state governmental, regulatory or administrative agency or commission having jurisdiction over Mercer or Buyer shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and non-appealable; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(c) shall have used all commercially reasonable efforts to remove such injunction, order or decree; or

(d)  there shall have been a breach by the other party of any of its representations, warranties, covenants or agreements contained in this Agreement, in each case, which if not cured would cause the conditions set forth in Sections 6.1, 6.2 or 6.3, as the case may be, not to be satisfied, and such breach is incapable of being cured or shall not have been cured within thirty (30) days after written notice thereof shall have been received by the party alleged to be in breach; provided, that the party seeking to terminate this Agreement pursuant to this Section 7.2(d) shall not have taken any action that would cause it to be in material violation of any of its representations, warranties or covenants set forth in this Agreement.

7.3  Termination by Buyer.  This Agreement may be terminated at any time prior to the Closing Date by Buyer if: (a) Mercer shall have breached any of the provisions of Section 5.4, 5.5, 5.12 or 5.13; (b) the Board of Directors of Mercer or any committee thereof shall have approved, recommended or publicly proposed to approve or recommend any Acquisition Proposal or shall have taken any other action or made any other statement in connection with the Mercer Shareholder Meeting inconsistent with the Mercer Recommendation or shall have resolved or proposed to do any of the foregoing; (c) a tender offer or exchange offer for fifteen percent (15%) or more of the outstanding shares of capital stock of Mercer is commenced, and the Board of Directors of Mercer fails to recommend against acceptance of such tender offer or exchange offer by its shareholders (including by taking no position with respect to the acceptance of such tender offer or exchange offer by its shareholders); (d) Mercer's Board of Directors fails to reaffirm (publicly, if so requested by Buyer) its recommendation in favor of the adoption and approval of this Agreement within seven (7) days after Buyer requests in writing that such recommendation be reaffirmed; or (e) any Person (other than Buyer or its Affiliates) acquires or becomes the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Mercer Common Stock prior to the date on which the shareholders of Mercer approve and adopt this Agreement.

7.4 <u>Termination by Mercer</u>. This Agreement may be terminated at any time prior to the date on which the shareholders of Mercer approve and adopt this Agreement by Mercer if the Board of Directors of Mercer determines that it would in the reasonable good faith judgment of Mercer's Board of Directors, after consultation with Mercer's outside corporate counsel, violate the fiduciary duties of the Mercer Board of Directors under Applicable Law to recommend approval of this Agreement or the Merger (or if such recommendation is withdrawn) as a result of the receipt of a Superior Proposal.

7.5 <u>Effect of Termination and Abandonment</u>.

(a) In the event of termination of the Agreement pursuant to this Article VII, written notice thereof, specifying the provisions of Article VII pursuant to which such termination is effected, shall as promptly as practicable be given to the other parties to this Agreement and this Agreement shall terminate and the Contemplated Transactions shall be abandoned, without further action by any of the parties hereto. If this Agreement is terminated as provided herein: (i) there shall be no liability or obligation on the part of Buyer, Acquisition Corp., Mercer or their respective officers and directors, and all obligations of the parties shall terminate, except for the obligations of the parties pursuant to this Section 7.5, the obligations of the parties set forth in the Confidentiality Agreement referred to in Section 5.3, and any liabilities for any breach by the parties of the terms and conditions of this Agreement; and (ii) all filings, applications and other submissions made pursuant to the transactions contemplated by this Agreement shall, to the extent practicable, be withdrawn from the agency or Person to which made.

(b) Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated (i) by Mercer pursuant to Section 7.4, (ii) by Mercer or Buyer pursuant to Section 7.2(a), 7.2(b) or 7.2(d) or by Buyer pursuant to Section 7.3(e) and, in the case of this clause (ii) only, an Acquisition Proposal existed between the date hereof and the date of the termination of this Agreement, or (iii) by Buyer pursuant to Section 7.3(a) through (d), then, in each case, Mercer shall (without prejudice to any other rights Buyer may have against Mercer for breach of this Agreement) reimburse Buyer upon demand by wire transfer of immediately available funds to an account specified in writing by Buyer for all reasonable out-of-pocket fees and expenses incurred or paid by or on behalf of Buyer or any Affiliate of Buyer in connection with this Agreement and the Contemplated Transactions, including all fees and expenses of counsel, investment banking firms, accountants and consultants; <u>provided</u>, that Mercer shall have no obligation to reimburse Buyer for any fees and expenses in excess of $500,000 in the aggregate.

(c)  Notwithstanding any provision in this Agreement to the contrary, if this Agreement is terminated by (i) Mercer pursuant to Section 7.4, (ii) Mercer or Buyer pursuant to Section 7.2(a) or 7.2(b) or by Buyer pursuant to Section 7.3(e) and, in the case of this clause (ii) only, an Acquisition Proposal existed between the date hereof and the date of the termination of this Agreement and, concurrently with or within twelve (12) months after any such termination an Acquisition Transaction is consummated or Mercer or any of the Mercer Subsidiaries shall enter into any letter of intent, agreement in principle or other similar Contract with respect to an Acquisition Transaction, or (iii) by Buyer pursuant to Section 7.3(a) through (d), then, in each case, Mercer shall pay to Buyer as liquidated damages a termination fee of $6,685,000 by wire transfer of immediately available funds to an account specified in writing by Buyer, such payment to be made promptly, but in no event later than (A) in the case of clause (ii), the earlier to occur of such an Acquisition Transaction and the entry into such letter of intent, agreement in principle or other similar Contract with respect to an Acquisition Transaction, or (B) in the case of clauses (i) and (iii), on the Business Day following such termination; provided, that if Mercer is obligated to reimburse Buyer for any fees and expenses pursuant to Section 7.5(b), then such termination fee shall be reduced by the amount of such fees and expenses of Buyer that are actually reimbursed by Mercer.

(d)  Notwithstanding anything to the contrary in this Agreement, if Buyer receives a payment pursuant to Section 7.5(b) or 7.5(c), such payment will constitute liquidated damages and be the sole and exclusive remedy of Buyer regardless of the circumstances of such termination.

(e)  The parties acknowledge that the agreements contained in this Section 7.5 are an integral part of the transactions contemplated by this Agreement and that without these agreements Buyer would not enter into this Agreement.  Accordingly, if Mercer fails to promptly pay any amount due pursuant to this Section 7.5 and, in order to obtain any such payment Buyer commences a suit which results in a judgment against Mercer for any of the amounts set forth in this Section 7.5, Mercer shall pay to Buyer its costs and expenses (including attorneys' fees) in connection with such suit.

ARTICLE VIII - GENERAL PROVISIONS

8.1  Survival of Representations, Warranties and Agreements.  The representations or warranties in this Agreement or in any instrument delivered pursuant to this Agreement shall not survive beyond the Closing Date.

8.2  Notices  All notices, claims, demands and other communications hereunder shall be in writing and shall be deemed given upon (a) one (1) Business Day after confirmation of receipt of a facsimile transmission, (b) confirmed delivery by an overnight commercial carrier or when delivered by hand, or (c) the expiration of five (5) Business Days after the day when mailed by United States registered or certified mail (postage prepaid, return receipt requested), addressed to the respective parties at the following addresses (or such other address for a party as shall be specified by like notice):

(a) If to Buyer or Acquisition Corp., to:

United Fire & Casualty Company
118 Second Avenue, SE
PO Box 73909
Cedar Rapids, Iowa  52407
Facsimile:     (319) 286-2669
Attention:     Randy A. Ramlo,
               President and CEO

With a copy to:

Sidley Austin LLP
One South Dearborn
Chicago, Illinois  60603
Facsimile:     (312) 853 – 7036
Attention:     Brian J. Fahrney
               Sean M. Carney

(b) If to Mercer, to:

Mercer Insurance Group, Inc.
10 North Highway 31
Pennington, New Jersey  08534
Facsimile:     (609) 737-7177
Attention:     Andrew R. Speaker,
               President and CEO

with a copy to:

Stevens & Lee
620 Freedom Business Center
King of Prussia, Pennsylvania  19406
Facsimile:     (610) 371-7974
Attention:     Jeffrey P. Waldron, Esquire

8.3  Descriptive Headings.  The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

8.4  Entire Agreement; Assignment.  This Agreement (including the Exhibits, the Mercer Disclosure Schedule, and other documents and instruments referred to herein) constitute the entire agreement and supersede all other prior agreements and understandings (other than those contained in the Confidentiality Agreement, which is hereby incorporated by reference herein), both written and oral, among the parties or any of them, with respect to the subject matter hereof, including any transaction between or among the parties hereto.  Except as expressly set forth herein, neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties.  Any purported assignment in the absence of such consent shall be void *ab initio*.

8.5  Governing Law; Consent to Jurisdiction; Waiver of Jury Trial.

(a)  This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania without giving effect to its laws or principles with respect to conflict of laws.

(b)  By execution and delivery of this Agreement, each of the parties hereto accepts and consents to the exclusive jurisdiction of the courts of the Commonwealth of Pennsylvania and the federal courts sitting in the Eastern District of Pennsylvania, for itself and in respect of its property, and waives in respect of both itself and its property any defense it may have as to or based on immunity, lack of jurisdiction, improper venue or inconvenient forum.  Each of the parties hereto irrevocably consents to the service of any process or other papers by the use of any of the methods and to the addresses set for the giving of notices pursuant to this Agreement.  Nothing herein shall affect the right of any party hereto to serve such process or papers in any other manner permitted by law.

(c)  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER OR OUT OF THIS AGREEMENT OR ANY OF THE CONTEMPLATED TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION PERMITTED UNDER THIS AGREEMENT.  EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) EACH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

8.6  Expenses.  Except as expressly set forth herein, all costs and expenses incurred in connection with this Agreement and the Contemplated Transactions shall be paid by the party incurring such expenses.

8.7  Amendment  This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

8.8  Waiver  At any time prior to the Closing Date, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, and (c) waive compliance with any of the agreements or conditions contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.9 _Counterparts; Effectiveness_. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which shall constitute one and the same agreement. This Agreement shall become effective when each party hereto shall have received counterparts thereof signed and delivered (by telecopy or otherwise) by all of the other parties hereto. Either party may deliver its signed counterpart(s) of this Agreement to the other parties by means of facsimile or any other electronic medium, and such delivery will have the same legal effect as hand delivery of an originally executed counterpart.

8.10 _Severability; Validity; Parties in Interest_. If any provision of this Agreement, or the application thereof to any Person or circumstance is held invalid or unenforceable, the remainder of this Agreement, and the application of such provision to other Persons or circumstances, shall not be affected thereby, and shall nevertheless remain in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement may be consummated as originally contemplated to the fullest extent possible. Except as provided in Section 5.8, nothing in this Agreement, express or implied, is intended to confer upon any Person not a party to this Agreement any rights or remedies of any nature whatsoever under or by reason of this Agreement.

8.11 _Enforcement of Agreement_ The parties hereto agree that irreparable damage would occur in the event that any provision of this Agreement was not performed in accordance with its specific terms or was otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the performance of the terms and provisions hereof in any court of competent jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

[_Remainder of Page Intentionally Left Blank_]

IN WITNESS WHEREOF, Mercer, Acquisition Corp. and Buyer have caused this Agreement to be executed as of the date first written above.

MERCER INSURANCE GROUP, INC.

By: _____
Name: Andrew R. Speaker
Title:　 President and Chief Executive Officer

RED OAK ACQUISITION CORP.

By: _____
Name:
Title:

UNITED FIRE & CASUALTY COMPANY

By: _____
Name:
Title:

Exhibit A

## FORM OF SHAREHOLDER SUPPORT AGREEMENT

SHAREHOLDER SUPPORT AGREEMENT, dated as of [_____], 2010 (this "**Agreement**"), by the undersigned shareholder (the "**Shareholder**") of Mercer Insurance Group, Inc., a Pennsylvania corporation ("**Mercer**"), for the benefit of United Fire & Casualty Company, an Iowa corporation ("**Buyer**").

RECITALS

WHEREAS, Buyer, Red Oak Acquisition Corp., a Pennsylvania corporation and a direct wholly-owned subsidiary of Buyer ("**Acquisition Corp.**"), and Mercer are entering into an Agreement and Plan of Merger, dated as of November 30, 2010 (the "**Merger Agreement**"), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. shall merge with and into Mercer (the "**Merger**") with Mercer continuing as the surviving entity and each issued and outstanding share of common stock, no par value, of Mercer ("**Mercer Common Stock**"), not held in the treasury of Mercer or by any Mercer Subsidiary or owned by Buyer or any wholly-owned Subsidiary of Buyer, will be converted into the right to receive the Cash Consideration specified in Section 2.6(b) of the Merger Agreement;

WHEREAS, the Shareholder owns of record that number of shares of Mercer Common Stock identified as owned by the Shareholder on the signature page hereof (such shares of Mercer Common Stock, together with any other shares of capital stock of Mercer acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "**Subject Shares**");

WHEREAS, the Shareholder holds stock options (whether or not vested) to acquire that number of shares of Mercer Common Stock indentified as such on the signature page hereof (such options to acquire Mercer Common Stock, together with any other options to acquire Mercer Common Stock acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "**Subject Options**" and together with the Subject Shares, the "**Subject Securities**"); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Buyer has required that the Shareholder agree, and in order to induce Buyer to enter into the Merger Agreement the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Shareholder agrees as follows:

1. <u>Covenants of Shareholder</u>. Until the termination of the Shareholder's obligations in accordance with Section 3 of this Agreement, the Shareholder agrees as follows:

(a) At the Mercer Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Shareholder shall appear or otherwise cause the Subject Shares to be cast in accordance with the applicable procedures relating thereto so as to ensure that the Subject Shares are duly counted as present thereat for purposes of calculating a quorum.

(b)     At the Mercer Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

(c)     At any meeting of shareholders of Mercer (or at any adjournment thereof) or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Mercer or any Mercer Subsidiary or any other Acquisition Proposal or (ii) any amendment of Mercer's Constituent Documents or other proposal or transaction involving Mercer or any Mercer Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Mercer.

(d)     The Shareholder shall not, nor shall the Shareholder permit any affiliate, employee, investment banker or attorney or other advisor or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or agree to or endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(e)     The Shareholder hereby agrees not to (i) sell, transfer, pledge, assign, otherwise dispose of (including by gift) or subject to an Encumbrance (collectively, "**Transfer**"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of any of the Subject Securities to any Person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to any of the Subject Securities, other than this Agreement.  Notwithstanding the foregoing, the Shareholder may transfer any or all of the Subject Securities to (x) a charity, charitable trust or other charitable organization qualifying under Section 5.01(c)(3) of the Code, or (y) to a lineal descendant or spouse of the Shareholder or a trust for the benefit of one or more of such persons; provided, that the transferee agrees in writing to be bound by the terms of this Agreement.

(g)     The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

2.     <u>Representations and Warranties</u>.  The Shareholder represents and warrants to Buyer as follows:

2

(a)     The Shareholder is the record and beneficial owner of, and has good and valid title to, all of the Subject Securities, including the Subject Shares and Subject Options identified as owned by the Shareholder below the Shareholder's name on the signature page hereto. The Shareholder does not own, of record or beneficially, any shares of capital stock, options or other equity or equity-related securities of Mercer other than the Subject Securities. Except for the Subject Securities owned by the Shareholder jointly with other Persons as reflected on Exhibit A, the Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Securities. None of the Subject Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Securities, except as contemplated by this Agreement.

(b)     This Agreement has been duly and validly executed and delivered by the Shareholder. Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles. The execution and delivery of this Agreement by the Shareholder does not and will not conflict with any agreement, order or other instrument binding upon the Shareholder, nor require the Shareholder to make or obtain any regulatory filing or approval.

3.     Termination. The obligations of the Shareholder hereunder shall terminate upon the earlier of (i) the termination of the Merger Agreement pursuant to Article VII thereof, or (ii) the approval of the Merger and the Merger Agreement by the requisite vote of the shareholders of Mercer at the Mercer Shareholder Meeting (or at any adjournment thereof).

4.     Further Assurances. The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Buyer may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

5.     Successors, Assigns and Transferees Bound. Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Shareholder, such as an executor or heir) shall be bound by the terms hereof, and the Shareholder shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.

6.     Recapitalizations, Stock Dividends, etc. If, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Mercer Common Stock shall be increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of Mercer shall be declared with a record date within such period or (c) any similar event shall have occurred, then the term "Subject Securities" shall be deemed to refer to and include such shares as well as all such additional shares, stock dividends and any other securities into which or for which any or all of such changes may be changed or exchanged or which are received in such transaction.

7. <u>Shareholder Information</u>.  The Shareholder hereby agrees to permit Buyer and Mercer to publish and disclose in the Mercer Proxy Statement, any public announcement and any report filed with or furnished to the SEC the Shareholder's identity and ownership of the Subject Shares and the nature of the Shareholder's commitments, arrangements and understandings under this Agreement.

8. <u>Subject Options</u>.  The Shareholder hereby consents to and agrees that all of the Subject Options that the Shareholder has not previously exercised shall be automatically surrendered and cancelled at the Effective Time in exchange for the right to receive the Option Consideration as provided in Section 2.5(c) of the Merger Agreement.

9. <u>Remedies</u>.  The Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it and that any such breach would cause Buyer irreparable harm.  Accordingly, the Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Buyer, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

10. <u>Severability</u>.  The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11. <u>Amendment</u>.  This Agreement may be amended only by means of a written instrument executed and delivered by both the Shareholder and Buyer.

12. <u>Governing Law</u>.  This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to its laws or principles with respect to conflict of laws.

13. <u>Capitalized Terms</u>.  Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

14. <u>Counterparts</u>.  For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15. <u>No Limitation on Actions of the Shareholder as Director</u>.  In the event the Shareholder is a director of Mercer, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require the Shareholder to take or in any way limit any action that the Shareholder may take to discharge the Shareholder's fiduciary duties as a director of Mercer.

IN WITNESS WHEREOF, the Shareholder has signed this Agreement as of the date first written above.

Name: _____

Subject Shares:  _____

Subject Options:  _____


Accepted and agreed to
as of the date first written above:

UNITED FIRE & CASUALTY COMPANY

By:  _____
Name:
Title:

## SUBJECT SHARES JOINTLY OWNED BY THE SHAREHOLDER

**FORM OF AGREEMENT TO TERMINATE EMPLOYMENT AGREEMENT**

This Agreement to Terminate Employment Agreement (this "Agreement"), dated as of _____, is among [_____] (the "Executive"), Bicus Services Corporation ("Bicus"), Mercer Insurance Group, Inc. ("Mercer") and Mercer Insurance Company.

WHEREAS, Bicus, Mercer, Mercer Insurance Company and the Executive entered into an Employment Agreement dated as of [_____] (the "Employment Agreement"), pursuant to which Bicus agreed to employ the Executive as a [_____] and the Executive accepted such employment;

WHEREAS, Mercer is entering into an Agreement and Plan of Merger by and among United Fire & Casualty Company, Red Oak Acquisition Corp. and Mercer Insurance Group, Inc. dated as of November 30, 2010 (the "Merger Agreement"); and

WHEREAS, in connection with the consummation of the Merger Agreement, the parties desire to terminate the Employment Agreement, other than certain continuing provisions specified herein, and to provide for certain payments to be made to the Executive upon such termination.

NOW, THEREFORE, in consideration of the premises and mutual covenants and agreements contained herein, the parties hereby agree as follows:

1.     Termination of Employment Agreement.  In accordance with Treas. Reg. 1.409A-3(j)(ix)(B), the parties hereby agree that the Employment Agreement shall be terminated as of the Effective Time, as defined in the Merger Agreement; provided,  however, that Section 18 of the Employment Agreement entitled Confidential Information and Section 19 of the Employment Agreement entitled Covenants Not to Compete or to Solicit shall continue and remain in full effect in accordance with their terms.

2.     Payment Upon Termination.  In connection with the termination of the Employment Agreement, Mercer shall pay to the Executive within 10 business days of the Effective Time, a lump sum cash payment in the amount of the cash payment that would have been payable to the Executive pursuant to Section 11 of the Employment Agreement in the event the Executive terminated his employment with Good Reason (as defined in the Employment Agreement) at the Effective Time.  The Executive shall not be entitled to any other payments or benefits under the Employment Agreement or in connection with the termination thereof.

3.     Governing Law; Validity.  The interpretation, construction and performance of this Agreement shall be governed by and construed and enforced in accordance with the laws of the Commonwealth of Pennsylvania.  The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which other provisions shall remain in full force and effect.

4.      Entire Agreement; Amendment.  This Agreement contains the entire understanding of the parties hereto with regard to the subject matter contained herein and supersedes all prior agreements, understandings or intents between or among any of the parties hereto or any related parties; *provided, however*, this Agreement does not supersede or preempt Section 18 of the Employment Agreement entitled Confidential Information and Section 19 of the Employment Agreement entitled Covenants Not to Compete or to Solicit.  The parties hereto, by mutual agreement in writing, may amend, modify and supplement this Agreement.  Any such amendment shall be validly and sufficiently authorized for purposes of this Agreement if it is evidenced by a writing signed by all of the parties hereto.

5.      Counterparts.  This Agreement may be executed in two or more counterparts, all of which shall be deemed to be an original and all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the day and year first written above.


Name: [_____]

BICUS SERVICE CORPORATION

By:_____

Attest:_____

MERCER INSURANCE GROUP, INC.

By:_____

Attest:_____

MERCER INSURANCE COMPANY

By:_____

Attest:_____

Exhibit C

MERCER INSURANCE GROUP, INC.
SENIOR MANAGEMENT RETENTION PLAN

**Article 1.      Purpose.**

This Mercer Insurance Group, Inc. Senior Management Retention Plan (this "Plan") is intended to reward selected officers and key employees of Mercer Insurance Group, Inc. ("Mercer") and its subsidiaries who continue to provide services to Mercer, United Fire & Casualty Company ("United Fire"), or their subsidiaries (collectively, the "Company") after the consummation of the merger of a wholly-owned subsidiary of United Fire with and into Mercer pursuant to the terms and conditions of the Merger Agreement, as defined below (the "Merger").

**Article 2.      Definitions.**

(a)  "409A Penalties" has the meaning set forth in Section 8.9 of this Plan.

(b)  "Cause" means (i) a Participant's failure to perform his job duties and responsibilities in a manner commensurate with his position (for reasons other than disability), (ii) a Participant's refusal to comply in any material respect with lawful Company policies or directives, (iii) a Participant's material breach of any contract or agreement between such Participant and the Company, or such Participant's material breach of any statutory duty, fiduciary duty that such Participant owes to the Company, (iv) the Participant's commission of an act of fraud, theft, embezzlement or other unlawful act against the Company or involving Company property or assets or such Participant's engaging in unprofessional, unethical or intentional acts that materially discredit the Company or are materially detrimental to the reputation, character or standing of the Company, or (v) the Participant's indictment, conviction or *nolo contendere* or guilty plea with respect to any felony or crime of moral turpitude.

(c)  "Code" means the Internal Revenue Code of 1986, as amended.

(d)  "Committee" means the Compensation Committee of the Board of Directors of United Fire.

(e)  "Company" has the meaning set forth in Article 1 of this Plan.

(f)  "Effective Time" has the meaning ascribed to such term in the Merger Agreement.

(g)  "Good Reason" means the occurrence of any of the following events without the Participant's prior consent: (i) a material diminution in the Participant's annual base salary; or (ii) a change by more than fifty (50) miles of the geographic location at which the Participant is required to perform his principal services to the Company; *provided* that (A) the Participant provides written notice to the Company within ninety (90) calendar days after the initial existence of such event, setting forth the

Ex. C-1

reason such event would constitute Good Reason hereunder, and (B) the Company fails to cure such event within thirty (30) calendar days after receipt of such notice.

(h) "<u>Mercer</u>" has the meaning set forth in Article 1 of this Plan.

(i) "<u>Merger</u>" has the meaning set forth in Article 1 of this Plan.

(j) "<u>Merger Agreement</u>" means that certain Agreement and Plan of Merger, by and among United Fire, Red Oak Acquisition Corp. and Mercer, dated as of November 30, 2010.

(k) "<u>Merger Agreement Date</u>" means the date on which the Merger Agreement is executed by United Fire, Red Oak Acquisition Corp. and Mercer.

(l) "<u>Participant</u>" means an officer or key employee of the Company who is listed on Schedule A hereto.

(m) "<u>Plan</u>" means this Senior Management Retention Plan.

(n) "<u>Retention Bonus</u>" means the bonus for which a Participant is eligible pursuant to Article 5 of this Plan.

(o) "<u>United Fire</u>" has the meaning set forth in Article 1 of this Plan.

**Article 3.      Effective Date of Plan.**

This Plan shall be effective as of the Effective Time of the Merger.

**Article 4.      Eligibility.**

The Participants in this Plan shall include only those officers and key employees of the Company who are employed by the Company as of the Merger Agreement Date and listed on Schedule A hereto.

**Article 5.      Retention Bonuses.**

**5.1.**      Each Participant who remains continuously employed by the Company for a period of nine (9) months following the Effective Time shall be entitled to a Retention Bonus in an amount equal to the amount set forth next to such Participant's name on Schedule A.

**5.2.**      One-third (33.33%) of the Retention Bonus shall be paid to the Participant in cash within three (3) business days after the three-month anniversary of the Effective Time, provided the Participant remains continuously employed by the Company from the Effective Time through such three-month anniversary.

**5.3.**      An additional one-third (33.33%) of the Retention Bonus shall be paid to the Participant in cash within three (3) business days after the six-month anniversary of the Effective Time, provided the Participant remains continuously employed by the Company from the Effective Time through such six-month anniversary.

**5.4.**    The remaining one-third (33.33%) of the Retention Bonus shall be paid to the Participant in cash within three (3) business days after the nine-month anniversary of the Effective Time, provided the Participant remains continuously employed by the Company from the Effective Time through such nine-month anniversary.

**5.5.**    If (i) the Company terminates a Participant's employment without Cause, or (ii) a Participant terminates his employment with the Company for Good Reason, in either case prior to the end of the nine-month period following the Effective Time, then the Company shall make a lump sum cash payment to the Participant within three (3) business days after the date of such termination of employment in an amount equal to one-third (33.33%) of the full amount of the Retention Bonus.  Following such payment, the Participant shall not be entitled to any subsequent payments under this Plan.

**5.6.**    If a Participant's employment with the Company terminates prior to the end of the nine-month period following the Effective Time for any reason other than (i) a termination by the Company without Cause, or (ii) a termination by the Participant for Good Reason, such Participant shall not be entitled to any subsequent payments under this Plan.

**Article 6.    Administration.**

The Plan shall be administered by the Committee (or any successor thereto) consistent with the purpose and terms of this Plan.  The Committee shall have full power and authority to interpret this Plan and to make any determinations and to take such other actions as it deems necessary or advisable in carrying out its duties under this Plan, including the delegation of such authority or power, where appropriate.

**Article 7.    Amendment and Termination.**

The Plan shall terminate when the total amount of all Retention Bonuses has been paid to the respective Participants.  The Plan may not be amended in any manner that is adverse to a Participant without the written consent of such Participant.

**Article 8.    Miscellaneous.**

**8.1.**    No Retention Bonus shall be taken into consideration for the calculation of any pension, severance or other benefit under any employee benefit plan, program or arrangement, except as shall be required by applicable law.

**8.2.**    The right of a Participant to receive a Retention Bonus shall not be deemed a right to continued employment prior to or after the Effective Time, and shall not entitle the Participant to additional payments under any other plan or program implemented by the Company.

**8.3.**    No Participant shall have the power or right to transfer (other than by will or the laws of descent and distribution), alienate or otherwise encumber such Participant's interest under this Plan.  The provisions of this Plan shall inure to the benefit of each Participant and the Participant's beneficiaries, heirs, executors, administrators and successors in interest.

**8.4.**     The Company may make such provisions and take such action as it may deem necessary or appropriate for the withholding of any taxes that the Company believes to be required by any law or regulation of any governmental authority, whether Federal, state or local, to withhold in connection with any Retention Bonus.

**8.5.**     The Plan is binding on all Participants and their respective heirs and legal representatives, on the Committee and its successor and on the Company and its successors, whether by way of merger, consolidation, purchase or otherwise.  Following the Effective Time, this Plan shall be binding on the Surviving Corporation, as defined in the Merger Agreement, to the same extent as if the Surviving Corporation had expressly assumed this Plan.

**8.6.**     The Plan and all determinations made and actions taken under this Plan shall be governed by the laws of the State of Iowa (excluding the choice of law provisions thereof).

**8.7.**     If any provision of this Plan is held unlawful or otherwise invalid or unenforceable, in whole or in part, the unlawfulness, invalidity or unenforceability shall not affect any other parts of this Plan, which parts shall remain in full force and effect.

**8.8.**     The Retention Bonuses are intended to be exempt from Section 409A of the Code as short-term deferrals pursuant to Treasury regulation §1.409A-1(b)(4), and for this purpose each payment shall be considered a separate payment.  In the event the terms of this Plan would subject a Participant to taxes or penalties under Section 409A of the Code ("409A Penalties"), the Company may amend the terms of this Plan to avoid such 409A Penalties, to the extent possible; provided that in no event shall the Company be responsible for any 409A Penalties that arise in connection with any amounts payable under this Plan.

**Schedule A**

| Participant | Retention Bonus |
| --- | --- |
| Andrew R. Speaker | $281,250 |
| David B. Merclean | $187,500 |
| Paul R. Corkery | $165,000 |
| Paul D. Ehrhardt | $217,500 |

**EXHIBIT 10.1**

FORM OF SHAREHOLDER SUPPORT AGREEMENT

SHAREHOLDER SUPPORT AGREEMENT, dated as of [_____], 2010 (this "**Agreement**"), by the undersigned shareholder (the "**Shareholder**") of Mercer Insurance Group, Inc., a Pennsylvania corporation ("**Mercer**"), for the benefit of United Fire & Casualty Company, an Iowa corporation ("**Buyer**").

RECITALS

WHEREAS, Buyer, Red Oak Acquisition Corp., a Pennsylvania corporation and a direct wholly-owned subsidiary of Buyer ("**Acquisition Corp.**"), and Mercer are entering into an Agreement and Plan of Merger, dated as of November 30, 2010 (the "**Merger Agreement**"), whereby, upon the terms and subject to the conditions set forth in the Merger Agreement, Acquisition Corp. shall merge with and into Mercer (the "**Merger**") with Mercer continuing as the surviving entity and each issued and outstanding share of common stock, no par value, of Mercer ("**Mercer Common Stock**"), not held in the treasury of Mercer or by any Mercer Subsidiary or owned by Buyer or any wholly-owned Subsidiary of Buyer, will be converted into the right to receive the Cash Consideration specified in Section 2.6(b) of the Merger Agreement;

WHEREAS, the Shareholder owns of record that number of shares of Mercer Common Stock identified as owned by the Shareholder on the signature page hereof (such shares of Mercer Common Stock, together with any other shares of capital stock of Mercer acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "**Subject Shares**");

WHEREAS, the Shareholder holds stock options (whether or not vested) to acquire that number of shares of Mercer Common Stock indentified as such on the signature page hereof (such options to acquire Mercer Common Stock, together with any other options to acquire Mercer Common Stock acquired by such Shareholder after the date hereof and during the term of this Agreement, being collectively referred to herein as the "**Subject Options**" and together with the Subject Shares, the "**Subject Securities**"); and

WHEREAS, as a condition to its willingness to enter into the Merger Agreement, Buyer has required that the Shareholder agree, and in order to induce Buyer to enter into the Merger Agreement the Shareholder has agreed, to enter into this Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements set forth herein, the Shareholder agrees as follows:

1.      Covenants of Shareholder.  Until the termination of the Shareholder's obligations in accordance with Section 3 of this Agreement, the Shareholder agrees as follows:

(a)      At the Mercer Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Shareholder shall appear or otherwise cause the Subject Shares to be cast in accordance with the applicable procedures relating thereto so as to ensure that the

1

Subject Shares are duly counted as present thereat for purposes of calculating a quorum.

(b) At the Mercer Shareholder Meeting (or at any adjournment thereof) or in any other circumstances upon which a vote, consent or other approval with respect to the Merger or the Merger Agreement is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares in favor of the Merger, the adoption of the Merger Agreement and the approval of the terms thereof and each of the other transactions contemplated by the Merger Agreement.

(c) At any meeting of shareholders of Mercer (or at any adjournment thereof) or in any other circumstances upon which the Shareholder's vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) the Subject Shares against (i) any merger agreement or merger (other than the Merger Agreement and the Merger), consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by Mercer or any Mercer Subsidiary or any other Acquisition Proposal or (ii) any amendment of Mercer's Constituent Documents or other proposal or transaction involving Mercer or any Mercer Subsidiary, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement or change in any manner the voting rights of any class of capital stock of Mercer.

(d) The Shareholder shall not, nor shall the Shareholder permit any affiliate, employee, investment banker or attorney or other advisor or representative of the Shareholder to, directly or indirectly, (i) solicit, initiate or knowingly encourage the submission of, any Acquisition Proposal or (ii) participate in any discussions or negotiations regarding, or furnish to any Person any information with respect to, or agree to or endorse, or take any other action to facilitate any Acquisition Proposal or any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Acquisition Proposal.

(e) The Shareholder hereby agrees not to (i) sell, transfer, pledge, assign, otherwise dispose of (including by gift) or subject to an Encumbrance (collectively, "**Transfer**"), or enter into any contract, option or other arrangement (including any profit-sharing arrangement) with respect to the Transfer of any of the Subject Securities to any Person or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in relation to any of the Subject Securities, other than this Agreement. Notwithstanding the foregoing, the Shareholder may transfer any or all of the Subject Securities to (x) a charity, charitable trust or other charitable organization qualifying under Section 5.01(c)(3) of the Code, or (y) to a lineal descendant or spouse of the Shareholder or a trust for the benefit of one or more of such persons; provided, that the transferee agrees in writing to be bound by the terms of this Agreement.

(g) The Shareholder further agrees not to commit or agree to take any action inconsistent with the foregoing.

2.      Representations and Warranties.  The Shareholder represents and warrants to Buyer as follows:

(a)      The Shareholder is the record and beneficial owner of, and has good and valid title to, all of the Subject Securities, including the Subject Shares and Subject Options identified as owned by the Shareholder below the Shareholder's name on the signature page hereto.  The Shareholder does not own, of record or beneficially, any shares of capital stock, options or other equity or equity-related securities of Mercer other than the Subject Securities.  Except for the Subject Securities owned by the Shareholder jointly with other Persons as reflected on Exhibit A, the Shareholder has the sole right to vote, and the sole power of disposition with respect to, the Subject Securities.  None of the Subject Securities is subject to any voting trust, proxy or other agreement, arrangement or restriction with respect to the voting or disposition of such Subject Securities, except as contemplated by this Agreement.

(b)      This Agreement has been duly and validly executed and delivered by the Shareholder.  Assuming the due authorization, execution and delivery of this Agreement by Buyer, this Agreement constitutes the valid and binding agreement of the Shareholder enforceable against the Shareholder in accordance with its terms, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium and other similar laws of general application which may affect the enforcement of creditors' rights generally and by general equitable principles.  The execution and delivery of this Agreement by the Shareholder does not and will not conflict with any agreement, order or other instrument binding upon the Shareholder, nor require the Shareholder to make or obtain any regulatory filing or approval.

3.      Termination.  The obligations of the Shareholder hereunder shall terminate upon the earlier of (i) the termination of the Merger Agreement pursuant to Article VII thereof, or (ii) the approval of the Merger and the Merger Agreement by the requisite vote of the shareholders of Mercer at the Mercer Shareholder Meeting (or at any adjournment thereof).

4.      Further Assurances.  The Shareholder will, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as Buyer may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

5.      Successors, Assigns and Transferees Bound.  Any successor, assignee or transferee (including a successor, assignee or transferee as a result of the death of the Shareholder, such as an executor or heir) shall be bound by the terms hereof, and the Shareholder shall take any and all actions necessary to obtain the written confirmation from such successor, assignee or transferee that it is bound by the terms hereof.

6.      Recapitalizations, Stock Dividends, etc.  If, between the date of this Agreement and the Effective Time, (a) the outstanding shares of Mercer Common Stock shall be increased, decreased, changed into or exchanged for a different number of shares or different class, in each case, by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares, (b) a stock dividend or dividend payable in any other securities of Mercer shall be declared with a record date within such period or (c) any similar event shall have occurred, then the term "Subject Securities" shall be deemed to refer to and include such shares as well as all such additional shares, stock dividends and any other securities

3

into which or for which any or all of such changes may be changed or exchanged or which are received in such transaction.

7. **Shareholder Information**. The Shareholder hereby agrees to permit Buyer and Mercer to publish and disclose in the Mercer Proxy Statement, any public announcement and any report filed with or furnished to the SEC the Shareholder's identity and ownership of the Subject Shares and the nature of the Shareholder's commitments, arrangements and understandings under this Agreement.

8. **Subject Options**. The Shareholder hereby consents to and agrees that all of the Subject Options that the Shareholder has not previously exercised shall be automatically surrendered and cancelled at the Effective Time in exchange for the right to receive the Option Consideration as provided in Section 2.5(c) of the Merger Agreement.

9. **Remedies**. The Shareholder acknowledges that money damages would be both incalculable and an insufficient remedy for any breach of this Agreement by it and that any such breach would cause Buyer irreparable harm. Accordingly, the Shareholder agrees that in the event of any breach or threatened breach of this Agreement, Buyer, in addition to any other remedies at law or in equity it may have, shall be entitled, without the requirement of posting a bond or other security, to equitable relief, including injunctive relief and specific performance.

10. **Severability**. The invalidity or unenforceability of any provision of this Agreement in any jurisdiction shall not affect the validity or enforceability of any other provision of this Agreement in such jurisdiction, or the validity or enforceability of any provision of this Agreement in any other jurisdiction.

11. **Amendment**. This Agreement may be amended only by means of a written instrument executed and delivered by both the Shareholder and Buyer.

12. **Governing Law**. This Agreement shall be governed by, and construed in accordance with, the laws of the Commonwealth of Pennsylvania without giving effect to its laws or principles with respect to conflict of laws.

13. **Capitalized Terms**. Capitalized terms used in this Agreement that are not defined herein shall have such meanings as set forth in the Merger Agreement.

14. **Counterparts**. For the convenience of the parties, this Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

15. **No Limitation on Actions of the Shareholder as Director**. In the event the Shareholder is a director of Mercer, notwithstanding anything to the contrary in this Agreement, nothing in this Agreement is intended or shall be construed to require the Shareholder to take or in any way limit any action that the Shareholder may take to discharge the Shareholder's fiduciary duties as a director of Mercer.

IN WITNESS WHEREOF, the Shareholder has signed this Agreement as of the date first written above.

 

Name: _____

Subject Shares: _____

Subject Options: _____

 

Accepted and agreed to
as of the date first written above:

UNITED FIRE & CASUALTY COMPANY

By: _____
Name:
Title:

## SUBJECT SHARES JOINTLY OWNED BY THE SHAREHOLDER

EXHIBIT 99.1





**FOR FURTHER INFORMATION:**
AT UNITED FIRE:
Randy A. Ramlo, President and Chief Executive Officer
Dianne Lyons, Vice President and Chief Financial Officer
319-399-5700
AT MERCER INSURANCE:
Andrew R. Speaker, President and Chief Executive Officer
David B. Merclean, Senior Vice President and Chief Financial Officer
609-737-0426

**United Fire & Casualty Company to Acquire Mercer Insurance Group for $28.25 per Share in Cash**

- *With diversified risk profile and increased scale, combined company will market commercial and personal insurance through approximately 1,400 independent agents in 24 states*
- *Transaction expected to add to United Fire earnings by 2012*
- *Conference call regarding transaction to be held at 9 a.m. ET/8 a.m. CT on December 1, 2010*

*CEDAR RAPIDS, Iowa, and PENNINGTON, New Jersey, November 30, 2010 -- United Fire &* **Casualty Company (NASDAQ: UFCS) and Mercer Insurance Group, Inc. (NASDAQ: MIGP)** today announced that the companies have entered into a merger agreement. Under the terms of the agreement, United Fire will acquire all of the outstanding shares of Mercer Insurance common stock in a transaction expected to close at the end of the first quarter of 2011.  Combined 2009 net written premiums for the two companies were $605 million.  Both United Fire and Mercer Insurance are rated A (Excellent) by A.M. Best Co.

Mercer Insurance shareholders will receive $28.25 per share in cash, representing an aggregate transaction value of approximately $191 million. The price represents a premium of 49.8% to the closing price of Mercer Insurance common stock on November 30, 2010.  The transaction is subject to customary conditions, including approval by the shareholders of Mercer Insurance and regulatory authorities. Approval of the transaction by United Fire shareholders is not required and there is no financing condition to consummate the transaction. United Fire expects to finance the transaction with a combination of available cash and bank financing.

Randy A. Ramlo, President and Chief Executive Officer of United Fire, said: "United Fire has been looking to enter the Mid-Atlantic and West Coast markets for years because of the potential to diversify our risk profile and increase the scale of our operations. Mercer Insurance has a long track record of operating profitably in these markets, and we are very pleased that the company and its employees, agents and policyholders will be joining the United Fire family. The transaction is a very attractive financial opportunity for United Fire, and we anticipate it will contribute to our net income and return on equity no later than 2012."

"Mercer Insurance brings a strong, consistent performance track record, a disciplined underwriting approach and a history of product innovations well received by agents and policyholders. We look forward to working with the Mercer Insurance team to continue their focus on underwriting profitability," Ramlo noted.

Andrew R. Speaker, President and Chief Executive Officer of Mercer Insurance, stated: "We believe this is a very compelling transaction for all of our stakeholders.  Our shareholders receive a good premium, our employees join a great organization and our agents and policyholders will benefit from increased opportunities and United Fire's strong capital position.  I look forward to working with Randy and his team on transitioning Mercer Insurance to the next phase of its history."

The board of directors of Mercer Insurance unanimously approved the merger and determined it is in the best interest of Mercer Insurance and its shareholders. The board also resolved to recommend that Mercer Insurance's shareholders vote to approve the merger. Officers and directors of Mercer Insurance, who together beneficially own approximately 13% of the outstanding shares of Mercer Insurance common stock, have agreed to vote their shares in favor of the merger.

**Strategic and Financial Benefits of the Transaction**

The combined company is expected to be a top 50 U.S. publicly traded property casualty writer, based on 2009 net written premiums (approximately 91% commercial lines).  The combined company will have expanded resources to better serve policyholders and will benefit from certain economies of scale. United Fire management expects the transaction to benefit all stakeholders and to provide an improved strategic position for anticipated strong financial performance going forward, including:

**Diversified Risk Profile** – There is no overlap between the two organizations' agency networks as Mercer Insurance primarily markets in six Western and Mid-Atlantic states in which United Fire has no appointed property casualty agencies. Following the closing of the transaction, United Fire will market through approximately 1,400 independent agents in 24 states, diversifying its exposure to weather and other catastrophe risks across its geographic markets.

**Common Business Approach** – Following the completion of the transaction, the combined company will be able to build on common conservative underwriting and investment cultures. Both companies market through independent agents, focus on customer service and are committed to fair claims handling. United Fire's award-winning agent technology offers low-cost scalability for the combined organization. Each company has well-designed commercial lines products for policyholders in niche markets. These products currently are marketed in the companies' respective geographies and may be appropriate for expansion into new states.

**Conference Call**

United Fire will hold a conference call on Wednesday, December 1, 2010 at 9 a.m. ET/ 8 a.m. CT to comment on the broad details and benefits of the transaction. The call will be hosted by Randy A. Ramlo, United Fire President and Chief Executive Officer; Michael T. Wilkins, United Fire Executive Vice President, Corporate Administration; and Dianne Lyons, United Fire Vice President and Chief Financial Officer.

Investors may participate by dialing (800) 352-4170 (toll free) or (253) 237-1838 (for international callers). A webcast of the call will be available through the Investor Relations section of http://www.unitedfiregroup.com  and the Investors section of http://www.mercerins.com. The web replay will be available beginning about two hours after the completion of the call on the companies' respective websites.

**Transaction Advisors**

United Fire is being advised in this transaction by Keefe, Bruyette & Woods, Inc. and the law firms of Bradley & Riley PC and Sidley Austin LLP. Mercer is being advised by Sandler O'Neill + Partners, L.P. and the law firm of Stevens & Lee.

**About United Fire & Casualty Company**

United Fire & Casualty Company markets property and casualty insurance, life insurance and annuities through a network of independent agents.  It is licensed as a property and casualty insurer in 43 states, plus the District of Columbia, represented by over 800 independent agencies.  Its life insurance subsidiary is licensed in 28 states, represented by over 900 independent life agencies. The company's complete line of products includes commercial insurance (approximately 91% property and casualty premiums written), surety bonds, and personal insurance. United Fire is rated A (Excellent) by A.M. Best.

United Fire reported net written premiums of $324 million, a GAAP combined ratio of 99.8% and net income of $38.4 million, or $1.46 per diluted share, for the nine months ended September 30, 2010. At September 30, 2010, book value per share was $27.73.

**About Mercer Insurance Group**

Mercer Insurance Group, Inc. offers commercial and personal lines of insurance to businesses and individuals principally in New Jersey, Pennsylvania, Arizona, California, Nevada and Oregon through its insurance subsidiaries: Mercer Insurance Company, Mercer Insurance Company of New Jersey, Inc., Financial Pacific Insurance Company and Franklin Insurance Company. A.M. Best affirmed Mercer Insurance Group's A (Excellent) rating in June 2010, when the outlook was raised to stable.

Mercer Insurance reported net written premiums of $101 million, a GAAP combined ratio of 97.0% and net income of $11.1 million, or $1.73 per diluted share, for the nine months ended September 30, 2010. At September 30, 2010, book value per share was $28.49.

**Forward-looking Statements**

This press release includes certain forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of United Fire or Mercer Insurance to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the timing and completion of the merger, the outcome of any legal proceedings relating to the merger, the ability of United Fire to integrate the operations of Mercer Insurance into its own operations, the effect of the announcement on Mercer Insurance's customer relationships, operating results, financial condition and business generally. Such factors also include, but are not limited to, the risks and uncertainties described in United Fire's and Mercer Insurance's reports filed with the SEC, which are available at http://www.sec.gov. United Fire and Mercer Insurance disclaim any intention or obligation to update or revise any forward- looking statements, except as required by law.

**Additional Information**

In connection with the proposed transaction, Mercer Insurance Group, Inc. will file a proxy statement with the Securities and Exchange Commission. **Investors and shareholders are advised to read the proxy statement and any other relevant documents filed with the SEC when they become available. Those documents will contain important information about the merger, United Fire and Mercer Insurance.**

Investors and shareholders may obtain free copies of the proxy statement and other documents filed by Mercer Insurance (when available), at the SEC's website at http://www.sec.gov or at the company's website at http://www.mercerins.com. The proxy statement and such other documents may also be obtained, when available, for free from Mercer Insurance by directing such request to Mercer Insurance Group, Inc., 10 North Highway 31, P.O. Box 278, Pennington, NJ  08534.

Mercer Insurance and its directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from Mercer Insurance's shareholders in connection with the proposed merger transaction. Information concerning the interests of those persons is set forth in Mercer Insurance's proxy statement relating to the 2010 annual shareholder meeting and annual report on Form 10-K for the fiscal year ended December 31, 2009, both filed with the SEC, and will also be set forth in the proxy statement relating to the merger transaction when it becomes available.

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